UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

Telecom Italia S.p.A.

Piazza degli Affari 2,

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐ - NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 of Telecom Italia Capital S.A. (Registration No. 333-127351) and Telecom Italia S.p.A. (Registration No. 333-127351-01) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

2008 Half-Yearly Financial Report	Introduction

INTRODUCTION

As used in this Report on Form 6-K, unless the context otherwise requires, the term “Company” means Telecom Italia S.p.A. the operating company for fixed and mobile telecommunications services in Italy and the holding company for various businesses, principally telecommunications, and the terms “we”, “us” and “our” refers to the Company, and, as applicable, the Company and its consolidated subsidiaries.

¢ Presentation of Certain Financial and Other Information

The financial information contained in this Report on Form 6-K has been prepared in accordance with International Financial Reporting Standards issued by the IASB—International Accounting Standard Board (“IFRS”). IFRS also include all effective International Accounting Standards (“IAS”) and all Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), comprising those previously issued by the Standing Interpretations Committee (“SIC”).

Furthermore, pursuant to SEC Release No. 33-8879, “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards Without Reconciliation to U.S. GAAP,” Telecom Italia includes Selected Financial Data prepared in compliance with IFRS, without reconciliation to U.S. GAAP.

The currency used by Telecom Italia in preparing its consolidated financial statements is the euro.

References to “€”, “euro” and “Euro” are to the euro.

References to “U.S. dollars”, “dollars”, “U.S.$”, “USD” or “$” are to U.S. dollars.

References to “BRL” are to the Brasilian Reais.

For the purpose of this Report on Form 6-K, “billion” means a thousand million.

¢ Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements, which reflect management’s current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside of our control, that could significantly affect expected results of future events.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•

our ability to refinance existing indebtedness when due under the current uncertain conditions in the capital and bank markets; such uncertain conditions might also adversely impact liquidity already raised for refinancing purposes;

2008 Half-Yearly Financial Report	Introduction

•

our ability to utilize our relationship with Telefónica (through our new shareholder structure) to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

•	our ability to successfully achieve our debt reduction targets;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political and economic developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to successfully implement our strategy over the 2008-2010 period;

•

our ability to build up our business in adjacent markets and in international markets (particularly Brazil in mobile telecommunications and Europe—Germany—in broadband), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on broadband;

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

For additional information, see “Item 3. Key Information—Risk Factors” and the related cautionary statement under “Item 5. Operating and Financial Review and Prospects” included in our 2007 Form 20-F.

2008 Half-Yearly Financial Report	Key Definitions

KEY DEFINITIONS

The following terms appearing in this Report on Form 6-K have the meanings set forth below.

EU	means the European Union.

IASB	means the International Accounting Standards Board.

IFRS	means International Financial Reporting Standards issued by the IASB. IFRS also include all effective International Accounting Standards (“IAS”) and all Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), comprising those previously issued by the Standing Interpretations Committee (“SIC”).

Merger	means the merger of Old Telecom Italia into Olivetti, which became effective on August 4, 2003.

Old Telecom Italia and Old Telecom Italia Group	means Telecom Italia as well as Telecom Italia and its consolidated subsidiaries, respectively, as they existed immediately prior to the effective date of the Merger.

Olivetti	unless otherwise indicated, means Olivetti S.p.A., the holding company and controlling shareholder of Old Telecom Italia.

Olivetti Group	means Olivetti and its consolidated subsidiaries, including Old Telecom Italia.

Ordinary Shares	means the Ordinary Shares, €0.55 par value each, of Telecom Italia.

Parent	means Telecom Italia S.p.A..

Savings Shares	means the Savings Shares, €0.55 par value each, of Telecom Italia.

Telecom Italia	means the entity which resulted from the Merger.

Telecom Italia Group and Group	means the Company and its consolidated subsidiaries.

Telecom Italia Media	Telecom Italia Media is the Telecom Italia Group’s subsidiary operating in the Media business.

TIM	means Telecom Italia Mobile S.p.A., the Telecom Italia Group’s subsidiary which operated in the mobile telecommunications business, and merged with and into Telecom Italia, with Telecom Italia as the surviving company, effective as from June 30, 2005.

Tim Italia	means the company deriving from the spin-off of TIM’s domestic mobile operations, effective as from March 1, 2005. After the merger of TIM with and into Telecom Italia, Tim Italia became a wholly-owned subsidiary of Telecom Italia. Subsequently Tim Italia merged with and into Telecom Italia, with Telecom Italia as the surviving company, effective as from March 1, 2006.

2008 Half-Yearly Financial Report	Description Of Telecom Italia

DESCRIPTION OF TELECOM ITALIA

Telecom Italia is a joint-stock company established under Italian law with registered offices in Milan at Piazza degli Affari 2, 20123 Milan, Italy. The telephone number is +39-02-85951. The company is recorded in the Milan Companies Register at number 00488410010, R.E.A. number 1580695, R.A.E.E. number IT08020000000799. The duration of the company, as stated in the company’s Bylaws, extends until December 31, 2100.

¢ Overview of the Telecom Italia Group’s Major Business Areas

Telecom Italia is the parent company of the Telecom Italia Group.

Telecom Italia Group’s Business Units as of June 30, 2008 were as follows:

2008 Half-Yearly Financial Report	Summary Selected Financial And Statistical Information

SUMMARY SELECTED FINANCIAL AND STATISTICAL INFORMATION

The summary selected financial data set forth below are consolidated financial data of the Telecom Italia Group as follows:

•	with respect to the income statement data, the unaudited financial data for the six-month periods ended June 30, 2008 and 2007; and

•	with respect to the balance sheet data, the unaudited financial data as of June 30, 2008 and the audited financial data as of December 31, 2007.

In the opinion of the management of Telecom Italia, the unaudited interim consolidated financial data of Telecom Italia reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of Telecom Italia’s consolidated results of operations for the unaudited interim periods. Results for the six-month period ended June 30, 2008, are not necessarily indicative of results that may be expected for the entire year.

The summary selected financial data below should be read in conjunction with the Telecom Italia Group’s Unaudited Interim Consolidated Financial Statements included elsewhere in this Telecom Italia’s 2008 Half-Yearly Financial Report 6-K.

2008 Half-Yearly Financial Report	Summary Selected Financial And Statistical Information

	Six months ended June 30,
Income Statement Data:	2008(1)	2007(1)
	(Unaudited) (millions of Euro)
Revenues	14,838	15,337
Other income	158	164

Total operating revenues and other income	14,996	15,501

Acquisition of goods and services	(6,610)	(6,739)
Employee benefits expenses	(2,274)	(1,893)
Other operating expenses	(865)	(824)
Changes in inventories	17	21
Internally generated assets	271	269
Depreciation and amortization	(2,952)	(2,793)
Gains (losses) on disposals of non—current assets	26	12
Impairment reversals (losses) on non–current assets	(1)	—

Operating profit	2,608	3,554

Share of profits (losses) of associates and joint ventures accounted for using the equity method	37	58
Finance income	1,515	1,256
Finance expenses	(2,731)	(2,225)

Profit before tax from continuing operations	1,429	2,643
Income tax expense	(173)	(1,018)

Profit from continuing operations	1,256	1,625
Profit (loss) from Discontinued operations/Non—current assets held for sale	(148)	(123)

Profit for the period	1,108	1,502
Of which:
• Profit attributable to equity holders of the Parent	1,140	1,500
• Profit (loss) attributable to Minority Interest	(32)	2

	Six months ended June 30,
	2008(1)	2007(1)
	(Unaudited) (thousands of Euro, except percentages and per share amounts)
Financial Ratios:
– Revenues/Employees (average number in the Telecom Italia Group)(2)	193.6	196.6

– Operating profit/Revenues (ROS)(%)	17.6	23.2

Basic and Diluted earnings per Share (EPS)(3):
– Ordinary Share	0.06	0.07
– Savings Share	0.07	0.08
Of which:
– From continuing operations:
• Ordinary Share	0.07	0.08
• Savings Share	0.07	0.08
– From Discontinued operations/Non-current assets held for sale:
• Ordinary Share	(0.01)	(0.01)
• Savings Share	—	—

2008 Half-Yearly Financial Report	Summary Selected Financial And Statistical Information

	As of June 30, 2008(1)	As of December 31, 2007(1)
	(millions of Euro)
	(Unaudited)
Balance Sheet Data:
Total Assets	85,868	87,425

Equity:
• Equity attributable to the equity holders of the Parent	25,572	25,922
• Equity attributable to Minority Interest	886	1,063

Total Equity	26,458	26,985

Total liabilities	59,410	60,440

Total equity and liabilities	85,868	87,425

Share capital(4)	10,605	10,605

	As of June 30, 2008(1)	As of December 31, 2007(1)
	(Unaudited)
Financial Ratios:
• Net financial debt/Net invested capital (debt ratio)(%)(5)	58.4	57.0
• Employees (number in the Telecom Italia Group at period-end, excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale and including personnel with temporary work contracts)	80,508	83,429

2008 Half-Yearly Financial Report	Summary Selected Financial And Statistical Information

	As of and for the period ended
	June 30, 2008(1)	December 31, 2007(1)	June 30, 2007(1)
Statistical Data:
Domestic fixed:
Fixed network connections in Italy (thousands)	20,952	22,124	22,836
Physical accesses (Consumer + Business) (thousands)	18,146	19,221	19,811
Voice pricing plans (thousands)	6,034	6,375	6,619
Broadband accesses in Italy (thousands)	7,792	7,590	7,277
Virgilio page views powered by Alice (millions)	8,111	14,737	7,549
Virgilio powered by Alice average daily single visitors (millions)	2.4	2.1	2.1
Network infrastructure in Italy:
• access network in copper (millions of km—pair)	106.8	106.8	106.8
• access network and transport in optical fiber (millions of km of fiber)	3.8	3.8	3.8
Network infrastructure abroad:
• European backbone (km of fiber)	55,000	55,000	55,000
• Mediterranean (km of submarine cable)	7,000	7,000	7,000
• South America (km of fiber)	30,000	30,000	30,000
Domestic Mobile:
Mobile telephone lines in Italy at period-end (thousands)	35,796	36,331	34,312
Prepaid lines at period-end (thousands)(6)	29,927	30,834	29,319
European Broadband:
Broadband accesses in Europe at period-end (thousands)(7)	2,522	2,537	2,352
Brazil Mobile:
Mobile telephone lines in Brazil at period-end (thousands)	33,815	31,254	27,478
Media:
La7 average audience share Free to Air (analog mode) for the period (%)	3.1	3.0	3.1
La7 average audience share Free to Air (analog mode) for the last month of the period (%)	3.2	3.1	3.1

(1)	Starting from January 1, 2008, the Liberty Surf group is treated as Discontinued operations/Non-current assets held for sale. All periods presented for comparison purposes have been restated.
(2)	The average number of employees in the Telecom Italia Group (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale and including personnel with temporary work contracts) was 76,660 in the six months ended June 30, 2008 and 78,002 in the six months ended June 30, 2007.
(3)	In accordance with IAS 33 (Earnings per share), basic earnings per Ordinary Share is calculated by dividing the Telecom Italia Group’s profit available to shareholders by the weighted average number of shares outstanding during the period, excluding treasury shares. Since Telecom Italia has both Ordinary and Savings Shares outstanding, the calculations also take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of shares above dividends paid on the Ordinary Shares.

For the purpose of these calculations, the weighted average number of:

•	Ordinary Shares was 13,254,975,913 for the six months ended June 30, 2008 and 13,254,926,715 for the six months ended June 30, 2007; and

•	Savings Shares was 6,026,120,661 for the six months ended June 30, 2008 and 2007.

For diluted earnings per share the weighted average number of shares outstanding is adjusted assuming conversion of all dilutive potential shares. Potential shares are those securities that, if converted into shares, would increase the total number of shares outstanding and reduce the earnings attributable to each share. Potential shares include options, warrants and convertible securities. Telecom Italia Group’s profit is also adjusted to reflect the impact of the conversion of potential shares net of the related tax effects.

(4)	Share capital represents share capital issued net of the par value of treasury shares.
(5)	Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10 of Regulation S-K under the 1934 Act. For further details please see “Capital Resources – Net Financial Debt” included elsewhere in this Telecom Italia’s 2008 Half-Yearly Financial Report 6-K.
(6)	Excludes “not-human” Subscriber Identity Modules (SIM).
(7)	The data presented excludes broadband accesses of the Liberty Surf group (973 thousand at June 30, 2008, 902 thousand at December 31, 2007 and 847 thousand at June 30, 2007).

2008 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2008

TELECOM ITALIA GROUP RESULTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2007

The information in this section should be read in conjunction with the Telecom Italia Group’s Unaudited Interim Consolidated Financial Statements, and the Notes thereto, included elsewhere in this Telecom Italia’s 2008 Half-Yearly Financial Report 6-K.

¢ Telecom Italia Group Consolidated Results

For the six months ended June 30, 2008, consolidated profit attributable to equity holders of the Parent was €1,140 million (profit for the period before Minority Interest was €1,108 million), compared to consolidated profit attributable to equity holders of the Parent of €1,500 million (profit for the period before Minority Interest was €1,502 million) for the six months ended June 30, 2007.

The decrease of €360 million was principally due to the following factors:

•	operating profit decreased by €946 million;

•	share of profits of associates and joint ventures accounted for using the equity method decreased by €21 million;

•	higher finance expenses, net of finance income of €247 million;

•	lower income tax expense of €845 million;

•	higher loss from Discontinued operations/Non-current assets held for sale of €25 million;

•	higher loss attributable to Minority Interest (an increase of €34 million).

2008 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2008

The following table summarizes the main factors which affected the change in consolidated profit attributable to equity holders of the Parent in the six months ended June 30, 2008:

❖ REVENUES

Our consolidated revenues in the six months ended June 30, 2008 were €14,838 million, a decrease of €499 million compared to €15,337 million in the six months ended June 30, 2007.

In the six months ended June 30, 2008, in particular, revenues for the Domestic Business Unit decreased by €718 million and were partly adversely affected by the following regulatory changes:

•	application of the “Bersani Decree” starting from March 2007 (a decrease in revenue of €125 million);

•	reduction in the termination rates which occurred in the second half of 2007 (a decrease in revenue of €131 million);

•	rate adjustments for international roaming traffic within the EU, in accordance with European Commission rulings (a decrease in revenue of €90 million);

•

change in the prices of regulated wholesale bitstream services (interconnection services which consist of the supply, by Telecom Italia, of the transmission capacity between the location of an end customer and an interconnection point of an OLO which, in turn, offers broadband services), unbundling and shared access (a decrease in revenue of €48 million).

Overall, compared to the six months ended June 30, 2007, these “regulatory changes” generated a decrease in revenues of €394 million. Other factors which caused a reduction in revenues are the renegotiation of the national roaming contract with H3G (a negative effect of €31 million) and the termination of certain international wholesale transit contracts from the second quarter of 2007 (a negative effect of €166 million).

2008 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2008

In addition to the impact of the above :

•

in fixed telecommunications, the increase in Internet revenues as a result of the continuing and strong growth of broadband and Content and the increase in national Wholesale service revenues, thanks mainly to regulated services, did not compensate for the contraction in Retail Telephone revenues, particularly pertaining to access and traffic. With regard to traffic, this decrease comes from volumes and prices mainly relating to fixed-mobile domestic traffic: minor volumes reflect the migration of traffic from the fixed to the mobile network and the reduction in the average customer base; while prices, instead, are affected by the reduction in fixed-mobile termination rates and higher penetration of flat offers. As for access, the reduction is entirely due to the contraction of the average customer base. Data Business revenues were also down due to stronger competition on the Corporate client market and the revision of contract prices with the Public Administration which were only compensated in part by a positive performance by ICT services and products. A decline was also recorded in international Wholesale services due to the reduction in transit revenues generated by the termination of some contracts during the second quarter of 2007;

•

in mobile telecommunications, there was a positive trend in value-added service revenues, particularly interactive services and mobile broadband, countered by the effects of the application of the new termination rates, the Bersani Decree and the adjustment of international roaming traffic rates.

The European BroadBand Business Unit contributed to higher revenues in the six months ended June 30, 2008.

The growth of the Brazil Mobile Business Unit was driven by the expansion of voice and value-added services supported by the increase of the customer base.

The Media Business Unit had an increase in revenues, reflecting the increase in revenues from Digital Terrestrial TV following the positive contribution resulting from the agreements reached with Mediaset and Telecom Italia for broadcasting the audio-visual content of Premier League soccer games on the DTT and DVBH platforms.

The Olivetti Business Unit revenues recorded a slight decrease compared to the same period of the prior year: the improvement in the special printers segment owing to an important supply contract for postal printers was offset by the reduction in the sales of traditional ink-jet products, faxes and accessories.

The table below sets forth, for the periods indicated, gross revenues and consolidated revenues by Business Unit and the percentage of their contributions to our consolidated revenues:

	Six months ended June 30,
	2008			2007
	Gross Revenues (1)	Consolidated Revenues (2)	% of Consolidated Revenues	Gross Revenues (1)	Consolidated Revenues (2)	% of Consolidated Revenues
	(millions of Euro, except percentages)
Domestic	11,420	11,331	76.4	12,182	12,124	79.0
European BroadBand	642	635	4.3	512	512	3.3
Brazil Mobile	2,537	2,533	17.1	2,322	2,318	15.1
Media	148	130	0.9	125	116	0.8
Olivetti	180	157	1.0	192	165	1.1
Other Operations(3)	98	52	0.3	109	102	0.7

Total revenues	15,025	14,838	100.0	15,442	15,337	100.0

(1)	Gross revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).
(2)	Data include revenues recorded by each business area on a consolidated basis after elimination of intercompany sales.
(3)	The Other Operations of the Telecom Italia Group consist of the financial companies and other minor companies not associated with the core business of the Telecom Italia Group.

2008 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2008

Foreign revenues (based on customer geographical location) amounted to €4,268 million in the six months ended June 30, 2008 (€4,249 million in the six months ended June 30, 2007); 58.8% of the total came from Brazil (54.2% in the six months ended June 30, 2007).

The table below sets forth, for the periods indicated, revenues by geographical area and the percentage of total consolidated revenues:

	Six months ended June 30,
	2008		2007
Geographical area	(millions of Euro, except percentages)
Italy	10,570	71.2%	11,088	72.3%

Other European countries	1,257	8.5%	1,328	8.7%
Latin America	2,639	17.8%	2,463	16.1%
Other countries	372	2.5%	458	2.9%

Total outside Italy	4,268	28.8%	4,249	27.7%

Total consolidated revenues	14,838	100%	15,337	100%

❖ OTHER INCOME

Other income amounted to €158 million in the six months ended June 30, 2008, a decrease of €6 million compared to €164 million in the six months ended June 30, 2007.

Details are as follows:

	Six months ended June 30,
	2008	2007
	(millions of Euro)
Compensations for late payment of regulated telephone services	46	46
Recovery of employee benefits expenses and services rendered	28	20
Grants related to assets and grants related to income	24	18
Damage compensations and penalties	40	34
Sundry income	20	46

Total	158	164

❖ OPERATING EXPENSES

The table below sets forth, for the periods indicated, total consolidated operating expenses by major components and expressed as a percentage of total consolidated revenues.

	Six months ended June 30,
	2008		2007
	(millions of Euro, except percentages)
Acquisition of goods and services	6,610	44.6%	6,739	44.0%
Employee benefits expenses	2,274	15.3%	1,893	12.3%
Other operating expenses	865	5.8%	824	5.4%
Changes in inventories	(17)	(0.1)%	(21)	(0.1)%
Internally generated assets	(271)	(1.8)%	(269)	(1.8)%
Depreciation and amortization	2,952	19.9%	2,793	18.2%
(Gains) losses on disposals of non-current assets	(26)	(0.2)%	(12)	(0.1)%
Impairment (reversals) losses on non-current assets	1	—	—	—

Total operating expenses	12,388	83.5%	11,947	77.9%

2008 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2008

Our operating expenses increased by €441 million in the six months ended June 30, 2008 compared to the six months ended June 30, 2007; such increase is detailed as follows:

•	Acquisition of goods and services decreased by €129 million, or 1.9%, from €6,739 million in the six months ended June 30, 2007 to €6,610 million in the six months ended June 30, 2008.

The reduction in costs for the portion of revenues to be paid to other operators and for commercial and advertising expenses of the Domestic Business Unit were partly compensated by the increase in the interconnection costs of the European Broadband and Brazil Mobile Business Units in particular.

The percentage of the acquisition of goods and services to revenues was 44.6% (44.0% in the six months ended June 30, 2007);

•	Employee benefits expenses increased by €381 million, or 20.1%, from €1,893 million in the six months ended June 30, 2007 to €2,274 million in the six months ended June 30, 2008.

Such increase relates to employees in Italy (€366 million) and outside Italy (€15 million).

In particular, with regard to the employee benefits expenses in Italy, the lower costs arising from the reduction in the average number of the salaried workforce (a decrease of 1,899 units compared to the first half of 2007 on a comparable consolidation basis) was countered by higher costs due to the effect of the increase in the minimum labor contract terms of October 2007 and June 2008 – established by the July 31, 2007 Agreement for the TLC collective national labor contract, for the two economic years 2007 and 2008.

Moreover, expenses were recognized for:

-	€287 million, following the start of the mobility procedures under Law 223/91 begun at the end of June by the Parent, Telecom Italia;

-	€24 million for inclusion in the scope of consolidation of the company Shared Service Center.

It should also be noted that employee benefits expenses in the first six months of 2007 included the positive effect of the profit bonus accrued in 2006 and then eliminated as a result of agreements reached with the unions in June 2007 (a decrease of €79 million), in addition to the positive impact of the new law regarding supplementary pension benefits on the actuarial calculation of the provision for employee severance indemnity (a decrease of €31 million).

As for employees outside Italy, employee benefit expenses were impacted by the increase in the number of the workforce of the Tim Brasil group and BBNed and the effect of the consolidation of AOL Germany for the entire first half of 2008 (in the first half of 2007 it had been consolidated for only four months). Such effects are partly compensated by lower costs as a result of the deconsolidation of Entel Bolivia starting April 1, 2008.

As of June 30, 2008 the number of employees was 80,508 units (excluding employees related to Discontinued operations/Non-current assets held for sale and including personnel with temp work contracts) compared to 82,069 units as of December 31, 2007. The breakdown by geographic area is as follows:

2008 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2008

	As of
	June 30, 2008	December 31, 2007
	(Units)
Italy	66,787	66,951
Outside Italy	13,721	15,118

Total employees (excluding employees related to Discontinued operations/Non-current assets held for sale) (*)	80,508	82,069

Employees related to Discontinued operations/Non-current assets held for sale (outside Italy)	1,292	1,360

Total employees	81,800	83,429

(*)	Includes employees with temp work contracts: 1,861 as of June 30, 2008 and 1,969 as of December 31, 2007.

Excluding employees relating to Non-current assets held for sale (Liberty Surf group), the employees of the Group shows a reduction of 1,561 employees, compared to December 31, 2007, due to:

•	the exclusion from the scope of consolidation of Entel Bolivia (1,475 employees);

•	the sale of the “On Air” business by MTV Italia (14 employees);

•	the hiring of 2,848 employees and the termination of 2,812 employees;

•	the reduction of 108 employees with temp work contracts.

The percentage of employee benefits expenses to revenues was 15.3% (12.3% in the six months ended June 30, 2007).

•	Other operating expenses increased by €41 million (or 5%), from €824 million in the six months ended June 30, 2007 to €865 million in the six months ended June 30, 2008.

Such operating expenses consist of the following:

	Six months ended June 30,
	2008	2007
	(millions of Euro)
Impairments for bad debts and charges for non-financial credit management	373	338
Provision charges	71	81
TLC operating fees	159	130
Taxes on revenues of South American companies	135	122
Duties and indirect taxes	72	72
Penalties, compensations and administrative fines	21	25
Association fees, donations scholarships and traineeships	13	13
Other expenses	21	43

Total other operating expenses	865	824

Impairments for bad debts and charges for non-financial credit management include €172 million referring to the Domestic Business Unit (€201 million in the first six months of 2007) and €183 million to the Brazil Mobile Business Unit (€126 million in the first six months of 2007).

Provision charges, recognized mainly for pending disputes, include €48 million referring to the Domestic Business Unit (€68 million in the first six months of 2007, comprising an accrual of €20 million for the fine levied against Telecom Italia by the Antitrust) and €20 million to the Brazil Mobile Business Unit (€8 million in the first six months of 2007).

2008 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2008

•

Depreciation and amortization increased by €159 million (or 5.7%), from €2,793 million in the six months ended June 30, 2007 to €2,952 million in the six months ended June 30, 2008. Such increase was due to amortization of intangible assets with a finite useful life (€88 million) and depreciation of tangible assets (owned and held under finance lease) (€71 million).

The percentage of depreciation and amortization to revenue was 19.9% in the six months ended June 30, 2008 (18.2% in the six months ended June 30, 2007).

•

(Gains) losses on disposals of non-current assets changed from a net gain of €12 million in the six months ended June 30, 2007 to a net gain of €26 million in the six months ended June 30, 2008 (a change of €14 million), mainly due to disposals of property.

❖ OPERATING PROFIT

Operating profit decreased by €946 million (or 26.6%), from €3,554 million in the six months ended June 30, 2007 to €2,608 million in the six months ended June 30, 2008. As a percentage of revenues, operating profit was 17.6% in the six months ended June 30, 2008 (23.2% in the six months ended June 30, 2007).

❖ SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

The Share of profits (losses) of associates and joint ventures accounted for using the equity method recorded profits of €37 million in the six months ended June 30, 2008 (profits of €58 million in the six months ended June 30, 2007).

This item covers the following investments:

	Six months ended June 30,
	2008	2007
	(millions of Euro)
ETECSA.	29	26

Sofora Telecomunicaciones S.A.	14	10

Tiglio I and Tiglio II	(3)	19

Other investments	(3)	3

Total share of profits (losses) of associates and joint ventures accounted for using the equity method	37	58

❖ FINANCE INCOME AND EXPENSES, NET

Total finance income and expenses showed a net expense balance of €1,216 million in the six months ended June 30, 2008 (a net expense balance of €969 million in the six months ended June 30, 2007).

The percentage of net finance expenses to revenues was 8.2% in the six months ended June 30, 2008 compared with 6.3% in the six months ended June 30, 2007.

The financial management balance was influenced by the following factors:

•

the valuation at fair value of the call options on 50% of the share capital of Sofora Telecomunicaciones, resulting in a negative adjustment of €110 million in the six months ended June 30, 2008 (a positive adjustment of €93 million in the six months ended June 30, 2007);

•	an increase in interest rates on floating rate debt and the change in the fair value of derivatives recorded under hedge accounting.

It should also be noted that the first six months of 2008 include income on the repurchase of own bonds by the Parent, Telecom Italia, for €46 million; in the six months ended June 30, 2007, income included €36 million from the closing of cash-flow hedge derivatives put into place following the early redemption of €1,000 million of underlying debt.

2008 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2008

❖ PROFIT BEFORE TAX FROM CONTINUING OPERATIONS

Profit before tax from continuing operations decreased by €1,214 million, from €2,643 million in the six months ended June 30, 2007 to €1,429 million in the six months ended June 30, 2008.

As a percentage of revenues, profit before tax from continuing operations was 9.6% in the six months ended June 30, 2008 (17.2% in the six months ended June 30, 2007).

❖ INCOME TAX EXPENSE

Income tax expense decreased by €845 million, from €1,018 million in the six months ended June 30, 2007 to €173 million in the six months ended June 30, 2008.

The reduction is due to lower profit before taxes from continuing operations, lower tax rates and, for €515 million, deferred income taxes on accelerated depreciation recorded in prior years reversed to income, net of the substitute tax, as allowed by the 2008 Budget Law.

The percentage of income tax expense to revenues was 1.2% in the six months ended June 30, 2008 (6.6% in the six months ended June 30, 2007).

❖ PROFIT FROM CONTINUING OPERATIONS

Profit from continuing operations decreased by €369 million, from €1,625 million in the six months ended June 30, 2007 to €1,256 million in the six months ended June 30, 2008.

As a percentage of revenues, profit from continuing operations was 8.5% in the six months ended June 30, 2008 (10.6% in the six months ended June 30, 2007).

❖ PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

Loss from Discontinued operations/Non-current assets held for sale increased by €25 million, from €123 million in the six months ended June 30, 2007 to €148 million in the six months ended June 30, 2008 and included the loss of the Liberty Surf group.

❖ PROFIT FOR THE PERIOD

Profit for the period decreased by €394 million, from €1,502 million in the six months ended June 30, 2007 to €1,108 million in the six months ended June 30, 2008.

As a percentage of revenues, profit for the period was 7.5% in the six months ended June 30, 2008 (9.8% in the six months ended June 30, 2007).

In particular:

•	profit attributable to equity holders of the Parent was €1,140 million in the six months ended June 30, 2008 and €1,500 million to in the six months ended June 30, 2007, a decrease of €360 million;

•	profit (loss) attributable to Minority Interest was a loss of €32 million in the six months ended June 30, 2008 compared to a profit of €2 million in the six months ended June 30, 2007.

2008 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2008

¢ Business Units Financial Data

The Telecom Italia Group is organized by business segment as follows:

•

Domestic Business Unit: includes the domestic operations of Fixed Telecommunications (divided into Retail Telephone, Internet, Data business and Wholesale) and Mobile Telecommunications as well as the relative support activities;

•	European BroadBand Business Unit: comprises broadband services in Germany and the Netherlands;

•	Brazil Mobile Business Unit: includes Mobile Telecommunications operations in Brazil;

•	Media Business Unit: comprises Television and News activities;

•	Olivetti Business Unit: includes operations for the manufacture of digital printing systems, ink-jet office products, ink-jet print heads and Micro Electro-Mechanical Systems (MEMS);

•	Other Operations include the financial companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

The table below sets forth revenues, operating profit (loss), capital expenditures and number of employees by Business Units, for the periods indicated.

		Domestic	European Broad Band	Brazil Mobile	Media		Olivetti		Other Operations	Adjustments and eliminations		Consolidated Total
(millions of Euro, except number of employees)
Revenues(1)	2008 first half 2007 first half	11,420 12,182	642 512	2,537 2,322	148 125		180 192		98 109	(187 (105	) )	14,838 15,337

Operating profit (loss)	2008 first half 2007 first half	2,679 3,456	2 52	(2 69)	(69 (52	) )	(16 (24	) )	14 25	— 28		2,608 3,554

Capital expenditures	2008 first half 2007 first half	1,952 1,895	189 190	824 271	27 46		1 5		1 5	(38 —)		2,956 2,412

Number of employees(2)	As of June 30, 2008 As of Dec.31,2007(3)	64,234 64,362	3,081 3,191	10,239 10,030	1,032 1,016		1,239 1,279		683 2,191	— —		80,508 82,069

(1)	Revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).
(2)	The number of employees at period-end excludes employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale, and includes personnel with temp work contracts.
(3)	For purposes of comparison, the data at December 31, 2007 have been restated in order to exclude 1,360 employees of the Liberty Surf group which starting from January 1, 2008, are considered as Discontinued operations/Non-current assets held for sale.

2008 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2008

❖ DOMESTIC

The following table sets forth, for the periods indicated, certain financial and other data for the Domestic Business Unit.

	Six months ended June 30,
	2008	2007
	(millions of Euro, except percentage and employees)

Gross revenues	11,420	12,182

Operating profit	2,679	3,456

% of gross revenues	23.5	28.4

Number of employees at period end	64,234	64,362

Gross revenues decreased by €762 million, from €12,182 million in the six months ended June 30, 2007 to €11,420 million in the six months ended June 30, 2008.

Gross revenues were negatively impacted by €394 million as a result of certain already described “regulatory changes”, such as: reduction in the termination rates, application of the “Bersani Decree”, rate adjustments for international roaming traffic within the EU, change in the prices of regulated wholesale bitstream services, unbundling and shared access.

Gross revenues also decreased following the renegotiation of the national roaming contract with H3G (a negative effect of €31 million) and the termination of certain international wholesale transit contracts from the second quarter of 2007 (a negative effect of €166 million).

The further reduction in the Business Unit’s revenues basically comes from the retail telephone area of fixed telecommunications, especially traffic (lower volumes and prices) and access (contraction of the average customer base).

A breakdown of the various components of the Business Unit’s revenues is as follows:

	Six months ended June 30,
	2008	2007
	(millions of Euro)
Gross revenues	11,420	12,182
of which:
- Fixed Telecommunications	7,485	7,983
- Mobile Telecommunications	4,669	4,916
- Eliminations and central functions contribution	(734)	(717)

An analysis of the main components of the Business Unit’s revenues is as follows:

•	Revenues from Fixed Telecommunications decreased by €498 million, from €7,983 million in the six months ended June 30, 2007 to €7,485 million in the six months ended June 30, 2008.

The performance of the major business areas was as follows:

Retail Telephone

Retail Telephone services consist mainly of services offered using traditional technology (PSTN and ISDN) as well as innovative technology (VoIP). Retail telephone services include: access to the network, traffic (in terms of minutes of retail traffic and tariff packages), equipment rental and assurance and value added services for voice. Retail Telephone revenues consist mainly of traffic revenues, fee revenues and sales revenues. In particular, traffic revenues are directly related to traffic volumes, tariffs and fees for tariff packages; fees are attributable to access fees, fees for additional services and for equipment rental and assurance; sales revenues are related to sales of equipment (telephones).

2008 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2008

Revenues from Retail Telephone services decreased by €390 million, from €4,285 million in the six months ended June 30, 2007 to €3,895 million in the six months ended June 30, 2008.

Such reduction was mainly due to traffic (a decrease of €195 million, or 10.7%) and access (a decrease of €120 million, or 6.0%). With respect to traffic, the decrease was due to lower volumes and prices, especially on fixed-mobile traffic and national traffic. The first was affected by the migration of volumes from fixed to mobile traffic and the reduction of the average customer base while the second was hurt by the cut in fixed-mobile termination rates and by the decline in the prices associated with a higher penetration of flat rate plans. The smaller customer base also led to a strong contraction in traditional access revenues.

Internet

Revenues from Retail Internet consist primarily of revenues from ADSL (mass market broadband access) for access fees and traffic, and revenues from Internet dial-up traffic revenues.

Revenues generated by the Internet area increased by €94 million, from €716 million in the six months ended June 30, 2007 to €810 million in the six months ended June 30, 2008. The increase is due to the continuing growth of broadband (an increase of 12.6%) and content (an increase of 90%) revenues.

The overall portfolio of broadband accesses on the domestic market reached 7.8 million customers, of which 6.5 million were Retail. The strategy encouraging the migration of customers to innovative broadband access solutions continues; in particular, Flat rate plans reached 75% of the entire retail customer base and the VoIP customer portfolio grew to 1.7 million accesses representing about 25% of total Retail broadband accesses. Expansion is also moving forward in IPTV services on the Consumer market (a portfolio of 180,000 customers, an increase of 100,000 compared to December 31, 2007) and in the development of web content and services through Virgilio/Alice website.

Data Business

Data Business consist primarily of data transmission and network services for business customers and leased lines (trunk lines offering a customer-subscriber a permanent connection for telecommunication services between two geographically separate points). This kind of connection can be used to handle high volume voice, data or video transmission.

Revenues from the Data Business area, equal to €801 million in the six months ended June 30, 2008, declined by €40 million (4.8%) compared to the six months ended June 30, 2007. This decline is due to ever-fiercer competition on the Corporate client market and the revision of contract prices with the Public Administration. ICT services continued to register dynamic growth, with an increase of €14 million (4.4%) compared to the six months ended June 30, 2007.

Wholesale

Wholesale consists of domestic and international services to other domestic and international operators. Services offered to other domestic operators (wireline and wireless operators as well as Internet service providers) consist mainly of interconnection to Telecom Italia’s network, in terms of access and traffic (carried traffic and transits), broadband access (ADSL and XDSL access), and leased lines. Services offered to international operators consist mainly of traffic (carried traffic and transits) and data access.

Revenues from Wholesale services amounted to €1,814 million in the six months ended June 30, 2008 and showed an overall decrease of €136 million (or 7.0%) compared to €1,950 million in the six months ended June 30, 2007.

Revenues from national Wholesale services amount to €1,165 million, which is in line with the corresponding period of 2007. Excluding the change in regulations, national Wholesale revenues would increase by €49 million due to a growth in the customer base of the regulated Data and Services component. Revenues from international Wholesale services total €649 million and decreased by €137 million, or 17.4%, compared to the first half of 2007 due to the decline in revenues from transit traffic generated by the termination of some contracts starting from the second quarter of 2007.

2008 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2008

•	Revenues from Mobile Telecommunications decreased by €247 million, or 5%, from €4,916 million in the six months ended June 30, 2007 to €4,669 million in the six months ended June 30, 2008.

The reduction of €247 million is entirely due to changes that are unrelated to market competition dynamics and refer to the regulatory scenario (the Bersani Decree, the reduction in incoming termination rates and international roaming rates in the EU, all of which caused a negative impact of €316 million), in addition to the renegotiation of the roaming contract with H3G (with a negative effect of €31 million compared to 2007).

Excluding these items, revenues would have increased thanks to a higher usage of traditional voice services and higher revenues from value-added services (“VAS”). The latter total €1,037 million and record an increase of 13.2% compared to the first half of 2007 owing to the greater penetration of interactive services, especially Mobile broadband (revenues from domestic browsing are up +45%). The percentage of VAS revenues to total service revenues is now 23.9% (19.9% in the first half of 2007). “Telephone” revenues (related to incoming and outgoing traffic) amount to €3,148 million, with a decrease of €314 million (or 9%) compared to the first half of 2007. This reduction is entirely attributable to the aforementioned negative impact of regulatory changes.

Revenues from the sale of handsets total €325 million; this is a slight increase of €3 million compared to the same period of 2007 owing to a better mix of products sold.

At June 30, 2008, the number of Telecom Italia mobile lines was 35.8 million (of which 6.5 million were UMTS, accounting for 18.2% of total lines), with a decrease of 1.5% compared to December 31, 2007, and a market share at 39.4%. The changes in the customer portfolio in the first half of 2008 feature a higher percentage of subscriptions and on the business segment. This is part of the strategy directed to higher-value customers.

The contribution of the Domestic Business Unit to our consolidated revenues amounted to €11,331 million in the six months ended June 30, 2008 and €12,124 million in the six months ended June 30, 2007.

Operating profit decreased by €777 million, or 22.5%, from €3,456 million in the six months ended June 30, 2007 to €2,679 million in the six months ended June 30, 2008, with the percentage of Operating profit to revenues at 23.5% (28.4% in the six months ended June 30, 2007).

Operating profit was adversely impacted by the above-mentioned regulatory changes which reduced operating profit by €292 million, in addition to the effect of the renegotiation of the roaming contract with H3G for €31 million and employee benefits expenses linked to the start of the mobility procedures under Law 223/91 for €287 million.

With respect to changes in costs:

•

acquisition of goods and services decreased by €361 million, or 7.4% in the six months ended June 30, 2008, from €4,901 million in the six months ended June 30, 2007 to €4,540 million in the six months ended June 30, 2008. The decline is mainly due to the reduction in the portion to be paid to other operators and lower international Wholesale transit traffic. Furthermore, commercial costs recorded a reduction;

•

employee benefits expenses increased by €335 million, or 20.4% in the six months ended June 30, 2008, from €1,641 million in the six months ended June 30, 2007 to €1,976 million in the six months ended June 30, 2008 mainly as a result of the recognition of expenses and charges for accruals for €287 million owing to the start, at the end of June, of the mobility procedures under Law 223/91. It should also be noted that employee benefits expenses in the first six months of 2007 included the positive effect, for a total of €106 million, of the profit bonus accrued in 2006 and then eliminated as a result of agreements reached with the unions in June 2007, in addition to the positive impact of the new law regarding supplementary pension benefits on the actuarial calculation of the provision for Employee severance indemnity;

•

other operating expenses decreased by €64 million in the six months ended June 30, 2008, from €416 million in the six months ended June 30, 2007 to €352 million in the six months ended June 30, 2008. The change is principally attributable to lower expenses connected with credit management and lower provision (in the first half of 2007, a charge for an accrual was recorded for €20 million as a result of the fine levied against Telecom Italia by the Antitrust).

2008 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2008

Operating profit performance was also impacted by:

•

the increase in depreciation and amortization charges by €103 million. Such increase was due to amortization of intangible assets with a finite useful life (€31 million) and depreciation of tangible assets (owned and held under finance lease) (€72 million);

•	the increase by €14 million in the net balance of gains/losses realized on non-current assets.

❖ EUROPEAN BROADBAND

The following table sets forth, for the periods indicated, certain financial and other data for the European BroadBand Business Unit.

	Six months ended June 30,
	2008	2007
	(millions of Euro, except percentages and employees)
Gross revenues	642	512

Operating profit	2	52

% of gross revenues	0.3	10.2

Number of employees at period end	3,081	3,191

Gross revenues increased by €130 million, or 25.4% from €512 million in the six months ended June 30, 2007 to €642 million in the six months ended June 30, 2008.

The broadband customer portfolio at June 30, 2008 reached 2.5 million accesses. The Narrowband customer portfolio reached 0.6 million accesses at June 30, 2008 compared to 0.8 million at December 31, 2007.

Revenues from business conducted in Germany increased by €125 million, or 26.3% from €476 million in the six months ended June 30, 2007 to €601 million in the six months ended June 30, 2008. The broadband customer portfolio in Germany at June 30, 2008 reached 2.4 million accesses, stable in respect to December 31, 2007.

Revenues from business conducted in The Netherlands increased by €5 million, or 13.9% from €36 million in the six months ended June 30, 2007 to €41 million in the six months ended June 30, 2008. The customer portfolio in The Netherlands at June 30, 2008 reached 161 thousand units, with a reduction of 11 thousand in respect to June 30, 2007, due to the loss of ADSL Wholesale lines (a decrease of 48 thousand lines), Fiber Wholesale and Voice (a decrease of 8 thousand customers), which was partly compensated by the increase in the Retail area in both ADSL (an increase of 37 thousand lines) and Fiber (an increase of 8 thousand units).

The contribution of the European BroadBand Business Unit to our consolidated revenues amounted to €635 million in the six months ended June 30, 2008 and €512 million in the six months ended June 30, 2007.

Operating profit decreased by €50 million, or 96.2%, from €52 million in the six months ended June 30, 2007 to €2 million in the six months ended June 30, 2008.

Such decrease was due to a considerable increase in costs. The increase in costs was attributable to the following:

•

acquisition of goods and services increased by €132 million, or 40.1% from €329 million in the six months ended June 30, 2007 to €461 million in the six months ended June 30, 2008, due in part to the growth of business and in part to the change in the scope of consolidation as a result of the acquisition of AOL Germany in March 2007;

2008 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2008

•

employee benefits expenses increased by €6 million, or 10.2% from €59 million in the six months ended June 30, 2007 to €65 million in the six months ended June 30, 2008, as a result of the acquisition of AOL Germany;

•

depreciation and amortization increased by €41 million, or 53.9%, from €76 million in the six months ended June 30, 2007 to €117 million in the six months ended June 30, 2008. Such charges were due to both significant investments in network infrastructures and information support systems made at the end of 2007 and costs incurred for the activation of new customers.

❖ BRAZIL MOBILE

The following table sets forth, for the periods indicated, certain financial and other data for Brazil Mobile Business Unit.

	Six months ended June 30,
	2008	2007	2008	2007
	(millions of Euro, except percentage and employees)		(millions of BRL, except percentage and employees)
Gross revenues	2,537	2,322	6,582	6,313

Operating profit (loss)	(2)	69	(6)	189

% of gross revenues	(0.1)	3.0	(0.1)	3.0

Number of employees at period end	10,239	10,030	10,239	10,030

Gross revenues increased by BRL269 million, or 4.3%, from BRL6,313 million in the six months ended June 30, 2007 to BRL6,582 million in the six months ended June 30, 2008, recording an increase of 6.7% in revenues from services alone compared to the same period of 2007. The strong increase in the customer base, especially in the prepaid area, greater penetration in the customer bracket with lower purchasing power and competitive factors such as promotions, especially on net offerings, led to a reduction in ARPU of BRL 5.2 (from BRL 36.7 in the six months ended June 30, 2007 to BRL 31.5 in the six months ended June 30, 2008).

The contribution of the Brazil Mobile Business Unit to our consolidated revenues amounted to €2,533 million in the six months ended June 30, 2008 and €2,318 million in the six months ended June 30, 2007.

Operating profit (loss) was a loss of BRL6 million in the six months ended June 30, 2008, compared to a profit of BRL189 million in the six months ended June 30, 2007, a decrease of BRL195 million.

The reduction was mainly due to the competition which generated an erosion of prices and thus of the margins of Services and higher charges for uncollectible receivables in the Televendita sales channel (BRL475 million in the six months ended June 30, 2008 compared to BRL341 million in the six months ended June 30, 2007).

Such decrease was also due to a considerable increase in costs. The increase in costs was attributable to the following:

•

acquisition of goods and services increased by BRL239 million, or 6.9%, from BRL3,465 million in the six months ended June 30, 2007 to BRL3,704 million in the six months ended June 30, 2008, due to higher interconnection costs and other selling costs;

•

employee benefits expenses increased by BRL22 million, or 7.6%, from BRL291 million in the six months ended June 30, 2007 to BRL313 million in the six months ended June 30, 2008, as a result of the increase in the workforce numbers. Employee benefits expenses as a percentage of gross revenues were 4.8% in the six months ended June 30, 2008 (4.6% in the six months ended June 30, 2007);

2008 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2008

•

other operating expenses increased by BRL235 million, or 22.9%, from BRL1,027 million in the six months ended June 30, 2007 to BRL1,262 million in the six months ended June 30, 2008. They include taxes on revenues, indirect taxes and TLC operating fees (BRL720 million in the six months ended June 30, 2008 compared to BRL634 million in the six months ended June 30, 2007), impairments and losses on receivables (BRL475 million in the six months ended June 30, 2008 compared to BRL341 million in the six months ended June 30, 2007) and other charges for accruals and miscellaneous items (BRL67 million in the six months ended June 30, 2008 compared to BRL52 million in the six months ended June 30, 2007).

❖ MEDIA

The following table sets forth, for the periods indicated, certain financial and other data for the Media Business Unit.

	Six months ended June 30,
	2008	2007
	(millions of Euro, except percentage and employees)
Gross revenues	148	125

Operating loss	(69)	(52)

% of gross revenues	(46.6)%	(41.6)%

Number of employees at period end	1,032	1,016

Gross revenues increased by €23 million, or 18.4%, from €125 million in the six months ended June 30, 2007 to €148 million in the six months ended June 30, 2008.

In particular:

•

revenues from analog Free to Air amounted to €81 million in the six months ended June 30, 2008, a decrease of €5 million, or 5.2%, compared to the six months ended June 30, 2007, as a result of the reduction in advertising on MTV (a decrease of 12.5%);

•

revenues from the Multimedia sector amounted to €16 million in the six months ended June 30, 2008, an increase of 25.8% compared to the six months ended June 30, 2007. The sector benefits from the increase in the activities of the Content Competence Center (€3 million), operational since April 2007, and higher revenues from the Sky Satellite Channels which now air five channels (three in 2007);

•

revenues from Digital Terrestrial TV (“DTT”) operations amounted to €46 million in the six months ended June 30, 2008, an increase of €24 million, or 110.5% compared to the six months ended June 30, 2007. The increase in revenues benefited from development of the commercial “La7 Cartapiù” offering and was achieved partly as a result of the positive contribution deriving from the agreements reached with Mediaset and Telecom Italia for broadcasting the audio-visual content of Premier League soccer games on the DTT and DVB-H platforms;

•	revenues from the News sector amounted to €5 million in the six months ended June 30, 2008, an increase of 2.1% compared to the six months ended June 30, 2007.

The contribution of the Media Business Unit to our consolidated revenues amounted to €130 million in the six months ended June 30, 2008 and €116 million in the six months ended June 30, 2007.

Operating loss increased by €17 million, or 32.7%, from €52 million in the six months ended June 30, 2007 to €69 million in the six months ended June 30, 2008.

In particular:

•	Free to Air activities, besides being affected by the reduction in revenues noted above, showed a decrease in margins due to higher costs connected with developing and improving the program

2008 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2008

scheduling and a strengthening of audience share with higher investments by La7 in Entertainment and Sport programs (audience share in early evening programs increased by 20%, from 2.2% in the first half of 2007 to 2.7% in the first half of 2008).

MTV was also hurt by higher costs for program scheduling owing to the launch of new programs compared to the first half of 2007. In 2007, instead, programming was concentrated in the second half in conjunction with the tenth anniversary of the channel.

•

The operating performance of Digital Terrestrial TV activities, which decreased by €1 million compared to the same period of 2007, was particularly impacted by higher costs incurred for the acquisition of Pay Per View soccer rights, which were only partly compensated by the improvement in the margins of the activities of the network operator.

•	Profitability of the Multimedia sector recorded an improvement of €2 million, from €4 million in the six months ended June 30, 2007 to €6 million in the six months ended June 30, 2008.

The increase in operating loss, was also due to higher amortization charges for television rights on La7 and depreciation charges for DTT infrastructures.

❖ OLIVETTI

The following table sets forth, for the periods indicated, certain financial and other data for the Olivetti Business Unit.

	Six months ended June 30,
	2008	2007
	(millions of Euro, except percentage and employees)
Gross revenues	180	192

Operating loss	(16)	(24)

% of gross revenues	(8.9)%	(12.5)%

Number of employees at period end	1,239	1,279

Gross revenues decreased by €12 million, or 6.3%, from €192 million in the six months ended June 30, 2007 to €180 million in the six months ended June 30, 2008.

During the first half of 2008 there was a reduction in the sales of traditional inkjet products, faxes and accessories due to the fewer faxes installed.

The sales volumes of multi-functional ink-jet products were stable as a result of a supply contract with an important customer which will be completed by the end of 2008.

Printers for banking teller applications, although they decreased in price owing to the reduction in the value of the U.S. dollar against the euro, grew by 20% in terms of sales volumes during the first half of 2008 compared to the corresponding period of 2007, thanks especially to the results reached on foreign markets.

The improvement in the results reached in the Italian market is due to the supply of 9,000 printers to Poste Italiane S.p.A. and the growing importance of the volumes of fiscal cash registers.

Professional products for the office, copiers and relative accessories were in line with the first half of 2007, with a sharp increase in the color laser copier segment (+31% in quantity) and a reduction in the black and white models.

The contribution of the Olivetti Business Unit to our consolidated revenues was €157 million in the six months ended June 30, 2008 and €165 million in the six months ended June 30, 2007.

Operating loss decreased by €8 million, or 33.3% , from €24 million in the six months ended June 30, 2007 to €16 million in the six months ended June 30, 2008. The improvement is essentially due to the reduction in fixed overheads. At the product level, the reduction in the sales volumes of ink-jet fax accessories and the negative effect of greater competition in the office segment were compensated by the good results achieved in the specialized printers segment.

2008 Half-Yearly Financial Report	Liquidity

LIQUIDITY

The Telecom Italia Group’s primary source of liquidity is cash generated from operations and its principal uses of funds are the payment of operating expenses, capital expenditures and investments, the servicing of debt and the payment of dividends to shareholders.

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	Six months ended June 30,
	2008	2007
	(millions of Euro)
Cash flows from (used in) operating activities	3,621	4,351
Cash flows from (used in) investing activities	(2,780)	(2,947)
Cash flows from (used in) financing activities	(2,969)	(5,019)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(26)	52

Aggregate cash flows (A)	(2,154)	(3,563)
Net cash and cash equivalents (*) at beginning of the period (B)	6,204	6,960
Net foreign exchange differences on net cash and cash equivalents (C)	7	21

Net cash and cash equivalents (*) at end of the period (D=A+B+C)	4,057	3,418

(*)	For further details please see the Unaudited Interim Consolidated Cash Flow Statements for the six months ended June 30, 2008 and 2007 in the Unaudited Interim Consolidated Financial Statements included elsewhere herein in this Telecom Italia’s 2008 Half-Yearly Financial Report 6-K.

Cash flows from operating activities. Cash flows from operating activities were €3,621 million in the six months ended June 30, 2008 and decreased by €730 million compared to the six months ended June 30, 2007 (€4,351 million) primarily as a result of the following:

•

the negative effect of the net change in deferred tax assets and liabilities equal to €1,391 million (from a net source of €925 million in the six months ended June 30, 2007 to a net use of €466 million in the six months ended June 30, 2008);

•

the negative effect of change in trade payables of €896 million (from a net use of €180 million in the six months ended June 30, 2007 to a net use of €1,076 million in the six months ended June 30, 2008);

•

a reduction of €369 million in profit from continuing operations (from a profit of €1,625 million in the six months ended June 30, 2007 to a profit of €1,256 million in the six months ended June 30, 2008).

Such reductions in cash flows were partially offset by:

•

the positive effect of net change in miscellaneous receivables/payables and other assets/liabilities of €657 million (from a net use of €77 million in the six months ended June 30, 2007 to a net source of €580 million in the six months ended June 30, 2008);

•

the positive effect of change in trade receivables and net receivables on construction contracts of €559 million (from a net use of €503 million in the six months ended June 30, 2007 to a net source of €56 million in the six months ended June 30, 2008);

•

the positive effect of change in employee benefits of €323 million (from a net use of €31 million in the six months ended June 30, 2007 to a net source of €292 million in the six months ended June 30, 2008);

•

a positive effect of €214 million in impairment losses (reversals) on non—current assets (including investments) (from a net use of €103 million in the six months ended June 30, 2007 to a net source of €111 million in the six months ended June 30, 2008);

•

an increase in depreciation and amortization of €159 million (from a net source of €2,793 million in the six months ended June 30, 2007 to a net source of €2,952 million in the six months ended June 30, 2008).

2008 Half-Yearly Financial Report	Liquidity

Cash flows used in investing activities. Cash flows used in investing activities were €2,780 million in the six months ended June 30, 2008 and decreased by €167 million compared to the six months ended June 30, 2007 (€2,947 million) primarily as a result of the following:

•

a decrease in acquisitions of subsidiaries and businesses, net of cash acquired of €669 million (no acquisitions occurred in the six months ended June 30, 2008, compared to the purchase of the controlling interest of the Internet activities of AOL Germany in the six months ended June 30, 2007).

Such effects were partially offset by:

•

an increase in capital expenditures on a cash basis (tangible and intangible assets) of €228 million (from €2,725 million in the six months ended June 30, 2007 to €2,953 million in the six months ended June 30, 2008);

•

a decrease in change in financial receivables and other financial assets of €292 million (from a net source of €405 million in the six months ended June 30, 2007 to a net source of €113 million in the six months ended June 30, 2008).

Cash flows used in financing activities. Cash flows used in financing activities were €2,969 million in the six months ended June 30, 2008 and decreased by €2,050 million compared to the six months ended June 30, 2007 (€5,019 million).

Cash flows used in financing activities in the six months ended June 30, 2008 reflected the following:

•

a decrease in financial liabilities and other of €1,305 million, mainly as a result of repayments of non-current financial liabilities (€2,997 million) partially offset by the proceeds arising from the issuance of new debt (€1,918 million);

•	the payment of dividends of €1,664 million.

Cash flows used in financing activities in the six months ended June 30, 2007 reflected the following:

•

a decrease in financial liabilities and other of €2,189 million, mainly as a result of repayments of non-current financial liabilities (€3,230 million) partially offset by the proceeds arising from the issuance of new debt (€1,454 million);

•	the payment of dividends of €2,830 million.

Cash flows from (used in) Discontinued operations/Non-current assets held for sale.

Cash flows used in Discontinued operations/Non-current assets held for sale were €26 million in the six months ended June 30, 2008 compared to a Cash flows from Discontinued operations/Non-current assets held for sale of €52 million in the six months ended June 30, 2007.

2008 Half-Yearly Financial Report	Capital Resources

CAPITAL RESOURCES

¢ NET FINANCIAL DEBT

Net Financial Debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act, but is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. Telecom Italia believes that Net Financial Debt provides an accurate indicator of the ability to meet financial obligations (represented by gross debt) by available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows Telecom Italia to show investors the trend in net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by cash and other liquid assets. In fact, it is unlikely that Telecom Italia would use all of its liquid assets to reduce its gross debt all at once, as such assets must also be available to pay employees, suppliers, and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to equity (including Minority Interest), or leverage, are used to evaluate financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether financial structure is adequate to achieve business plan and financial targets (which include debt ratio, or Net Financial Debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt).

Telecom Italia management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and outside Italy, and by other major listed companies in Italy, in order to assess its liquidity and financial structure relative to such companies. Telecom Italia also monitor the trends in its Net Financial Debt and leverage in order to optimize the use of internally generated funds versus funds from third parties.

On a consolidated basis, at June 30, 2008 Net Financial Debt was €37,172 million compared to €35,701 million at December 31, 2007 (an increase of €1,471 million).

2008 Half-Yearly Financial Report	Capital Resources

Net Financial Debt is detailed in the following table:

	As of June 30, 2008	As of December 31, 2007
	(Unaudited)
	(millions of Euro)
GROSS FINANCIAL DEBT
Non-current financial liabilities (Long-term debt)
Financial payables	35,459	35,241
Finance lease liabilities	1,766	1,809
Other financial liabilities	1	1

	37,226	37,051

Current financial liabilities (Short-term debt), excluding financial liabilities directly associated with Discontinued operations/Non–current assets held for sale
Financial payables	5,330	6,315
Finance lease liabilities	260	262
Other financial liabilities	7	8

	5,597	6,585

Financial liabilities directly associated with Discontinued operations/Non–current assets held for sale	823	—

TOTAL GROSS FINANCIAL DEBT (A)	43,646	43,636

FINANCIAL ASSETS
Non-current financial assets
Securities other than investments	14	9
Financial receivables and other non-current financial assets	727	686

	741	695

Current financial assets, excluding financial assets classified under Discontinued operations/Non-current assets held for sale
Securities other than investments	166	390
Financial receivables and other current financial assets	1,124	377
Cash and cash equivalents	4,413	6,473

	5,703	7,240

Financial assets classified under Discontinued operations/Non-current assets held for sale	30	—

TOTAL FINANCIAL ASSETS (B)	6,474	7,935

NET FINANCIAL DEBT (A-B)	37,172	35,701

2008 Half-Yearly Financial Report	Capital Resources

In particular, besides the positive cash flows from operating activities and the payment of the dividends (for a total amount of €1,664), in the six months ended June 30, 2008 net financial debt was impacted by the following:

•

capital expenditures on an accrual basis, were €2,956 million in the six months ended June 30, 2008, an increase of €544 million, or 22.6%, compared to the six months ended June 30, 2007 (€2,412 million), mainly as a result of the purchase of the mobile licenses for the 3G service by the Brazil Mobile Business Unit (€477 million).

Details are as follows

	Six months ended June 30,
	2008	2007
	(millions of Euro)
Domestic	1,952	1,895
European BroadBand	189	190
Brazil Mobile	824	271
Media, Olivetti and other activities	29	56
Adjustments	(38)	—

Total	2,956	2,412

•

Sale of investments and other disposals of €60 million in the six months ended June 30, 2008 (€41 million in the six months ended June 30, 2007) mainly referring to the sale of non-current assets, reimbursements of capital and dividends distributed by associates.

There were no financial investments during the six months ended June 30, 2008 whereas in the same period of the prior year financial investments totaled €669 million and referred to the acquisition of the AOL internet activities in Germany.

¢ GROSS FINANCIAL DEBT

On a consolidated basis, at June 30, 2008, our gross financial debt amounted to €43,646 million (€46,636 million at December 31, 2007) and included non-current financial liabilities (long-term debt) of €37,226 million (€37,051 million at December 31, 2007), current financial liabilities (short-term debt) of €5,597 million (€6,585 million at December 31, 2007), and financial liabilities directly associated with Discontinued operations/Non–current assets held for sale of €823 million (nil at December 31, 2007).

As of June 30, 2008 approximately 68% of our gross financial debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling, Brazilian Reais and Japanese Yen.

For information regarding the currency composition of our gross financial debt, and the analysis of gross financial debt by effective interest rate please see Note “Financial liabilities (current and non-current)” of the Notes to the Unaudited Interim Consolidated Financial Statements included elsewhere herein in this Telecom Italia’s 2008 Half-Yearly Financial Report 6-K.

Long-term debt includes notes we have issued in order to reduce our dependence on short-term debt, extend the average life of our financial debt and expand our investor base. For this purpose, we have issued long-term debt in the capital markets under, among others:

•

the Telecom Italia Euro Medium Term Note (“EMTN”) Programme. On December 21, 2005, the Board of Directors of Telecom Italia S.p.A. set a new maximum ceiling for its EMTN Programme, which regulates the placement, also for more than one transaction, for more than one tranche and for more than one currency, of bonds by Telecom Italia S.p.A. and/or its wholly-owned subsidiary Telecom Italia Finance S.A. under a guarantee by Telecom Italia S.p.A. The new maximum ceiling was raised to €15 billion against the previous €10 billion;

•

the Form F-3 registration statement, filed with the Securities and Exchange Commission on August 9, 2005 and effective as of August 30, 2005 which allows issuances for a total amount of U.S.$10 billion in debt at various terms, rates and maturities;

2008 Half-Yearly Financial Report	Capital Resources

•

the Olivetti Euro Medium Term Note Programme, as updated and amended on June 8, 2001 and May 14, 2002, which allowed for the issuance of a total amount of €15 billion in debt (or the equivalent in other currencies), at various terms, rates and maturities;

•

the Old Telecom Italia Global Medium Term Note Program (“Global Note Program”), which allowed for the issuance of a total amount of U.S.$12 billion in debt (or the equivalent in other currencies), at various terms, rates and maturities.

¢ NOTES AND BONDS (INCLUDING CONVERTIBLE BONDS)

As of June 30, 2008 the non-current and current portions of notes and bonds (including convertible bonds) amounted to €29,671 million (€32,080 million at December 31, 2007) and consisted of the following:

	As of June 30, 2008			As of December 31, 2007
	Non-current portion	Current portion	Total	Non-current portion	Current portion	Total
	(millions of Euro)			(millions of Euro)
Notes and bonds	26,015	3,127	29,142	27,048	4,514	31,562
Convertible bonds	526	3	529	511	7	518

Total	26,541	3,130	29,671	27,559	4,521	32,080

As of June 30, 2008 the nominal repayment amount for notes and bonds (including convertible bonds) amounted to €29,269 million (€31,286 million at December 31, 2007) and consisted of the following:

	As of June 30, 2008	As of December 31, 2007
	(millions of Euro)
Notes and bonds	28,695	30,712
Convertible bonds	574	574

Total	29,269	31,286

With regard to notes and bonds (including convertible bonds), the related changes occurred during the six months ended June 30, 2008 are analyzed as follows.

Repayments

During the six months ended June 30, 2008 the following notes and bonds reached maturity and were repaid:

•

“Telecom Italia Finance S.A. 5.875% due 2008”: on January 24, 2008, Telecom Italia Finance S.A. repaid the bonds for an amount of €1,659 million (the originally issued amount of €1,750 million was reduced as a result of the repurchase of bonds on the market and their subsequent cancellation);

•	Telecom Italia S.p.A. Floating Rate Notes Euribor 3M+ 0.22% due 2008: on June 9, 2008, Telecom Italia S.p.A. repaid the €750 million notes.

Repurchase of the bonds “Telecom Italia S.p.A., euro 850 million 5.25% due 2055”

During the six months ended June 30, 2008 Telecom Italia S.p.A. repurchased its bonds for a total nominal amount of €170 million and recorded a gain in the income statement for €46 million.

New issue of Telecom Italia Capital S.A. bonds for a total of U.S.$2 billion

On June 4, 2008, Telecom Italia Capital S.A. placed two tranches for U.S.$1 billion each on the USA bond market. The bonds are guaranteed by Telecom Italia S.p.A. and mature on June 4, 2018 and June 4, 2038, respectively.

The two tranches pay a coupon interest rate of 6.999% and 7.721%, respectively. The bonds were issued under the Group’s U.S.$10 billion Shelf Registration Statement (Form F-3).

2008 Half-Yearly Financial Report	Capital Resources

Other

•

the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, total €334 million (nominal amount) at June 30, 2008 and increased by €37 million during the first half of 2008 (€297 million at December 31, 2007);

•

with regard to Telecom Italia Finance S.A. bonds (€2,000 million, rate 7.25% with a maturity date of April 2011), the coupons were increased by 0.25% due to a change in the credit rating by S&P’s in March 2008. The step-up applies beginning from the April 2008 coupon; the new rate thus is equal to 7.50%;

•

in accordance with the Terms and Conditions of the “Telecom Italia Finance S.A. Euro 499,669,000 Guaranteed Floating Rate Extendable Notes due 2008”, the holders of the bonds for a notional amount of €360,839,000 renounced the right to possibly extend the maturity date to 2010 and this amount was be repaid on September 14, 2008. On June 12, 2008, bonds were issued for the residual amount and are denominated “Telecom Italia Finance S.A. Euro 138,830,000 Guaranteed Floating Rate Extendable Notes due 2010” maturing on June 14, 2010.

¢ REVOLVING CREDIT FACILITY AND TERM LOAN

The composition and the draw down of the syndicated committed credit lines available at June 30, 2008, represented by the Term Loan of €1.5 billion expiring January 2010 and the Revolving Credit Facility of €8 billion expiring August 2014, are presented as follows:

	Term Loan expiring 2010		Revolving Credit Facility expiring 2014		Total
(billions of Euro)	Committed	Drawn down	Committed	Drawn down	Committed	Drawn down

As of December 31, 2007	1.5	1.5	8.0	1.5	9.5	3.0

As of June 30, 2008	1.5	1.5	8.0	1.5	9.5	3.0

¢ DEBT TO EQUITY RATIO

The Telecom Italia Group’s debt to equity ratio, calculated as the ratio of consolidated net financial debt to equity (including Minority Interest), was 140.5% as of June 30, 2008 and 132.3% as of December 31, 2007.

¢ RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges calculated in accordance with IFRS for the six months ended June 30, 2008 and 2007 and for the fiscal years ended December 31, 2007, 2006, 2005 and 2004 are as follows:

Six months ended June 30, (1)		Year ended December 31, (1) (2)
2008	2007	2007	2006	2005	2004
(Unaudited)

2.25	3.14	2.75	3.27	3.15	3.39

(1)	Starting from January 1, 2008, the Liberty Surf group is treated as Discontinued operations/Non-current assets held for sale. All periods presented for comparison purposes have been restated.

(2)	Pursuant to SEC Release No. 33-8567, “First-Time Application of International Financial Reporting Standards”, Telecom Italia is only required to include financial information for 2007, 2006, 2005 and 2004 and subsequent periods (earlier periods are not required to be included).

2008 Half-Yearly Financial Report	Capital Resources

For purposes of calculating the ratio of “earnings to fixed charges”:

•	“Earnings” is calculated by adding:

-	profit before tax from continuing operations;

-	“fixed charges” (as defined below);

-	amortization of capitalized interest and issue debt discounts or premiums;

-	dividends from associates and joint ventures accounted for using the equity method; and

-	share of losses of associates and joint ventures accounted for using the equity method;

-	and then subtracting:

-	capitalized interest for the applicable period; and

-	share of earnings of associates and joint ventures accounted for using the equity method.

•	“Fixed charges” is calculated by adding:

-	interest expenses (both expensed and capitalized);

-	issue costs and any original issue debt discounts or premiums; and

-	an estimate of the interest within rental expense for operating leases.

¢ CREDIT RATINGS

As of June 30, 2008 the Telecom Italia S.p.A. credit ratings were as follows:

-	Moody’s: ‘Baa2’, stable outlook (change the outlook from negative to stable on May 12, 2008);

-	Standard and Poor’s: ‘BBB’, stable outlook (change from ‘BBB+’ to ‘BBB’ and change the outlook from negative to stable on March 17, 2008);

-	Fitch Ratings: ‘BBB+’, stable outlook (rating confirmed on September 5, 2008).

For a discussion on financial instrument contractual clauses related to credit rating changes, please see the “Note—Financial liabilities (current and non-current)” of the Notes to the Unaudited Interim Consolidated Financial Statements included elsewhere herein in this Telecom Italia’s 2008 Half-Yearly Financial Report 6-K.

¢ OFF-BALANCE SHEET ARRANGEMENTS

Please see “Note 18—Potential liabilities and assets, commitments and other guarantees” of the Notes to the Unaudited Interim Consolidated Financial Statements included elsewhere herein in this Telecom Italia’s 2008 Half-Yearly Financial Report 6-K.

2008 Half-Yearly Financial Report	Capital Resources

¢ CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following tables aggregate our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future in terms of nominal amounts and carrying values.

The average maturity of non-current financial liabilities was equal to 8.01 years.

As of June 30, 2008, the carrying amounts of payables and the relating expiration dates were as follows:

Maturities of gross financial debt – carrying amount(1) (2):

	Amounts due as of June 30,
	2009(3)	2010	2011	2012	2013	After 2013	Total
	(millions of Euro)
Notes and bonds	3,130	4,535	3,454	3,281	1,843	13,428	29,671
Loans and other debts	785	2,036	523	420	151	5,789	9,704
Finance lease liabilities	260	220	174	145	114	1,113	2,026

Total non-current financial liabilities	4,175	6,791	4,151	3,846	2,108	20,330	41,401
Current financial liabilities	1,422	—	—	—	—	—	1,422

Total, excluding financial liabilities directly associated with discontinued operations/Non-current assets held for sale	5,597	6,791	4,151	3,846	2,108	20,330	42,823

Financial liabilities directly associated with discontinued operations/Non-current assets held for sale (4)	823	—	—	—	—	—	823

Total gross financial debt	6,420	6,791	4,151	3,846	2,108	20,330	43,646

(1)	Carrying amounts take into account fair value adjustments and amortized cost.
(2)	Financial commitments include accrued expenses and deferred income, of which €1 million is in non-current financial liabilities maturing besides 12 months and €821 million is in non-current financial liabilities maturing within 12 months and €18 million is in current financial liabilities.
(3)	Of which €362 million matures on September 14, 2008 and refers to Telecom Italia Finance S.A. extendable bonds on which the bondholders renounced the possibility of extending the maturity date.
(4)	These represent payables of the Liberty Surf group to companies of the Telecom Italia group for €811 million and others for €12 million.

2008 Half-Yearly Financial Report	Capital Resources

As of June 30, 2008, the nominal repayment amounts of payables and the relating expiration dates were as follows:

Maturities of gross financial debt – nominal repayment amount:

	Amounts due as of June 30,
	2009(1)	2010	2011	2012	2013	After 2013	Total
	(millions of Euro)
Notes and bonds	2,605	4,566	3,448	3,265	1,850	13,535	29,269
Loans and other debts	513	2,030	517	409	150	5,782	9,401
Finance lease liabilities	242	220	174	145	114	1,113	2,008

Total non-current financial liabilities	3,360	6,816	4,139	3,819	2,114	20,430	40,678
Current financial liabilities	1,386	—	—	—	—	—	1,386

Total, excluding financial liabilities directly associated with discontinued operations/Non-current assets held for sale	4,746	6,816	4,139	3,819	2,114	20,430	42,064

Financial liabilities directly associated with discontinued operations/Non-current assets held for sale (2)	815	—	—	—	—	—	815

Total gross financial debt	5,561	6,816	4,139	3,819	2,114	20,430	42,879

(1)	Of which €360.84 million matures on September 14, 2008 and refers to Telecom Italia Finance S.A. extendable bonds on which the bondholders renounced the possibility of extending the maturity date.
(2)	These represent payables of the Liberty Surf group to companies of the Telecom Italia group for €803 million and others for €12 million.

¢ CURRENT FINANCIAL ASSETS

As of June 30, 2008, current financial assets amounted to €5,703 million (€7,240 million at December 31, 2007) and together with the total unused committed credit lines of €6.5 billion permit a broad coverage of estimated maturities. Furthermore, €811 million (of which €16 million classified as Cash and cash equivalents and €795 million as Financial receivables and other current financial assets), refer to financial assets of the Group companies due from the Liberty Surf group, classified in “Discontinued operations/non-current assets held for sale”.

Current financial assets at June 30, 2008 included:

-	cash and cash equivalents amounting to €4,413 million (€6,473 million at December 31, 2007). The different technical forms used for the investment of available resources at June 30, 2008 can be analyzed as follows:

•	Maturities: investments have a maximum maturity date of three months;

•	Counterpart risk: investments are made with leading banks and financial institutions with high creditworthiness with at least an A rating;

•	Country risk: investments are mainly made on major European financial markets;

-	financial receivables and other current financial assets amounting to €1,124 million (€377 million at December 31, 2007). They include the current portion of loans receivable from employees (€13 million), the current portion of financial receivables for lessors’ net investments (€147 million), hedging derivatives classified as current assets/liabilities of a financial nature (€144 million), non-hedging derivatives (€5 million), other current financial assets (€20 million) and financial receivables from the Liberty Surf group (€795 million);

-	securities other than investments, maturing beyond three months, equal to €166 million (€390 million at December 31, 2007), referring to bonds issued by counterparts with at least an A rating with different maturities, but all with an active trading market and therefore readily convertible into cash.

2008 Half-Yearly Financial Report	Research, Development And Innovation

RESEARCH, DEVELOPMENT AND INNOVATION

¢ TELECOM ITALIA LAB

Telecom Italia Lab (“TILab”) is the Department whose remit is the supervision of technological innovation for the Group, scouting for new technologies and engineering operations for services and network platforms.

The technological innovation of the Telecom Italia Group is also the outcome of strategic partnerships with the main producers of telecommunications equipment and systems and with Research Centres of excellence at the most highly qualified national and international academic institutions (Turin and Milan Polytechnics, Berkley University, MIT). In this sphere, in the first six months of 2008, 15 new contracts were concluded with as many universities, covering research into various types of technology, encryption algorithms, services concepts, new paradigms of communication.

Scrolling through the various technological areas across which TILab’s innovative operations range, reveals the areas of mobile access and fixed access, terminals and the home network, transport, control and tiers of services.

In the course of the first six months of 2008, in the field of mobile phone access, solutions were developed based on femtocell, which is an innovative way of making radio access possible.

In the sphere of the evolution of the converging Network architectures and of the diffusion of broadband, work has been conducted on the determination of likely solutions to support the evolution of optical access under the various scenarios available in the coming years.

In the sphere of the development of services based on content and applications, the development of innovations for specific groups of clients has continued. In particular:

•	the e-tourism solutions have been upgraded with a solution that allows access to and visualization of the tourist portal in a dynamic way, based on the profile of the terminal used;

•	preparations have been made for the first trials of solutions based on Mobile Payment’s “SIM tool kit” (based on SMS);

•

the new approach of the TIM service has been developed, providing the inclusion of all services within the native contacts list of the telephone, allowing the client to see immediately and directly from the list which services are available;

•

the TIM SKY Mobile TV/Radio has been launched allowing the client to enjoy 10 SKY channels and 25 radio stations for 2G and 3G users, with the conversion of the radio/TV channels from “ON AIR” DVB broadcast on IP format to 3GPP on IP;

•	preparations have been made for the evolution of high quality video communication by ADSL 2+ and NGN 2 access, with the evolution of the graphic interface and the improvement of its usability;

•	the first steps have been taken towards a new broadband television with the launch of Yalp (www.yalp.it) the first “Community TV” on the Internet;

•	new Alice for business solutions have been developed;

•	preparations have been made for a demonstrator version of the system of monitoring consumption in the domestic environment by means of a videophone using intelligent sockets (Energy@Home);

•	on the international level, TILab has pledged a substantial commitment to the task of standardization, through which future solutions will be made possible, influencing the manufacturers’ roadmap.

¢ OLIVETTI GROUP

The Olivetti Group devotes a significant share of its resources to the technological Research and Development sector. In its research centres in Italy and abroad, it employs more than 200 people, equal to more than 16% of its entire workforce.

In the course of the first six months of 2008, Olivetti’s research centres worked on the development of products and terminals for automating counters and on ink-jet technology.

2008 Half-Yearly Financial Report	Recent Developments

RECENT DEVELOPMENTS

Sale of Alice France to Iliad

On August 26, 2008, the sale of Liberty Surf group to Iliad S.A. has been completed, after having received the authorization from the French Antitrust Authority.

The sale of Liberty Surf group, the Internet Service Provider that operates in France mainly with Telecom Italia’s Alice brand, was carried out on the basis of an enterprise value of €800 million with a net debt reduction for the Telecom Italia Group of approximately €750 million.

Agreement reached with trade unions for 5,000 redundancies

On September 19, 2008, that the final meeting between Telecom Italia and trade unions regarding redundancy proceeding ex lege 223/1991, begun on June 26, 2008 for 5,000 employees in excess of the company’s technical needs, took place at the Ministry for Labor.

The meeting ended with the signing of a union agreement in which the parties established that by December 31, 2010, 5,000 employees, among those who attain the requisite pension contributions during the redundancy period, will be made redundant. The Company will complete the redundancy package with a sum that will guarantee that 90% of an employee’s regular monthly pay cheque is received.

In the context of the overall agreement, Telecom Italia has committed to recruiting 600 workers in the two-year period 2009-2010 and from January 1, 2009 to convert 300 temporary contracts into permanent ones. Further, the Company will transfer 1,600 workers at the Telecontact center from 50% part-time contracts to 75% part-time contracts over the period 2009–2010.

The parties also agreed to a detailed programme of training and professional re-training interventions.

The agreement is part of the efficiency and re-organization plan announced on June 4, 2008 and will bring a cost reduction of approximately €300 million a year upon completion. The agreement entails a one-time restructuring charge of €287 million, as already announced, which was already recorded in the unaudited interim consolidated financial statements at June 30, 2008.

Shares buy-back

On September 26, 2008, Telecom Italia announced that it has purchased the maximum number of own shares authorized by the Shareholders’ Meeting on April 16, 2007, concluding the first tranche of the buy-back plan announced on August 8, 2008 in service of the plan for the free assignment of Telecom Italia ordinary shares reserved for the Group’s top management.

The 25,000,000 Telecom Italia ordinary shares were purchased through an intermediary on the regulated Italian electronic share market “Mercato Telematico Azionario” (“MTA”), operated by Borsa Italiana.

The price per share was between a minimum and maximum corresponding to the weighted average of the official prices of the shares being purchased recorded by Borsa Italiana during the last ten days of trading prior to the date of purchase, decreased or increased by 10%, respectively. Financial coverage of the entire buy-back plan (for a total value of €27,099,200.00, plus commissions) did not require recourse to additional gross financial debt.

When the plan was initiated, Telecom Italia held 1,272,014 ordinary own shares (corresponding to 0.01% of the share class). At the conclusion of the foregoing transactions, it held 26,272,014 (corresponding to 0.20% of the share class). The Luxembourg-based Telecom Italia Finance S.A., fully owned by Telecom Italia, holds a further 124,544,373 ordinary shares in the Parent Company (corresponding to 0.93% of the share class).

Furthermore, the second tranche of the aforementioned plan to buy back own shares has not yet been executed by Telecom Italia. This second tranche refers to a maximum of an additional 11,400,000 ordinary own shares to be bought back by October 14, 2009 (as authorized by the Shareholders’ Meeting on April 14, 2008) in service of the stock option plan reserved for the top management of Telecom Italia.

2008 Half-Yearly Financial Report	Recent Developments

For a description of other recent developments please see “Note—Events Subsequent to June 30, 2008” of the Notes to the Unaudited Interim Consolidated Financial Statements included elsewhere herein in this Telecom Italia’s 2008 Half-Yearly Financial Report 6-K.

2008 Half-Yearly Financial Report	Legal Proceedings

LEGAL PROCEEDINGS

WIND

In August 2008 Telecom Italia and Wind signed an agreement for the out-of-court settlement of various disputes and, in particular, of the action against Telecom Italia before the Milan Court of Appeal for anti-competitive conduct (following Antitrust Authority Case A/351, which ended with Telecom Italia being ordered to pay for alleged abuses of dominant position).

The settlement agreement does not cover the action brought by Wind in January of 2008 related to the alleged abuse by Telecom Italia in the market for the supply of wholesale services and in the market for retail services to residential and micro-business customers, as further described in “Note 18—Potential liabilities and assets, commitments and other guarantees“ of the Notes to the Unaudited Interim Consolidated Financial Statements included elsewhere herein in this Telecom Italia’s 2008 Half-Yearly financial Report 6-K.

Argentina

On October 6, 2008, Telecom Italia S.p.A., Telecom Italia International N.V. and some board members of the companies of the Telecom Argentina group nominated by Telecom Italia were notified of a lawsuit filed by W de Argentina—Inversiones SL, Adrián Werthein, Gerardo Werthein, Daniel Werthein and Darío Werthein before the commercial court of Buenos Aires, before which the companies of the Telecom Argentina group are also defendants. The plaintiffs requested a declaration by the commercial court of the existence of an alleged permanent conflict of interest (in relation to the indirect participation of Telefónica in the share capital of Telecom Italia) of Telecom Italia, Telecom Italia International N.V. and their nominees to the boards of directors of the companies of the Telecom Argentina group and of a consequent prohibition on participating in meetings of shareholders and boards of directors.

With reference to the related preliminary injunction proceedings previously filed against the Telecom Argentina group companies (as described further in “Notes 18—Potential liabilities and assets, commitments and other guarantees” of the Notes to the Unaudited Interim Consolidated Financial Statements included elsewhere herein in this Telecom Italia’s 2008 Half-Yearly Financial Report 6-K), in which Telecom Italia and Telecom Italia International have not been formally notified, an “interventor informante” with supervisory duties in the Telecom Argentina group companies, has been appointed by the judge.

*     *     *

For a description of other legal proceedings please see “Note 18—Potential liabilities and assets, commitments and other guarantees” of the Notes to the Unaudited Interim Consolidated Financial Statements included elsewhere herein in this Telecom Italia’s 2008 Half-Yearly Financial Report 6-K.

TELECOM ITALIA S.P.A.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Consolidated Financial Statements	Consolidated Balance Sheets

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2008 AND

AS OF DECEMBER 31, 2007 — ASSETS

	Note	As of June 30, 2008	As of December 31, 2007
		Unaudited
		(millions of Euro)
NON—CURRENT ASSETS
Intangible assets
Goodwill	4	44,222	44,420
Intangible assets with a finite useful life	5	7,052	6,985

		51,274	51,405

Tangible assets	6
Property, plant and equipment owned		15,029	15,484
Assets held under finance leases		1,412	1,450

		16,441	16,934

Other non—current assets
Investments in associates and joint ventures accounted for using the equity method	7	472	484
Other investments	7	59	57
Securities, financial receivables and other non—current financial assets	7	741	695
Miscellaneous receivables and other non—current assets	7	786	866
Deferred tax assets		238	247

		2,296	2,349

TOTAL NON—CURRENT ASSETS (A)		70,011	70,688

CURRENT ASSETS
Inventories		327	308
Trade and miscellaneous receivables and other current assets	8	8,953	9,088
Current income tax receivables		104	101
Investments		39	—
Securities other than investments		166	390
Financial receivables and other current financial assets		1,124	377
Cash and cash equivalents		4,413	6,473

Current assets sub—total		15,126	16,737

Discontinued operations/Non—current assets held for sale	9
- of a financial nature		30	—
- of a non—financial nature		701	—

		731	—

TOTAL CURRENT ASSETS (B)		15,857	16,737

TOTAL ASSETS (A+B)		85,868	87,425

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Consolidated Balance Sheets

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2008 AND

AS OF DECEMBER 31, 2007 — EQUITY AND LIABILITIES

	Note	As of June 30, 2008	As of December 31, 2007
		Unaudited
		(millions of Euro)
EQUITY	10
Share capital issued		10,674	10,674
Less: treasury shares		(69)	(69)

Share capital		10,605	10,605
Paid—in capital		1,689	1,689
Other reserves and retained earnings (accumulated losses) including profit for the period		13,278	13,628

Equity attributable to equity holders of the Parent		25,572	25,922
Equity attributable to Minority Interest		886	1,063

TOTAL EQUITY (A)		26,458	26,985

NON—CURRENT LIABILITIES
Non—current financial liabilities	11	37,226	37,051
Employee benefits	12	1,350	1,151
Deferred tax liabilities		109	586
Provisions	13	775	903
Miscellaneous payables and other non—current liabilities	15	1,629	1,587

TOTAL NON—CURRENT LIABILITIES (B)		41,089	41,278

CURRENT LIABILITIES
Current financial liabilities	11	5,597	6,585
Trade and miscellaneous payables and other current liabilities	14	11,183	12,380
Current income tax payables	15	501	197

Current liabilities sub—total		17,281	19,162

Liabilities directly associated with Discontinued operations/Non—current assets held for sale	9
- of a financial nature		823	—
- of a non—financial nature		217	—

		1,040	—

TOTAL CURRENT LIABILITIES (C)		18,321	19,162

TOTAL LIABILITIES (D=B+C)		59,410	60,440

TOTAL EQUITY AND LIABILITIES (A+D)		85,868	87,425

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Consolidated Income Statements

CONSOLIDATED INCOME STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2008 AND 2007

		Six months ended June 30,
	Note	2008	2007
		Unaudited
		(millions of Euro)
Revenues		14,838	15,337
Other income		158	164

Total operating revenues and other income		14,996	15,501

Acquisition of goods and services		(6,610)	(6,739)
Employee benefits expenses		(2,274)	(1,893)
Other operating expenses		(865)	(824)
Changes in inventories		17	21
Internally generated assets		271	269
Depreciation and amortization		(2,952)	(2,793)
Gains (losses) on disposals of non—current assets		26	12
Impairment reversals (losses) on non—current assets		(1)	—

Operating profit		2,608	3,554

Share of profits (losses) of associates and joint ventures accounted for using the equity method		37	58
Finance income	19	1,515	1,256
Finance expenses	20	(2,731)	(2,225)

Profit before tax from continuing operations		1,429	2,643
Income tax expense		(173)	(1,018)

Profit from continuing operations		1,256	1,625
Profit (loss) from Discontinued operations/Non—current assets held for sale		(148)	(123)

Profit for the period		1,108	1,502
Of which:
• Profit attributable to equity holders of the Parent		1,140	1,500
• Profit (loss) attributable to Minority Interest		(32)	2

		Six months ended June 30,
		2008	2007
Basic and Diluted Earnings Per Share (EPS)		(Euro)
- Ordinary Share		0.06	0.07
- Savings Share		0.07	0.08

Of which:
- From continuing operations
- Ordinary Share		0.07	0.08
- Savings Share		0.07	0.08
- From Discontinued operations/Non—current assets held for sale
- Ordinary Share		(0.01)	(0.01)
- Savings Share		—	—

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Consolidated Statements of Changes in Equity Consolidated Cash Flow Statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED

JUNE 30, 2007 AND 2008

	Equity attributable to equity holders of the Parent
	Share capital	Paid—in capital	Exchange differences on translating foreign operations	Other reserves and retained earnings (accumulated losses) including profit for the period	Total	Equity attributable to Minority Interest	Total equity
	Unaudited
	(millions of Euro)
Balance at December 31, 2006	10,605	1,689	686	13,038	26,018	1,080	27,098

Changes in equity in the first half of 2007:
Available—for—sale financial assets:
• Valuation gains or losses taken to equity	—	—	—	(17)	(17)	—	(17)
• Gains or losses transferred to the income statement	—	—	—	1	1	—	1
Cash flow hedges:
• Gains or losses taken to equity	—	—	—	39	39	—	39
• Gains or losses transferred to the income statement	—	—	—	39	39	—	39
Exchange differences on translating foreign operations	—	—	241	—	241	64	305

Tax on items taken directly to or transferred from equity	—	—	—	(17)	(17)	—	(17)

Net income (loss) recognized directly in equity	—	—	241	45	286	64	350

Profit for the period	—	—	—	1,500	1,500	2	1,502

Total recognized income and expense for the period	—	—	241	1,545	1,786	66	1,852

• Dividends approved	—	—	—	(2,766)	(2,766)	(73)	(2,839)
• Other changes	—	—	—	(9)	(9)	(1)	(10)

Balance at June 30, 2007	10,605	1,689	927	11,808	25,029	1,072	26,101

	Equity attributable to equity holders of the Parent
	Share capital	Paid—in capital	Exchange differences on translating foreign operations	Other reserves and retained earnings (accumulated losses) including profit for the period	Total	Equity attributable to Minority Interest	Total equity
	Unaudited
	(millions of Euro)
Balance at December 31, 2007	10,605	1,689	834	12,794	25,922	1,063	26,985

Changes in equity in the first half of 2008:
Available—for—sale financial assets:
• Valuation gains or losses taken to equity	—	—	—	4	4	—	4
• Gains or losses transferred to the income statement	—	—	—	—	—	—	—
Cash flow hedges:
• Gains or losses taken to equity	—	—	—	(363)	(363)	—	(363)
• Gains or losses transferred to the income statement	—	—	—	381	381	—	381
Exchange differences on translating foreign operations	—	—	94	—	94	29	123

Tax on items taken directly to or transferred from equity	—	—	—	(3)	(3)	—	(3)

Net income (loss) recognized directly in equity	—	—	94	19	113	29	142

Profit for the period	—	—	—	1,140	1,140	(32)	1,108

Total recognized income and expense for the period	—	—	94	1,159	1,253	(3)	1,250

• Dividends approved	—	—	—	(1,609)	(1,609)	(59)	(1,668)
• Change in the scope of consolidation	—	—	—	—	—	(117)	(117)
• Other changes	—	—	—	6	6	2	8

Balance at June 30, 2008	10,605	1,689	928	12,350	25,572	886	26,458

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Consolidated Statements of Changes in Equity Consolidated Cash Flow Statements

CONSOLIDATED CASH FLOW STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2008 AND 2007

		Six months ended June 30,
	Note	2008	2007
		Unaudited
		(millions of Euro)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit from continuing operations		1,256	1,625
Adjustments for:
Depreciation and amortization		2,952	2,793
Impairment losses (reversals) on non—current assets (including investments)		111	(103)
Net change in deferred tax assets and liabilities		(466)	925
Losses (gains) realized on disposals of non—current assets (including investments)		(26)	(14)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		(37)	(58)
Change in employee benefits		292	(31)
Change in inventories		(21)	(26)
Change in trade receivables and net receivables on construction contracts		56	(503)
Change in trade payables		(1,076)	(180)
Net change in miscellaneous receivables/payables and other assets/liabilities		580	(77)

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)		3,621	4,351

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	5	(1,432)	(1,003)
Purchase of tangible assets on an accrual basis	6	(1,524)	(1,409)

Total purchase of intangible and tangible assets on an accrual basis		(2,956)	(2,412)
Change in amounts due to fixed asset suppliers		3	(313)

Total purchase of intangible and tangible assets on a cash basis		(2,953)	(2,725)
Acquisitions of subsidiaries and businesses, net of cash acquired		—	(669)
Change in financial receivables and other financial assets		113	405
Proceeds from sale of subsidiaries, net of cash disposed of		—	1
Proceeds from sale/repayments of intangible, tangible and other non—current assets		60	41

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)		(2,780)	(2,947)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other		(226)	(413)
Proceeds from non—current financial liabilities (including current portion)		1,918	1,454
Repayments of non—current financial liabilities (including current portion)		(2,997)	(3,230)
Dividends paid		(1,664)	(2,830)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)		(2,969)	(5,019)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON—CURRENT ASSETS HELD FOR SALE (D)	9	(26)	52

AGGREGATE CASH FLOWS (E=A+B+C+D)		(2,154)	(3,563)
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (F)		6,204	6,960
Net foreign exchange differences on net cash and cash equivalents (G)		7	21

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (H=E+F+G)		4,057	3,418

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Consolidated Statements of Changes in Equity Consolidated Cash Flow Statements

CONSOLIDATED CASH FLOW STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2008 AND 2007

	Six months ended June 30,
	2008	2007
	Unaudited (millions of Euro)
ADDITIONAL CASH FLOW INFORMATION:

Income taxes (paid) received	(84)	(67)

Interest expense paid	(1,728)	(2,230)

Interest income received	418	805

Dividends received	22	13

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD:
• Cash and cash equivalents – from continuing operations	6,449	7,260
• Bank overdrafts repayable on demand – from continuing operations	(275)	(258)
• Cash and cash equivalents – from Discontinued operations/Non—current assets held for sale	30	5
• Bank overdrafts repayable on demand – from Discontinued operations/Non—current assets held for sale	—	(47)

	6,204	6,960

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD:
• Cash and cash equivalents – from continuing operations	4,413	3,662
• Bank overdrafts repayable on demand – from continuing operations	(360)	(254)
• Cash and cash equivalents – from Discontinued operations/Non—current assets held for sale	20	14
• Bank overdrafts repayable on demand – from Discontinued operations/Non—current assets held for sale	(16)	(4)

	4,057	3,418

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 1—FORM AND CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia S.p.A. is a corporation organized under the laws of the Republic of Italy. Telecom Italia S.p.A. and its subsidiaries (the “Telecom Italia Group” or the “Group”) operate mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, in telephone and data services on fixed lines, for final retail customers and other national wholesale providers, in the development of fiber optic networks for wholesale customers, in broadband services, in Internet services, in domestic and international mobile telecommunications (especially in Brazil), in the television sector using both analog and digital terrestrial technology and in the office products sector.

The head office of the Parent, Telecom Italia, is located in Milan, Italy.

The unaudited interim consolidated financial statements of the Telecom Italia Group are expressed in millions of euro which is also the currency of the primary economies in which the Group operates. Foreign subsidiaries are included in the unaudited interim consolidated financial statements in accordance with the accounting policies described in the Note “Accounting policies” in the consolidated financial statements at December 31, 2007.

The unaudited interim consolidated financial statements at June 30, 2008 of the Telecom Italia Group have been prepared in accordance with International Financial Reporting Standards issued by the IASB - International Accounting Standards Board (“IFRS”).

In the first half of 2008, the Group did not elect the early adoption of any IFRS.

The unaudited interim consolidated financial statements at June 30, 2008 of the Telecom Italia Group have been prepared in accordance with IAS 34 (Interim Financial Reporting) and, as permitted by this standard, do not include all the information that would be required in annual financial statements; accordingly, these financial statements should be read together with the 2007 consolidated financial statements of the Telecom Italia Group.

For purposes of comparison, the balance sheet at December 31, 2007, the income statement and the cash flow statement in the first half of 2007 as well as the statement of changes in equity in the first half of 2007 have been presented in accordance with IAS 1 (Presentation of Financial Statements).

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•

the consolidated balance sheet has been prepared by classifying assets and liabilities according to “current and non-current” criterion and separately indicating on two lines “Discontinued operations/Non-current assets held for sale” and “Liabilities directly associated with Discontinued operations/Non-current assets held for sale” as required by IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations);

•

the consolidated income statement has been prepared by classifying the operating expenses by nature of expense, since this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the industrial sector of reference. Moreover, results from continuing operations are shown separately from the “Profit (loss) from Discontinued operations/Non-current assets held for sale” as required by IFRS 5;

•

the consolidated cash flow statement has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7, and separately showing cash flows from “Discontinued operations/Non-current assets held for sale”, as required by IFRS 5.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

SEGMENT INFORMATION

The Telecom Italia Group is organized by business segment as follows:

•

Domestic Business Unit: includes the domestic operations of Fixed Telecommunications (divided into Retail Telephone, Internet, Data business and Wholesale) and Mobile Telecommunications as well as the relative support activities;

•	European Broadband Business Unit: comprises Broadband services in Germany and the Netherlands;

•	Brazil Mobile Business Unit: includes Mobile Telecommunications operations in Brazil;

•	Media Business Unit: includes Television and News activities;

•	Olivetti Business Unit: includes activities for the manufacture of digital printing systems, ink-jet office products, ink-jet print heads and Micro Electro-Mechanical Systems (MEMS);

•	Other Operations: include the financial companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

SEASONAL FACTORS AFFECTING REVENUES

•	Domestic

The trend of revenues from basic subscription charges and traffic relating to fixed telecommunications was not significantly affected by seasonal factors in the comparison between the first half of 2008 and the first half of 2007.

The trend of voice traffic relating to domestic mobile telephony in the comparison of the first half of 2008 and the first half of 2007 was not influenced by seasonal factors associated with marketing campaigns, which, however have an effect on the level of revenues from sales and marginally also on revenues from Valued-Added Services (VAS). Nevertheless, there are seasonal phenomena in connection with changes in the number of holidays during the months or periods in the reporting calendar.

•	Brazil Mobile

The trend of revenues relating to the Brazil Mobile business was only marginally affected by seasonal factors connected with marketing campaigns but were influenced by seasonal phenomena relating to changes in the number of holidays during the months or periods in the reporting calendar.

SCOPE OF CONSOLIDATION

Changes in the scope of consolidation at June 30, 2008, excluding Discontinued operations/Non-current assets held for sale (analyzed later in the notes) are listed below.

Compared to December 31, 2007:

(a)	included in the scope of consolidation - none;

(b)	exclusions from the scope of consolidation:

-	Entel S.A. Empresa Nacional de Telecomunicaciones - Bolivia (together with its subsidiary Datacom S.A.), classified, as Available-for-sale financial assets, in Current assets (effective April 2008);

-	Mediterranean Nautilus Inc. (liquidated and cancelled from the register of companies in May 2008);

-	Milano Design Studio S.r.l. (sold in January 2008);

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

-	Olivetti Colombiana S.A. (liquidated and cancelled from the register of companies at the beginning of 2008);

-	Saturn Venture Partners LLC (liquidated in May 2008);

-	SCS Comunicazione Integrata S.p.A. (liquidated and cancelled from the register of companies in March 2008);

-	Telsi Unlimited (liquidated in May 2008);

(c)	merged:

-	Telecom Italia America Latina S.A. merged with Telecom Italia Latam S.A. – ex-Olivetti do Brasil S.A. (effective January 2008);

-	Tiemme Sistemi S.r.l. merged with Olivetti S.p.A. (effective April 2008);

-	Tim International N.V. merged with Telecom Italia International N.V. (effective January 2008).

Compared to June 30, 2007, in addition to the above mentioned information:

(a)	inclusions in the scope of consolidation:

-	InterNLnet B.V. (acquired in July 2007);

-	Milano Design Studio S.r.l. (set up in December 2007);

-	Shared Service Center S.r.l. (for the acquisition of 50% of the company from the other shareholder after the end of the reorganization process in October 2007);

(b)	exclusions from the scope of consolidation:

-	Olivetti Chile S.A. (liquidated and cancelled from the register of companies in July 2007);

-	Olivetti Mexicana S.A. (liquidated and cancelled from the register of companies at the end of 2007);

-	Liberty Surf Communications Ltd (liquidated and cancelled from the register of companies in August 2007);

-	O&B Costruzioni Generali S.r.l. (liquidated and cancelled from the register of companies in November 2007);

-	Trainet S.p.A. (liquidated and cancelled from the register of companies in December 2007);

(c)	merged:

-	Consorzio Mael merged with Olivetti S.p.A. (effective August 2007);

-	HMC S.p.A. and HMC Pubblicità S.p.A. merged with Telecom Italia Media S.p.A. (effective July 2007);

-	Progetto Italia S.p.A. merged with Telecom Italia S.p.A. (effective October 2007).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

At June 30, 2008 and December 31, 2007, Telecom Italia subsidiaries, associates and joint ventures can be broken down as follows:

	As of June 30, 2008
Companies:	Italy	Abroad	Total
	Unaudited
• subsidiaries consolidated line-by-line (*)	36	71	107
• joint ventures accounted for using the equity method	2	1	3
• associates accounted for using the equity method	18	8	26

Total companies	56	80	136

	As of December 31, 2007
Companies:	Italy	Abroad	Total
• subsidiaries consolidated line-by-line (*)	38	80	118
• joint ventures accounted for using the equity method	2	1	3
• associates accounted for using the equity method	20	8	28

Total companies	60	89	149

(*) Including the companies held for sale.

For further details, see the Note “List of companies of the Telecom Italia Group”.

Entel Bolivia Group

Following the enactment, on May 1, 2008, of a decree whereby the Bolivian government authorized the nationalization of the shares of Entel Bolivia S.A., the investment in that company was excluded from the scope of consolidation and classified as an available-for-sale financial asset under current assets, specifically, in investments. The carrying amount of this investment, equal to €39.5 million, corresponds to the carrying amount, considered recoverable, which this investment had in the interim consolidated financial statements at March 31, 2008.

The data used for purposes of the consolidation of Entel Bolivia S.A. and its subsidiary Datacom S.A. (Entel Bolivia group) is as follows:

•	income statement data for the first half of 2008, for the first half of 2007 and for the year 2007;

•	net financial position at June 30, 2007 and December 31, 2007.

(millions of euro)	1st Half 2008 (3 months)	1st Half 2007	Year 2007
	Unaudited
Revenues	52	102	210
Profit for the period, including the profit (loss) attributable to Minority Interest	10	27	60

(millions of euro)		June 30, 2007	December 31, 2007
		Unaudited
Net financial position: debt/(cash)		(67)	(101)

For additional details on the nationalization of Entel Bolivia and the resulting dispute with the Bolivian government, reference should be made to the “Note 18—Potential liabilities and assets, commitments and other guarantees”.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 2—ACCOUNTING POLICIES

The accounting policies and principles of consolidation adopted for the preparation of the unaudited interim consolidated financial statements at June 30, 2008 have been applied on a basis consistent with those used for the annual consolidated financial statements at December 31, 2007, to which reference should be made, except for the changes required for purposes of interim financial reporting.

Specifically, in the unaudited interim consolidated financial statements at June 30, 2008, the income taxes of the individual consolidated companies are calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the income for the interim period of the individual consolidated companies are recorded net of advances and tax receivables (excluding receivables for which refunds have been requested) as well as deferred tax assets, and classified in “Deferred tax liabilities”; if the balance between deferred tax assets and deferred tax liabilities is an asset it is conventionally recognized in “Deferred tax assets”.

NEW STANDARDS AND INTERPRETATIONS ADOPTED BY THE GROUP AS FROM JANUARY 1, 2008

As required by IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, paragraph 28, new Standards and Interpretations in force from January 1, 2008 are herewith reported and briefly summarized.

IFRIC 11 (IFRS 2 — Group and Treasury Share Transactions)

This Interpretation clarifies that share-based payment transactions in which an entity receives services (for example, from employees) as consideration for its own equity instruments shall be accounted for as equity-settled. This applies regardless of whether the entity chooses or is required to buy those equity instruments from another party to satisfy its obligations to its employees under the share-based payment arrangement.

The application of this interpretation did not have any effect on the unaudited interim consolidated financial statements at June 30, 2008.

IFRIC 12 (Service Concession Arrangements)

Such interpretation, issued by IFRIC in November 2006, draws a distinction between two types of service concession arrangement. In one, the operator receives a financial asset, for instance, an unconditional contractual right to receive cash or another financial asset from the government in return for constructing or upgrading the public sector asset. In the other, the operator receives an intangible asset, for instance, no more than a right to charge for use of the public sector asset that it constructs or upgrades. A right to charge users is not an unconditional right to receive cash because the amounts are contingent on the extent to which the public uses the service. IFRIC 12 allows for the possibility that both types of arrangement may exist within a single contract: to the extent that the government has given an unconditional guarantee of payment for the construction of the public sector asset, the operator has a financial asset; to the extent that the operator has to rely on the public using the service in order to obtain payment, the operator has an intangible asset.

The application of this interpretation did not have any effect on the unaudited interim consolidated financial statements at June 30, 2008.

IFRIC 14 (IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction)

Such Interpretation is currently not applicable for the Telecom Italia Group.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NEW STANDARDS AND INTERPRETATIONS NOT YET IN FORCE AT JUNE 30, 2008

As required by IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, paragraph 30, the following Standards and Interpretations are not yet in force at June 30, 2008 and a brief description of their contents is included in “Note—Accounting Policies” of the Notes to our 2007 Consolidated Financial Statements included in our 2007 Form 20-F:

•	IFRS 8 (Operating Segments);

•	Amendment to IAS 23 (Borrowing Costs);

•	IFRIC 13 (Customer Loyalty Programmes);

•	Amendment to IAS 1 (Presentation of Financial Statements);

•	Amendment to IFRS 2 (Share-based Payment—Vesting Conditions and Cancellations);

•	Revised IFRS 3 (Business Combinations) and amendments to IAS 27 (Consolidated and Separate Financial Statements);

•	Amendments to IAS 32 and IAS 1 (Puttable Financial Instruments).

Telecom Italia is currently analyzing the effects of the above mentioned Standards and Interpretations on the consolidated financial statements.

Further Standards and Interpretations issued by IASB and not yet in force at June 30, 2008 are herewith briefly summarized.

Improvements to IFRSs

On May 22, 2008 the IASB issued a series of amendments to IFRS (“Improvements”), of which the most relevant are herewith detailed:

•

IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations): this amendment will be in force as of January 1, 2010 and requires an entity, that is committed to a sale plan involving loss of control of a subsidiary, to classify all the assets and liability of that subsidiary as held for sale, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale;

•

IAS 1 (Presentation of Financial Statements): this amendment will be in force as of January 1, 2009 and requires an entity to classify assets and liabilities arising from derivative financial instruments that are not classified as held for trading between current and non-current assets/liabilities;

•

IAS 16 (Property, Plant and Equipment): this amendment will be in force as of January 1, 2009 and requires an entity that in the course of its ordinary activities routinely sells items of property, plant and equipment that it has held for rental to others, to transfer such assets to inventories when they cease to be rented and become held for sale. Consequently, the proceeds from the sale of such assets shall be recognised as revenue. Cash payments to manufacture or acquire assets held for rental to others or subsequently held for sale are classified as cash flows from operating activities (and not from investing activities);

•	IAS 19 (Employee Benefits): this amendment will be applied prospectively from January 1, 2009 to changes in benefits that occur after that date. It clarifies that:

➢	when a plan amendment reduces benefits, the effect of the reduction for future service is a curtailment and the effect of any reduction for past service is a negative past service cost;

➢	negative past service cost arises when a change in the benefits attributable to past service results in a reduction in the present value of the defined benefit obligation; and

➢	a curtailment may arise from a reduction in the extent to which future salary increases are linked to the benefits payable for past service.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The IASB also revised the definition of short-term employee benefits and other long-term employee benefits and the definition of a return on plan assets, stating that this amount should be net of any costs for administering the plan (other than those included in the measurement of the defined benefit obligation);

•

IAS 20 (Government Grants and Disclosure of Government Assistance): this amendment will be applied prospectively from January 1, 2009 and states that the benefit of a government loan at a below-market rate of interest shall be treated as a government grant and then accounted for in accordance with IAS 20;

•	IAS 23 (Borrowing Costs): this amendment will be in force as of January 1, 2009 and revises the definition of borrowing costs;

•

IAS 28 (Investments in Associates): this amendment will be in force as of January 1, 2009 (with prospective application also permitted), requires that for investments accounted for using the equity method a recognised impairment loss should not be allocated to any asset (and in particular goodwill) that forms part of the carrying amount of the investment in the associate, but to the carrying amount of the investment overall. Accordingly any reversal of that impairment loss is recognised in full;

•

IAS 28 (Investments in Associates), and IAS 31 (Investments in Joint Ventures): these amendments will be in force as of January 1, 2009 and require specific new disclosures to be made for investments in associates and joint ventures measured at fair value in accordance with IAS 39. IFRS 7 (Financial Instruments: Disclosures) and IAS 32 (Financial Instruments: Presentation) have accordingly also been amended;

•

IAS 36 (Impairment of Assets): this amendment will be in force as of January 1, 2009 and requires additional disclosures to be made in the case in which an entity determines the recoverable amount of a cash-generating unit using discounted cash flows;

•

IAS 38 (Intangible Assets): this amendment will be in force as of January 1, 2009, and requires expenditure on advertising and promotional activities to be recognised in the income statement. Further, it states that when expenditures are incurred to provide future economic benefits to an entity, but no intangible assets is recognized, in the case of the supply of goods, the entity recognizes such expenditures as expense when it has the right to access the goods and, in the case of the supply of services, when it receives the services. Moreover, this amendment allows entities to use the “Unit of Production Method” for determining the amortization charge for an intangible asset with a finite useful life;

•

IAS 39 (Financial Instruments: Recognition and Measurement): this amendment will be in force as of January 1, 2009. It clarifies how to calculate the revised effective interest rate on ceasing fair value hedge accounting and notes additionally that the prohibition on the reclassification of financial instruments into or out of the fair value through profit or loss category after initial recognition should not prevent a derivative from being accounted for at fair value through profit or loss when it does not qualify for hedge accounting and vice versa. Finally, in order to eliminate conflict with IFRS 8 (Operating Segments), it removes the reference to designating and documenting hedges at sector level.

Telecom Italia is currently analyzing the effects of these Improvements on the consolidated financial statements.

IFRIC 15 (Agreements for the Construction of Real Estate)

Such Interpretation is currently not applicable for the Telecom Italia Group.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

IFRIC 16 (Hedges of a Net Investment in a Foreign Operation)

On July 3, 2008, the IFRIC issued an interpretation, IFRIC 16 – Hedges of a Net Investment in a Foreign Operation. The main change expected to arise from this interpretation is the elimination of the possibility for an entity to apply hedge accounting for a hedge of the foreign exchange differences between the functional currency of a foreign operation and the presentation currency of the parent’s consolidated financial statements. Moreover, the interpretation clarifies that in a hedge of a net investment in a foreign operation the hedging instrument may be held by any entity or entities within the group and that IAS 21 – The effects of changes in Foreign Exchange rates shall be applied to determine the amount that needs to be reclassified from equity to income statement for the hedged item when an entity disposes of the investment.

Telecom Italia is currently analyzing the effects of this Interpretation on the consolidated financial statements.

Amendments to IAS 39 (Eligible Hedged Items)

On July 31, 2008, IASB published amendments to IAS 39, which will be in force as from January 1, 2010.

Such amendments provide clarification on two issues in relation to hedge accounting:

•	identifying inflation as a hedged risk; and

•	hedging with options.

The amendments clarify that inflation may only be hedged in the instance where changes in inflation are a contractually-specified portion of cash flows of a recognized financial instrument (for example, when an entity acquires or issues inflation-linked debt).

Furthermore, the amendments clarify that only the intrinsic value (and not also the time value) of an option reflects a one-sided risk (for example, changes in future cash flows resulting from a price increase of a forecast commodity purchase) and therefore changes in the time value of the option will be recognized immediately in income statement and not in other comprehensive income.

Telecom Italia is currently analyzing the effects of these amendments on the consolidated financial statements.

NOTE 3—FINANCIAL RISK MANAGEMENT

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•	liquidity risk: connected with the need to meet short-term financial commitments;

•	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed.

Liquidity risk and credit risk

With regard to liquidity risk, the Group pursues the objective of achieving an adequate level of financial flexibility which is expressed by maintaining a margin of current treasury resources which allows it to cover refinancing requirements at least for the next 12 months using irrevocable bank lines and liquidity.

Specifically, current financial assets at June 30, 2008 amounting to €5,703 million, together with unused committed credit lines totaling €6.5 billion, ensure a broad coverage of short-term financial commitments.

As for credit risk, the Group’s liquidity is invested in deposits, generally for periods of less than three months, with high-credit-quality banking and financial institutions, with at least an A rating (according to Standard & Poor’s or an equivalent rating by another agency).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Market risk

The Group normally hedges its exposure in foreign currency, but not the risk of investment in foreign operations expressed in foreign currency. Therefore, fluctuations in the euro exchange rates against other currencies (especially the Brazilian real) could impact the results of the Group. The increase in the value of the euro against other currencies in specific countries in which the Group operates or has made investments would reduce the relative amount of revenues or assets of the Group in those countries and, therefore, could negatively impact the results or financial position of the Group.

The Group utilizes, or could further utilize in future, loans denominated in currencies other than the euro, mainly U.S. dollar or Pound sterling. The Group systematically hedges its exposure to exchange rate risk on liabilities denominated in currencies other than the euro using Cross Currency and Interest Rate Swaps (CCIRS).

The Telecom Italia Group also concluded derivative transactions to hedge the risk of fluctuations in interest rates and to diversify debt parameters in order to reduce borrowing costs and volatility to within pre-set limits.

The Group defines an optimum fixed-rate and floating-rate debt composition and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operations in various sectors, in terms of risk, volatility and the amount of expected operating cash flows, the optimum blend of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at 60%-70% for the fixed-rate component and 30%-40% for the floating-rate component.

An improper management of financial risks could negatively impact the Group’s margins.

NOTE 4—GOODWILL

Compared to December 31, 2007, goodwill went from €44,420 million to €44,222 million. The amount reclassified to Discontinued operations/Non-current assets held for sale for €249 million refers to the Liberty Surf group.

Details of goodwill by business segment and the changes during the period are presented in the following tables:

	As of December 31, 2007	Discontinued operations	Exchange differences	As of June 30, 2008
		Unaudited
	(millions of Euro)
Domestic	41,953	—	—	41,953
European BroadBand	942	(249)	—	693
Brazil Mobile	1,295	—	51	1,346
Media	230	—	—	230

Total	44,420	(249)	51	44,222

Goodwill under IAS 36 is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. To test for impairment, goodwill must be allocated to Cash-Generating Units (“CGUs”) or groups of cash-generating units which must not be at a level higher than the business segment determined in accordance with IAS 14. The criteria followed for the allocation of goodwill considers the lowest level at which goodwill is monitored for internal management purposes.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The business units (or groups of units) to which goodwill was allocated are as follows:

Sector	Group of units
Domestic	Fixed
Mobile

European BroadBand	HanseNet
BBNed

Brazil Mobile	Tim Brasil

Media	Telecom Italia Media

The recoverable amount is the higher of the value in use and the fair value less costs to sell.

The configuration of value used to determine the recoverable amount of the business units (or groups of units) to which the goodwill was allocated was the following:

✓	for Domestic (fixed and mobile) and for Brazil Mobile, the value in use;

✓	for Telecom Italia Media, the fair value calculated on the market capitalization at June 30, 2008;

✓	for Hansenet and BBNed, the fair value net of costs to sell as estimated on the basis of current stock market multiples of a sample of comparable European companies (value map).

The most representative basic assumptions for the calculation of the value in use of each group of cash-generating units are presented in the following table:

Domestic Fixed	Domestic Mobile	Brazil Mobile
EBITDA margin (EBITDA/sales) during the period of the plan	EBITDA margin (EBITDA /sales) during the period of the plan	Growth rate of sales during the explicit forecast period (2008—2010)

Investments to maintain profit capability (in proportion to sales)	Investments to maintain profit capability (in proportion to sales)	EBITDA margin (EBITDA /sales) during the period of the plan

BRL/Euro exchange rate

Cost of capital	Cost of capital	Cost of capital

Long—term growth rate	Long—term growth rate	Long—term growth rate

To determine the value in use, the Group used the 2008 forecast data and the 2009/2010 plan data adjusted to take into account only negative changes in the forecast results. The 2009/2010 plan data used as the basis for determining the value in use are taken from the 2008/2010 plan approved by the board of directors’ meeting held on March 6, 2008 and do not consider the benefits arising from the efficiency and employee reduction plan announced on June 4, 2008.

The nominal growth rates used to estimate the end amount are the following (the growth rate of Brazil refers to flows in Brazilian reais):

Domestic Fixed	Domestic Mobile	Brazil Mobile
-0.5%	+0.5%	+2.92%

Such rates fall within the range of growth rates applied by the analysts following Telecom Italia stock (as can be seen from the reports published after the announcement of the Group’s first-quarter 2008 results).

The cost of capital was estimated by considering the following:

a)	the criteria for the estimate of the cost of capital CAPM - Capital Asset Pricing Model (the same critera used by the Group to estimate the value in use and referred to in Annex A of IAS 36);

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

b)	the Beta coefficient for business segments arrived at by using the Beta coefficients of the European multibusiness incumbents, including Telecom Italia itself, adjusted to take into account the target financial structure;

c)	the average credit spread of Telecom Italia in the second quarter of 2008.

On the basis of these elements, the post-tax Weighted Average Cost of Capital and the capitalization rate (WACC after-tax - g) were estimated for each business unit (Brazilian reais are used for Brazil) as follows:

	Domestic Fixed	Domestic Mobile	Brazil Mobile
WACC after tax	7.1%	7.4%	11.72%
WACC after tax—g	7.6%	6.9%	8.8%

Having considered the nominal flows of the result for the estimate of the value in use, the discount rates are also expressed in nominal terms (in Brazilian reais for Brazil).

The capitalization rate (WACC post-tax – g) was then compared with the corresponding rate:

a)	used by other telephone operators to check the recoverability of the value of goodwill;

b)	used by equity analysts who follow the Telecom Italia stock, in relation to the principal business sectors of the Group.

A sensitivity analysis of the results was also carried out for those units for which the value in use was estimated: for all CGUs, the value in use remains higher than the carrying amounts up to an increase in the weighted average cost of capital of 50 basis point (hundredths of a percentage point), with the exception of the Domestic Mobile CGU for which the value in use would be equal to the carrying amount in the financial statements with an increase in the weighted average cost of capital of 36 basis points. The excess of the value in use over the carrying amount of the CGU at June 30, 2008 would be equal to about €1.2 billion.

The second level of impairment testing was effected by considering the total recoverable amount of the entire Domestic segment consisting of the Domestic Fixed and Domestic Mobile units of business and the Domestic Central Functions. Specifically, the recoverable amount of the Domestic Central Functions (corporate) units was negative since this unit is a cost center. The total recoverable amount of the Domestic segment was compared to the carrying amount of the total operating capital referring to the same group of units. There was no impairment at this second level of testing either.

Finally, a third level of impairment testing was effected by considering the total recoverable amount of all the units of business of the Group, including those without any goodwill allocation (Olivetti, Central Functions and Other Operations). The total recoverable amount of all the units of business of the Group was compared to the carrying amount of the total operating capital referring to the same units/segments. There was no impairment at this last level of testing either.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 5—INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life increased from €6,985 million at December 31, 2007 to €7,052 million. Details on the composition and movements during the period are as follows:

	As of December 31, 2007	Discontinued operations	Additions	Amortization	Disposals	Exchange differences	Other changes	As of June 30, 2008
		Unaudited
	(millions of Euro)
Industrial patents and intellectual property rights	2,796	(42)	427	(880)	(2)	18	444	2,761
Concessions, licenses, trademarks and similar rights	3,089	(149)	571	(163)	—	34	26	3,408
Other intangible assets	363	(25)	150	(172)	—	2	1	319
Work in progress and advance payments	737	(19)	284	—	—	—	(438)	564

Total	6,985	(235)	1,432	(1,215)	(2)	54	33	7,052

Additions made during the first half of 2008 include €171 million of internally generated assets (€158 million in the first half of 2007).

Industrial patents and intellectual property rights at June 30, 2008 consist almost entirely of applications software purchased outright and user license rights acquired for an indefinite time period (amortized over the period of useful benefit estimated in three years). They mainly refer to Telecom Italia S.p.A. (€2,145 million) and to Brazil Mobile (€486 million).

Concessions, licenses, trademarks and similar rights at June 30, 2008 mainly refer to:

•

the residual unamortized cost of the mobile licenses for 3G services throughout the Brazilian territory equal to €488 million (€477 million of additions gross of the amortization charge of €5 million plus the positive exchange effect of €16 million);

•	the residual unamortized cost of UMTS and PCS licenses (€1,823 million for Telecom Italia S.p.A. and €576 million for the Brazil Mobile Business Unit);

•	Indefeasible Rights of Use-IRU (€181 million);

•	TV frequencies of the Media business unit (€141 million);

•	costs incurred by the European BroadBand companies for Local Loop Unbundling (€160 million).

Other intangible assets at June 30, 2008 mainly include:

•

€212 million for the capitalization of subscriber acquisition costs referring to some sales offerings of Telecom Italia S.p.A. (€152 million), the Tim Brasil group (€58 million) and Hansenet (€2 million);

•	€97 million for the residual amount attributed to the customer relationship (€86 million) and the audience agreement (€11 million) of the AOL German companies;

•	€1 million for the customer list of InterNLnet B.V..

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 6—TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

Property, plant and equipment owned

Property, plant and equipment owned decreased from €15,484 million at December 31, 2007 to €15,029 million. Details of the composition and movements during the period are as follows:

	As of December 31, 2007	Discontinued operations	Additions	Depreciation	Disposals	Exchange differences	Other changes	As of June 30, 2008
		Unaudited
			(millions of Euro)
Land	131	—	—	—	(2)	—	(6)	123
Buildings (civil and industrial)	551	—	1	(22)	(1)	1	(12)	518
Plant and equipment	12,957	(129)	1,016	(1,433)	(2)	38	111	12,558
Manufacturing and distribution equipment	48	—	4	(13)	—	—	3	42
Aircrafts and ships	41	—	—	(4)	—	—	—	37
Other	965	—	147	(202)	(3)	11	56	974
Construction in progress and advance payments	791	(17)	331	—	—	1	(329)	777

Total	15,484	(146)	1,499	(1,674)	(8)	51	(177)	15,029

Additions in the first half of 2008 include €100 million of internally generated assets (€111 million in the first half of 2007).

Other changes include €166 million due to the exclusion of the Entel Bolivia group from the scope of consolidation.

Assets held under finance leases

Assets held under finance leases decreased from €1,450 million at December 31, 2007 to €1,412 million. Details on the composition and changes are as follows:

	As of December 31, 2007	Additions	Depreciation	Other changes	As of June 30, 2008
		Unaudited
		(millions of Euro)
Buildings (civil and industrial)	1,361	2	(51)	7	1,319
Aircrafts and ships	6	—	(2)	—	4
Other	30	3	(10)	—	23
Construction in progress and advance payments	53	20	—	(7)	66

Total	1,450	25	(63)	—	1,412

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 7—OTHER NON—CURRENT ASSETS

Other non-current assets decreased from €2,349 million at December 31, 2007 to €2,296 million and include:

	As of June 30, 2008	As of December 31, 2007
	Unaudited
	(millions of Euro)
Investments accounted for using the equity method:
- Associates	419	446
- Joint ventures	53	38

	472	484

Other investments	59	57

Securities, financial receivables and other non–current financial assets:
- Securities other than investments	14	9
- Financial receivables and other non–current financial assets	727	686

	741	695
Miscellaneous receivables and other non–current assets:
- Miscellaneous receivables	274	382
- Medium/long–term prepaid expenses	512	484

	786	866

Deferred tax assets	238	247

Total	2,296	2,349

Investments in associates accounted for using the equity method include the investments in ETECSA (€279 million), the Italtel group (€39 million), Tiglio I (€58 million) and Tiglio II (€4 million).

Investments in joint ventures accounted for using the equity method include the investments in Sofora Telecomunicaciones S.A., Perseo S.r.l. and Consorzio Tema Mobility, in which 50% stakes are held.

Financial receivables and other non-current financial assets amount to €727 million (€686 million at December 31, 2007). The composition is as follows:

	As of June 30, 2008	As of December 31, 2007
	Unaudited
	(millions of Euro)
Financial receivables for lessors’ net investments	281	279
Loans to employees	62	67
Hedging derivatives relating to hedged items classified as non–current assets/liabilities of a financial nature	334	286
Other financial receivables	50	54

Total	727	686

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The total amount (non-current and current portion) of “Financial receivables for lessors’ net investments” can be analyzed as follows:

	As of June 30, 2008	As of December 31, 2007
	Unaudited
	(millions of Euro)
Non—current portion	281	279
Current portion	147	149

Total	428	428

Hedging derivatives relating to hedged items classified in non-current assets and liabilities of a financial nature refer to the mark-to-market component.

Additional information is provided in the Note “Derivatives”.

Miscellaneous receivables and other non-current assets amount to €786 million (€866 million at December 31, 2007, of which €2 million relates to the Liberty Surf group).

They include:

•	the fair value of the two call options on 50% of Sofora Telecomunicaciones capital for €150 million (€260 million at December 31, 2007);

•	medium/long-term prepaid expenses relating to the deferral of costs in conjunction with the recognition of revenues of €512 million (€484 million at December 31, 2007).

NOTE 8—TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets decreased from €9,088 million at December 31, 2007 to €8,953 million and consist of the following:

	As of June 30, 2008	As of December 31, 2007
	Unaudited
	(millions of Euro)
Amounts due on construction contracts	26	23

Trade receivables:
• Receivables from customers	5,262	5,446
• Receivables from other telecommunication operators	1,910	1,864

	7,172	7,310

Miscellaneous receivables and other current assets:
• Other receivables	1,193	1,294
• Trade and miscellaneous prepaid expenses	562	461

	1,755	1,755

Total	8,953	9,088

Trade receivables amount to €7,172 million (€7,310 million at December 31, 2007), and are net of the provision for bad debts of €958 million (€1,064 million at December 31, 2007).

Other receivables amount to €1,193 million (€1,294 million at December 31, 2007), and are net of a provision account for €45 million (€50 million at December 31, 2007). Details are as follows:

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

	As of June 30, 2008	As of December 31, 2007
	Unaudited
	(millions of Euro)
Advances to suppliers	38	76
Receivables from employees	37	40
Tax receivables	259	268
Receivables from factoring companies	377	457
Sundry receivables	482	453

Total	1,193	1,294

NOTE 9—DISCONTINUED OPERATIONS/NON—CURRENT ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED

In the balance sheet at June 30, 2008, “Discontinued operations/Non-current assets held for sale” and “Liabilities directly associated with Discontinued operations/non-current assets held for sale” include the Liberty Surf group (which operates in the Broadband segment in France), classified in Discontinued operations following the start of the steps taken for its disposal in the early months of 2008.

Discontinued operations/non-current assets held for sale amount to €731 million and include:

•	assets of a financial nature for €30 million;

•	goodwill for €249 million;

•	other assets of a non-financial nature for €452 million.

Liabilities directly associated with discontinued operations/non-current assets held for sale amount to €1,040 million and include:

•

liabilities of a financial nature for €823 million. These comprise €811 million relating to financial transactions of the Liberty Surf group with other companies of the Telecom Italia Group. The corresponding entry of this amount in the balance sheet is to Financial receivables and other current financial assets (for €795 million) and Cash and cash equivalents (for €16 million) for the receivables recognized by the companies of the Telecom Italia Group from the Liberty Surf group. On July 31, 2008, the liabilities of a financial nature of the Liberty Surf group were partly reduced by a capital increase on the part of Telecom Italia for €630 million;

•	other liabilities of a non-financial nature for €217 million.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The impact on the income statement from Discontinued operations/Non-current assets held for sale can be represented as follows:

		Six months ended June 30,
		2008	2007
		Unaudited
		(millions of Euro)
Economic impact from Discontinued operations/Non-current assets held for sale
Revenues		235	183
Other income		2	3
Operating expenses		(274)	(226)
Amortization and depreciation, capital gains/losses realized and impairment losses on non-current assets		(86)	(65)

Operating loss		(123)	(105)

Finance income (expenses)		(23)	(14)

Loss before tax from Discontinued operations/Non-current assets held for sale		(146)	(119)
Income tax benefit (expense)		1	1

Loss after tax from Discontinued operations/Non–current assets held for sale	(A)	(145)	(118)

Economic effect on the seller entities:
Impairment losses/charges for accruals relating to non-current assets held for sale		—	(5)
Transaction costs on the expected sale of Liberty Surf		(1)	—
Income tax expense		—	1

	(B)	(1)	(4)

Adjustments and eliminations	(C)	(2)	(1)

Loss from Discontinued operations/Non–current assets held for sale	(A+B+C)	(148)	(123)

The Loss after tax from discontinued operations/non-current assets held for sale (A) refers entirely to the Liberty Surf group, whereas the Economic effect on the seller entities (B) in the first half of 2007 included €4 million of charges for accruals and expenses in connection with the disposal of Digitel Venezuela and the Buffetti group in 2006.

In the cash flow statement, the net cash flows used in such activities refer entirely to the Liberty Surf group. Details are as follows:

	Six months ended June 30,
	2008	2007
	Unaudited
	(millions of Euro)
Cash flows from operating activities	29	97
Cash flows from investing activities	(4)	(149)
Cash flows from financing activities	1	—

	26	(52)

The negotiations for the disposal of Liberty Surf Group S.A.S. (the holding company of the broadband segment in France), begun in the early months of 2008, took concrete form in May 2008 when a letter of exclusivity was signed with the company Iliad S.A., France’s third most important supplier of internet services.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

On June 7, 2008, the agreements (Share Purchase Agreement, Transitional Services Agreement, Trademark License and Phase Out Agreement) with Iliad S.A. were finalized and on June 27, 2008, Iliad’s commitment to sign a purchase contract became irrevocable.

The signing of the agreement and the simultaneous transfer of the shares are expected to take place by the end of September 2008.

The sale price will be finalized on the basis of the net financial position at the closing date and will take into account price adjustment mechanisms such as the failure to utilize tax loss carryforwards.

At June 30, 2008, considering an Enterprise Value of €800 million and an estimated net financial debt at the time of sale of approximately €300 million, after giving consideration to benefits from the recapitalization on the part of Telecom Italia S.p.A. of €630 million effected on July 31, 2008, we expect a positive impact on the Group net financial debt of approximately €750 million.

NOTE 10—EQUITY

Equity includes:

	As of June 30, 2008	As of December 31, 2007
	Unaudited
	(millions of Euro)
Equity attributable to equity holders of the Parent	25,572	25,922
Equity attributable to Minority Interest	886	1,063

Total	26,458	26,985

The following refers to the Equity attributable to the equity holders of the Parent.

The movements in share capital during the first half of 2008 are presented in the following tables:

Reconciliation between the number of shares outstanding at December 31, 2007 and June 30, 2008

	Shares as of December 31, 2007	Shares issued as a result of bond conversion	Shares as of June 30, 2008
		Unaudited
		(number of shares)
Issued Ordinary Shares (a)	13,380,776,313	18,162	13,380,794,475
Less: Treasury Shares (b)	(125,816,387)	—	(125,816,387)

Outstanding Ordinary Shares (c)	13,254,959,926	18,162	13,254,978,088

Issued and Outstanding Savings Shares (d)	6,026,120,661	—	6,026,120,661

Total shares issued by Telecom Italia S.p.A. (a+d)	19,406,896,974	18,162	19,406,915,136

Total shares of Telecom Italia S.p.A. outstanding (c+d)	19,281,080,587	18,162	19,281,098,749

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Reconciliation between the value of the shares outstanding as of December 31, 2007 and June 30, 2008

	Share capital as of December 31, 2007	Changes in share capital as a result of bond conversions	Share capital as of June 30, 2008
		Unaudited
	(millions of Euro)
Issued Ordinary Shares (a)	7,360	—	7,360
Less: Treasury Shares (b)	(69)	—	(69)

Outstanding Ordinary Shares (c)	7,291	—	7,291

Issued and Outstanding Savings Shares (d)	3,314	—	3,314

Total share issued by Telecom Italia S.p.A (a+d).	10,674	—	10,674

Total shares of Telecom Italia S.p.A. outstanding (c+d)	10,605	—	10,605

The share capital subscribed to and paid-in amounts to euro 10,673,803,324.80 at June 30, 2008, divided into 13,380,794,475 ordinary shares of par value euro 0.55 each, equal to 68.95% of share capital, and 6,026,120,661 savings shares of par value euro 0.55 each, equal to 31.05% of share capital. The shares are listed with Borsa Italiana S.p.A..

The ordinary and savings shares of the Company are listed on the NYSE in the form of American Depositary Shares, each of which corresponds to 10 shares of ordinary or savings shares, respectively, represented by ADRs issued by JPMorgan Chase Bank.

Paid-in capital is €1,689 million at June 30, 2008 and unchanged compared to December 31, 2007.

Exchange differences on translating foreign operations show a positive balance of €928 million at June 30, 2008 and increased by €94 million compared to December 31, 2007. These mainly refer to exchange differences in euro from the translation of the financial statements of the Brazilian mobile telephone companies.

Other reserves and retained earnings (accumulated losses), including profit for the period and excluding exchange differences on translating foreign operations at June 30, 2008, amount to €12,350 million and decreased by €444 million compared to December 31, 2007 mainly due to the sum of the following:

•	profit for the period attributable to the equity holders of the Parent, equal to €1,140 million (€1,500 million in the first half of 2007);

•	dividends approved for €1,609 million (€2,766 million in the first half of 2007).

Dividends payable to ordinary and savings shareholders are, respectively, €1,061 million (€0.08 per share) and €548 million (€0.091 per share).

Equity attributable to Minority Interest, of €886 million decreased by €177 million compared to December 31, 2007 basically due to the sum of the result for the period (-€32 million), dividends approved (-€59 million), the positive change in “Exchange differences on translating foreign operations” (€29 million) and the negative change in the scope of consolidation related to Entel Bolivia (€117 million). The equity attributable to Minority Interest consists mainly of the equity attributable to the minority interests of the mobile telephone companies in Brazil and the Media business unit.

*    *    *

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Future potential changes in share capital

The following table shows the future potential changes in share capital by reason of the conversion of bonds and the exercise of options in the stock option plans still outstanding at June 30, 2008:

	Outstanding bonds /options rights at June 30, 2008	Conversion/ grant ratio	Number of maximum shares issuable	Par value (thousands of Euro)	Paid—in capital (thousands of Euro)	Subscription price per share (Euro)
	Unaudited
Additional increases approved (Ordinary Shares)
“Telecom Italia 1.5% 2001—2010” bonds	484,838,696	0.471553	228,627,141	125,745	359,094	—
Stock Option Plan 2002 Top	5,100,000.67	3.300871	16,834,436	9,259	37,676	2.788052
Stock Option Plan 2002	10,426,104.58	3.300871	34,414,996	18,929	81,036	—
Of which:
- Grants March 2002	9,957,104.28	3.300871	32,866,892	18,077	78,158	2.928015
- Grants August 2002	469,000.30	3.300871	1,548,104	852	2,878	2.409061
Stock Option Plans 2000—2002 ex TIM	9,268,991.00	1.73	16,035,266	8,819	50,687	3.710983
Stock Option Plans 2002—2003 ex TIM	16,285,000.00	1.73	28,173,050	15,495	76,841	3.277457

Stock Option Plans 2003—2005 ex TIM	1,266,800.00	1.73	2,191,563	1,205	5,217	2.930636

Total additional increases approved (Ordinary Shares)			326,276,452	179,452	610,551

Additional increases not yet approved (Ordinary Shares)			1,600,000,000	880,000

Additional details on the stock option plans are disclosed in the Note “Stock option plans of the Telecom Italia Group”.

Authorization for share capital increases, convertible bond issues and treasury share purchases

The Telecom Italia S.p.A. shareholders’ meeting held on May 6, 2004 also granted the directors the right (which, to date, has not been exercised), for a maximum period of five years beginning May 6, 2004, to increase against payment, at one or more times, share capital for a maximum total amount of €880,000,000, through the issue of a maximum of 1,600,000,000 ordinary shares, in whole or in part:

(i)	to be offered as option rights to the shareholders and convertible bondholders

or

(ii)	to be offered for subscription to the employees of Telecom Italia S.p.A. or to the companies which it controls, with the exclusion of the pre-emptive right, pursuant to the combined provision of art. 2441, last paragraph, of the Italian Civil Code, and art. 134, second paragraph, of Legislative Decree 58/1998.

The resolutions for capital increases passed by the board of directors in exercising the aforementioned right shall establish the subscription price (including any paid-in-capital) and shall fix a specific deadline for the subscription of the shares; they may also provide that, in the event the increase voted by the board is not fully subscribed to by the deadline set each time for that purpose, the capital shall be increased for an amount equal to the subscriptions received up to that deadline date.

The same shareholders’ meeting gave the board of directors the right (which to date has not been exercised) to issue at one or more time and for five years, starting May 6, 2004, convertible bonds for a maximum amount of €880,000,000.

The shareholders’ meeting of Telecom Italia S.p.A. held on April 16, 2007 passed a resolution to authorize, for the maximum period allowed by the applicable law starting from the date of the shareholders’ resolution, the purchase, at one or more times and at any date, of Telecom Italia S.p.A. ordinary shares for a maximum of 25,000,000 ordinary shares and thus up to 0.129% of share capital. This authorization for the purchase of

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

treasury shares, in effect until October 16, 2008, is in relation to the implementation, approved by the board of directors in its meeting held August 8, 2008, of the plan for granting bonus Telecom Italia S.p.A. ordinary shares to resources who hold key roles as employees or collaborators of Telecom Italia S.p.A. or subsidiaries, approved by the same shareholders’ meeting held on April 16, 2007.

The shareholders’ meeting of Telecom Italia held on April 14, 2008 also passed a resolution to authorize, for the maximum period allowed by the applicable law starting from the date of the shareholders’ resolution, the purchase, at one or more times and at any date, of Telecom Italia S.p.A. ordinary shares for a maximum of 11,400,000 ordinary shares and thus up to 0.059% of share capital.

This authorization for the purchase of treasury shares, in effect until October 14, 2009, is in relation to the implementation, approved by the board of directors in its meeting held April 15, 2008, of the stock option plan reserved for the chairman and chief executive officer in office of Telecom Italia S.p.A. approved by the same shareholders’ meeting held on April 14, 2008.

The board of directors in its meeting of August 8, 2008 approved the start of the buyback of ordinary treasury shares relating to both the authorizations.

The price for the purchases shall be between a minimum and a maximum corresponding to the weighted average official stock prices of ordinary shares recorded by Borsa Italiana S.p.A. in the last ten days of trading prior to the date of purchase, respectively decreased or increased by 10%. The same limits shall be applied to the definition of the total cost of any derivatives.

The purchase of treasury shares shall in any case take place within the limits of the available reserves, as shown in the most recent financial statements approved at the time the purchase is carried out. The purchases shall be made on regulated markets, according to the manner allowed by the regulations and laws in force.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 11—FINANCIAL LIABILITIES (CURRENT AND NON—CURRENT)

Financial liabilities are composed as follows:

	As of June 30, 2008	As of December 31, 2007
	Unaudited

	(millions of Euro)
Financial payables (medium/long—term):
• Bonds	26,015	27,048
• Convertible bonds	526	511

	26,541	27,559
• Amounts due to banks	6,034	5,543
• Hedging derivatives relating to hedged items classified as Non—current assets/liabilities of a financial nature	2,709	1,942
• Other financial payables	175	197

	35,459	35,241
Finance lease liabilities (medium/long—term)	1,766	1,809
Other financial liabilities (medium/long—term)	1	1

Total non current financial liabilities (A)	37,226	37,051

Financial payables (short—term):
• Bonds	3,127	4,514
• Convertible bonds	3	7

	3,130	4,521
• Amounts due to banks	932	1,049
• Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	436	363
• Non — hedging derivatives	46	9
• Other financial payables	786	373

	5,330	6,315
• Finance lease liabilities	260	262
• Other financial liabilities	7	8

Total current financial liabilities (B)	5,597	6,585

Total financial liabilities (C)= (A)+(B)	42,823	43,636

Liabilities directly associated with Discontinued operations/Non-current assets held for sale (D)	823	—

Total gross financial debt (C+D)	43,646	43,636

Bonds are composed as follows:

	As of June 30, 2008	As of December 31, 2007
	Unaudited
	(millions of Euro)
Non—current portion	26,015	27,048
Current portion	3,127	4,514

Total carrying amounts	29,142	31,562
Fair value adjustment and measurement at amortized cost	(447)	(850)

Total nominal repayment amount	28,695	30,712

The decrease in the nominal amount of €2,017 million compared to December 31, 2007 is mainly due to the repayments /new issues by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. during the first half of 2008 and the difference in the U.S.$/€ exchange rate.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The following table lists the bonds issued to third parties by companies of the Telecom Italia Group, divided by issuing company, expressed at the nominal repayment amount and at market value:

Currency	Amount in original currency (million)	Nominal repayment amount in Euro (million)	Coupon		Issue date	Maturity date	Issue price (%)		Market price as of June 30, 2008 (%)	Market value as of June 30, 2008 (millions of Euro)
Unaudited
Notes and bonds issued by Telecom Italia S.p.A.
Euro	110	110	3 month Euribor +0.60%		04/08/2004	03/30/2009	100		100.238	110
Euro	850	850	3 month Euribor +0.20%		06/07/2007	06/07/2010	99.915		98.006	833
Euro	750	750	4.500%		01/29/2004	01/28/2011	99.560		96.106	721
Euro	1,250	1,250	6.250%		02/01/2002	02/01/2012	98.952		99.302	1,241
Euro	1,000	1,000	3 month Euribor +0.53%		12/06/2005	12/06/2012	100		95.879	959
Euro	500	500	3 month Euribor +0.63%		07/19/2007	07/19/2013	100		94.829	474
Euro	750	750	4.750%		05/19/2006	05/19/2014	99.156		91.605	687
Euro	120	120	3 month Euribor +0.66%		11/23/2004	11/23/2015	100		103.668	124
GBP	500	631	5.625%		06/29/2005	12/29/2015	99.878		89.047	562
Euro	400	400	3 month Euribor +0.79%		06/07/2007	06/07/2016	100		104.598	418
Euro	1,250	1,250	5.375%		01/29/2004	01/29/2019	99.070		87.679	1,096
GBP	850	1,073	6.375%		06/24/2004	06/24/2019	98.850		91.759	984
Euro	334	334	6 month Euribor (base 365)		01/01/2002	01/01/2022	100		100	334
GBP	400	505	5.875%		05/19/2006	05/19/2023	99.622		84.879	429
Euro	680	680	5.250%		03/17/2005	03/17/2055	99.667		69.976	476

Sub—Total		10,203								9,448

Notes and bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	360.84	361	3 month Euribor +1.3%		09/14/2006	09/14/2008	100		100.1556	362
Euro	1,500	1,500	5.150%	(b)	02/09/1999	02/09/2009	99.633		99.353	1,490
Euro	2,210	2,210	6.575%	(c)	07/30/1999	07/30/2009	98.649	(*)	100.663	2,225
Euro	138.83	139	3 month Euribor +1.3%	(d)	06/12/2008	06/14/2010	100		100.099	139
Euro	2,000	2,000	7.50%	(a)	04/20/2001	04/20/2011	99.214		102.750	2,055
Euro	1,000	1,000	7.250%		04/24/2002	04/24/2012	101.651	(*)	102.350	1,024
Euro	850	850	6.875%		01/24/2003	01/24/2013	99.332		101.281	861
JPY	20,000	120	3.550%		04/22/2002	05/14/2032	99.250		75.710	91
Euro	1,050	1,050	7.750%		01/24/2003	01/24/2033	109.646	(*)	101.628	1,067

Sub—Total		9,230								9,314

Notes and bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,000	634.4	4.000%		10/29/2003	11/15/2008	99.953		99.560	632
USD	1,250	793	4.000%		10/06/2004	01/15/2010	99.732		98.138	778
USD	700	444	4.875%		09/28/2005	10/01/2010	99.898		98.764	439
USD	400	254	3 month U.S.$ Libor +0.48%		09/28/2005	02/01/2011	100		95.942	243
USD	850	539	3 month U.S.$ Libor +0.61%		07/18/2006	07/18/2011	100		95.291	514
USD	750	476	6.200%		07/18/2006	07/18/2011	99.826		100.923	480
USD	2,000	1,269	5.250%		10/29/2003	11/15/2013	99.742		94.562	1,200
USD	1,250	793	4.950%		10/06/2004	09/30/2014	99.651		91.934	729
USD	1,400	888	5.250%		09/28/2005	10/01/2015	99.370		92.082	818
USD	1,000	634.4	6.999%		06/04/2008	06/04/2018	100		100.750	639
USD	1,000	634.4	6.375%		10/29/2003	11/15/2033	99.558		88.666	562
USD	1,000	634.4	6.000%		10/06/2004	09/30/2034	99.081		85.756	544
USD	1,000	634.4	7.200%		07/18/2006	07/18/2036	99.440		97.257	617
USD	1,000	634.4	7.721%		06/04/2008	06/04/2038	100		101.965	647

Sub–Total		9,262								8,842

Total		28,695								27,604

Notes (a), (b), (c): see the following paragraph “Mechanism describing how coupons change on step—up/step—down bonds” in relation to a change in the rating.

(d)	Bonds with a 2-year extension option as elected by the bondholder. The last redemption date is March 14, 2012.
(*)	Weighted average issue price for bonds issued with more than one tranche.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website http://www.telecomitalia.it.

Mechanism describing how coupons change on step-up/step-down bonds in relation to a change in the rating

The mechanism for coupon changes on step-up/step-down bonds is described in the 2007 consolidated financial statements and on the corporate website (http://www.telecomitalia.it) under “Investors”.

Changes in Telecom Italia’s ratings

Ratings at June 30, 2008 of Telecom Italia by the major Rating Agencies are the following:

S&P’s		Moody’s		Fitch Ratings
Most recent revision March 17, 2008		Most recent revision May 12, 2008		Most recent revision March 10, 2008
Rating	Outlook	Rating	Outlook	Rating	Outlook
BBB	Stable	Baa2	Stable	BBB+	Stable

Convertible bonds can be analyzed as follows:

	As of June 30, 2008	As of December 31, 2007
	Unaudited
	(millions of Euro)
Non–current portion	526	511
Current portion	3	7

Total carrying amounts	529	518
Measurement at amortized cost	45	56

Total nominal repayment amount	574	574

The following table shows the “Telecom Italia S.p.A. 1.5% 2001-2010 convertible bonds with a repayment premium”, expressed at the nominal repayment amount and at market value:

Original Currency	Nominal repayment amount (millions of Euro)	Coupon	Underlying shares	Issue date	Maturity date	Issue price (%)	Market price as of June 30, 2008 (%)	Market value as of June 30, 2008 (millions of Euro)
Unaudited
Convertible bonds issued by Telecom Italia S.p.A.
Euro	574	1.500%	Telecom Italia S.p.A.	11/23/2001	01/01/2010	100	110.523	536

Medium/long-term Amounts due to banks total €6,034 million (€5,543 million at December 31, 2007) and increased by €491 million mainly as a result of two new loans secured from the European Investment Bank for €344 million (a nominal amount of €342 million). Short-term amounts due to banks total €932 million, decreased by €117 million (€1,049 million at December 31, 2007) and include €330 million for the current portion of medium/long-term transactions due within 1 year.

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature amount to €2,709 million (€1,942 million at December 31, 2007); the negative mark-to-market change is connected principally with the decrease in the value of the U.S. dollar and the Pound sterling against the Euro and is basically compensated by a positive change in the underlying amounts. Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature total €436 million (€363 million at December 31, 2007). Additional details are provided in the Note “Derivatives”.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Medium/long-term Other financial payables amount to €175 million (€197 million at December 31, 2007). They include €118 million for the Telecom Italia Finance S.A. loan of JPY 20,000 million due in 2029 and €43 million of payables to the Ministry of Economic Development. Short-term other financial payables amount to €786 million (€373 million at December 31, 2007) and include €450 million relating to the present value of the residual amount due to Anatel (the Brazilian regulatory authority) for the purchase of 3G licenses in Brazil, due by December 10, 2008.

Medium-long term Finance lease liabilities total €1,766 million (€1,809 million at December 31, 2007) and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to €260 million (€262 million at December 31, 2007).

Short-term Non-hedging derivatives total €46 million (€9 million at December 31, 2007) and refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

At June 30, 2008, Telecom Italia Group’s unused credit lines amount to €7,911 million (€8,111 million at December 31, 2007) and include the €6,500 million of the Revolving Credit Facility expiring in August 2014 (€8 billion secured, of which €1.5 billion is drawn down).

Approximately 98% of credit lines is denominated in Euro and linked to a floating interest rate.

Gross financial debt according to the original currency of the transaction is as follows:

	As of June 30, 2008		As of December 31, 2007
	(millions of foreign currency)	(millions of Euro)	(millions of foreign currency)	(millions of Euro)
	Unaudited
USD	14,921	9,465	12,805	8,699
GBP	1,756	2,217	1,783	2,431
BRL	3,368	1,342	1,946	746
JPY	54,999	330	31,922	193
EURO	—	29,469	—	31,567

		42,823		43,636
Discontinued operations		823		—

		43,646		43,636

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

	As of June 30, 2008	As of December 31, 2007
	Unaudited
	(millions of Euro)
Up to 2.5%	1,047	85
From 2.5% to 5%	10,006	12,305
From 5% to 7.5%	21,912	22,521
From 7.5% to 10%	4,845	4,615
Over 10%	1,185	723
Accruals/deferrals, MTM and derivatives	3,828	3,387

	42,823	43,636
Discontinued operations	823	—

	43,646	43,636

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

However, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

	As of June 30, 2008	As of December 31, 2007
	Unaudited
	(millions of Euro)
Up to 2.5%	1,036	854
From 2.5% to 5%	14,675	15,463
From 5% to 7.5%	19,659	20,599
From 7.5% to 10%	2,575	2,610
Over 10%	1,050	723
Accruals/deferrals, MTM and derivatives	3,828	3,387

	42,823	43,636
Discontinued operations	823	—

	43,646	43,636

Gross financial debt by maturity date (divided between medium/long-term and short-term) at June 30, 2008 is as follows (carrying amounts):

	Medium/long term debt	Short-term debt	Total (excluding Discontinued operations)	Discontinued operations (***)	Total (*)
	Unaudited
	(millions of Euro)
By June 30, 2009	(**)4,175	1,422	5,597	823	6,420
By June 30, 2010	6,791	—	6,791	—	6,791
By June 30, 2011	4,151	—	4,151	—	4,151
By June 30, 2012	3,846	—	3,846	—	3,846
By June 30, 2013	2,108	—	2,108	—	2,108
Beyond June 30, 2014	20,330	—	20,330	—	20,330

Total	41,401	1,422	42,823	823	43,646

(*)	Financial commitments include accrued liabilities and deferred income, of which €1 million is in non-current financial liabilities due beyond 1 year, €821 million in non-current financial liabilities due within 1 year and €18 million in other current financial liabilities.
(**)	Of which €362 million matures on September 14, 2008 and refers to Telecom Italia Finance S.A. extendable bonds on which bondholders elected not to extend the maturity date.
(***)	These represent payables by the Liberty Surf group to other companies of the Telecom Italia Group for €811 million and to third parties for €12 million.

Covenants and negative pledges relating to outstanding positions at June 30, 2008

The bonds do not contain financial covenants or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the redemption of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the securities carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; as a result, there are, for example, commitments not to use the company’s assets as collateral for loans (“negative pledges”).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), two of them, respectively for nominal amounts of €350 million and €200 million (on a total of a nominal amount of €2,092 million at June 30, 2008) are not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments, it shall immediately inform EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

if Telecom Italia’s rating is lower than BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch, the company shall immediately inform EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia fails to provide the guarantees, EIB shall have the right to demand immediate repayment of the amount disbursed;

•

the company is obliged to promptly advise the bank about changes in the allocation of share capital among the shareholders which could bring about a change in control. Failure to communicate this information would result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the investment project underlying the EIB loan.

The syndicated bank lines of Telecom Italia do not contain financial covenants which would oblige Telecom Italia to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010 and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). The same negative pledge conditions are also found in the export credit loan agreements.

The syndicated bank lines (as well as an export credit agreement for a residual nominal amount of €125 million at June 30, 2008) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders (permitted acquiring shareholders, including the shareholders of Telco S.p.A.), acquires control of Telecom Italia, individually or jointly. In that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

In the documentation of loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios) as well as the usual other pledge clauses, under pain of a request for the early repayment of the loan.

With the understanding that there are no financial covenants on the loan contracts of the Group, it should be pointed out, finally, that at June 30, 2008, no covenant of any other type, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 12—EMPLOYEE BENEFITS

Employee benefits increased from €1,169 million at December 31, 2007 to €1,455 million. Details are as follows:

			As of December 31, 2007	Increases	Decreases	As of June 30, 2008
				Unaudited
				(millions of Euro)
Provision for employee severance indemnities	(A	)	1,120	29	(17)	1,132

Provision for pension plans			31	1	(8)	24
Provision for termination benefit incentives			18	283	(2)	299

Total other provisions for employee benefits (*)	(B	)	49	284	(10)	323

Total	(A+B	)	1,169	313	(27)	1,455

Of which :
Non–current portion			1,151			1,350
Current portion (*)			18			105

(*) The Current portions refers only to Other provisions for employee benefits.

Provision for employee severance indemnities refers only to the Italian companies of the Group. The balance increased by €12 million as a result of the employee severance indemnity expense charged to the income statement (€25 million) and the actuarial losses arising also from the increase in the inflation rate reported during the six months (€4 million). The increase was partly compensated by utilizations for indemnities paid to employees who terminated employment and advances (for a total of €17 million).

The effect on the income statement (Employee benefits expenses) is as follows:

	Six months ended June 30,
	2008	2007
	Unaudited
	(millions of Euro)
Current service cost (*)	—	59
Finance expenses	25	25
Net actuarial (gains) losses recognized during the period	4	2
Actuarial (gains) losses resulting from 2007 pension reform	—	(31)

Total expense	29	55

Effective return on plan assets	n/a	n/a

(*)	In the first half of 2008, the portions assigned to the INPS Treasury Fund or to supplementary pension funds were recorded in “Employee benefits expense” under “Social security expenses” except for €0.1 million of the current portions relating to employees with less than 50 employees, while in the first half of 2007 they had been recorded, conventionally and in the absence of the relative detailed disclosure elements, in “Employee severance indemnities expenses”.

Provision for pension plans principally refer to pension plans operating in foreign companies of the Group. The reduction mainly refers to the exclusion of Entel Bolivia from the scope of consolidation.

Provision for termination benefit incentives increased in respect of the mobility procedure under Law 223/91 begun on June 26, 2008 by the Parent, Telecom Italia.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 13—PROVISIONS

Provisions decreased from €1,547 million at December 31, 2007 (of which €1 million relates to the Liberty Surf group) to €1,406 million. The composition and changes in provisions are as follows:

	As of December 31, 2007	Increases	Used through Income statement	Used directly	Exchange differences and other	As of June 30, 2008
		Unaudited
		(millions of Euro)
Provision for taxation and tax risks	330	64	—	(2)	2	394
Provision for restoration costs	427	13	—	(10)	3	433
Provision for legal disputes	385	71	—	(155)	2	303
Provision for commercial risks	95	5	(2)	(2)	(1)	95
Provision for risks and charges on investments and corporate–related transactions	208	1	—	(12)	(78)	119
Other provisions	102	1	—	(32)	(9)	62

Total	1,547	155	(2)	(213)	(81)	1,406

Of which :
Non–current portion	903					775
Current portion	644					631

Provision for taxation and tax risks increased following adjustments made in respect of disputes in progress.

Provision for legal disputes decreased mainly as a result of transaction by the Parent, Telecom Italia, relating to disputes with Fastweb and H3G.

Provisions for risks and charges on investments and corporate-related transactions decreased by €78 million following the nationalization of Entel Bolivia, which led to the deconsolidation of the investment and the consequent reclassification of the provision to reduce the carrying amount of the investment; provisions also decreased by €12 million largely for the use of the provision for the payment to Telvenco (€10 million) for guarantees provided at the time of Digitel Venezuela’s disposal.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 14—TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities decreased from €12,380 million at December 31, 2007 to €11,183 million. The composition is as follows:

			As of June 30, 2008	As of December 31, 2007
			Unaudited
			(millions of Euro)
Payables on construction work	(A	)	25	23

Trade payables:
• Payables to suppliers			4,384	6,053
• Payables to other telecommunications operators			1,793	1,822

	(B	)	6,177	7,875

Tax payables	(C	)	1,005	549

Miscellaneous payables and other current liabilities:
• Payables for employee compensation			479	505
• Payables to social security agencies			353	411
• Trade and miscellaneous deferred income			857	833
• Advances received			15	28
• Customer–related items			1,175	1,148
• Payables for the “TLC operating fee”			25	44
• Dividends approved, but not yet paid to shareholders			28	25
• Other current liabilities			308	277
• Employee benefits (except for Employee severance indemnities) for current portions expected to be settled within 1 year			105	18
• Provisions for current portions expected to be settled within 1 year			631	644

	(D	)	3,976	3,933

Total	(A+B+C+D	)	11,183	12,380

Trade payables (all due within 1 year) of €6,177 million (€7,875 million at December 31, 2007) mainly refer to Telecom Italia (€4,438 million) and the Tim Brasil group (€755 million).

Tax payables, of €1,005 million (€549 million at December 31, 2007), particularly refer to the Parent for a total of €792 million (which include VAT payable for €624 million and the government concession tax for €106 million) and the Brazilian mobile telephone companies for €182 million. The increase in tax payables is due to a higher balance of VAT payable since the payable at the end of the year was reduced by the VAT payment on account.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 15—INCOME TAX PAYABLES (CURRENT AND NON-CURRENT)

Income tax payables are composed as follows:

	As of June 30, 2008	As of December 31, 2007
	Unaudited
	(millions of Euro)
Medium/long term income tax payables (substitute tax)	160	—

Current income tax payables:
• Substitute tax	373	—
• Income taxes	128	197

	501	197

Total income tax payables (current and non-current)	661	197

Telecom Italia and some Italian subsidiaries took advantage of the right, established by Law 244 dated December 24, 2007 (Budget Law 2008) to:

-	adjust, for certain balance sheet items, the relative tax amounts to the statutory amounts existing at December 31, 2007; these differences, arising as a result of the off-book deduction of accelerated depreciation and other expenses in the tax returns, have been subjected to the substitute tax of IRES and IRAP. Specifically, exercising this right meant:

•

recognition of a substitute tax of €532 million, of which €372 million is included in Current income tax payables and €160 million in Non-current income tax payables - Medium/long-term income tax payables;

•	recognition of income tax benefits, under income taxes, equal to €1,046 million, arising from the reversal of deferred income tax liabilities posted in respect of tax deductions taken off-books;

-	apply the substitute tax, for certain balance sheet items of the companies participating in the national consolidated tax return, to the amount of the differences between the relative statutory amounts and the tax amounts. Exercising this right meant:

•	recognition of a substitute tax of €1 million in Current income tax payables;

•	recognition of income tax benefits, under income taxes, of €2 million against Deferred tax assets.

Current income tax payables not only include the above substitute tax but also the liability due to the tax authorities by Telecom Italia for 2007 income taxes equal to €102 million, in respect of the liability arising from the adoption of the national consolidated tax return.

NOTE 16—DERIVATIVES

Derivative financial instruments are used by the Telecom Italia Group to manage its exposure to foreign exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at June 30, 2008 are principally used to manage debt positions. They include interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), currency forwards and currency options to convert the loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRS and IRO transactions, respectively, involve or can involve, at specified maturity dates, the exchange of flows of interest calculated on the notional amount at the agreed fixed or floating rates, with the counterparts.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, can involve the exchange of principal, in the respective currencies of denomination, at maturity and at another date.

The following tables show the derivative transactions put into place by the Telecom Italia Group at June 30, 2008, divided between Fair value hedge derivatives (Table 1 – Fair Value Hedge Derivatives), Cash flow hedge derivatives (Table 2 – Cash Flow Hedge Derivatives) and Non-hedge accounting derivatives (Table 3 – Non-Hedge Accounting Derivatives) in accordance with IAS 39:

Table 1 - Fair Value Hedge Derivatives

Description	Notional Amount (millions of Euro)	Mark-to-Market (Clean Price) (millions of Euro)
	Unaudited
CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2008 on the U.S.$ 1,000 million (equivalent amount of €634 million at 6/30/2008) 5-year tranche of the bonds issued by Telecom Italia Capital S.A. for a total amount of U.S.$ 4,000 million in October 2003	850	(216)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2032 on Telecom Italia Finance S.A. bonds of JPY 20 billion (equivalent amount of €120 million at 6/30/2008) originally issued by Olivetti Finance N.V. (2002-2032)	172	(88)
CCIRS transactions put into place by Telecom Italia Capital S.A. on bonds issued by Telecom Italia Capital S.A. in October 2004 for a total amount of U.S.$ 3,500 million (equivalent amount of €2,220 million at 6/30/2008) (5-year tranche of U.S.$ 1,250 million, 10-year tranche of U.S.$ 1,250 million and 30-year tranche of U.S.$ 1,000 million)	2,831	(639)
CCIRS transactions put into place by Telecom Italia Capital S.A. on bonds issued by Telecom Italia Capital S.A. in September 2005 for a total amount of U.S.$ 2,500 million (equivalent amount of €1,586 million at 6/30/2008) (5-year tranche of U.S.$ 700 million, 5.35-year tranche of U.S.$ 400 million and 10-year tranche of U.S.$ 1,400 million)	2,068	(491)
CCIRS transactions put into place by Telecom Italia Capital S.A. maturing in July 2011 on bonds issued by Telecom Italia Capital S.A. in July 2006 for a total amount of U.S.$ 2,600 million on the two 5-year tranches for a total of U.S.$ 1,600 million (equivalent amount of €1,015 million at 6/30/2008)	1,264	(236)

Total Fair Value Hedge Derivatives	7,185	(1,670)

•

On the tranche maturing in November 2008 for U.S.$1,000 million (€850 million) relating to the bonds issued in October 2003 by Telecom Italia Capital S.A. for a total amount of U.S.$4,000 million, CCIRS contracts were put in place converting the coupon rate of 4% in U.S.$ to the 3-month Euribor.

•

For €172 million, on the bonds 2002-2032 of JPY 20 billion with a 3.55% fixed rate coupon maturing May 2032, originally issued by Olivetti Finance N.V. and now carried by Telecom Italia Finance S.A., the following transactions were put into place:

-	by Telecom Italia Finance S.A., an IRS contract under which Telecom Italia Finance S.A. receives the semiannual coupon of 3.55% in JPY and pays a semiannual floating rate in JPY;

-	by Telecom Italia S.p.A., a CCIRS contract, on a floating rate intragroup loan in JPY, under which Telecom Italia S.p.A. receives 6-month Libor in JPY and pays 6-month Euribor.

•

On the bonds of U.S.$3,500 million issued by Telecom Italia Capital S.A. in October 2004, Telecom Italia Capital S.A. put in place CCIRS contracts for €2,831 million converting the coupon fixed rate in U.S.$ to the 6-month Euribor.

•

On the bonds of U.S.$2,500 million issued by Telecom Italia Capital S.A. in September 2005, Telecom Italia Capital S.A. put in place CCIRS contracts for €2,068 million converting the coupon rate in U.S.$ to the 6-month Euribor.

•

On the two tranches maturing July 2011 for U.S.$1,600 million (€1,264 million) of bonds for a total of U.S.$2,600 million issued by Telecom Italia Capital S.A. in July 2006, Telecom Italia Capital S.A. put into place CCIRS contracts converting the coupon rate (respectively, of 6.2% in U.S.$ and the U.S.$ 3-month Libor +0.61%) to the 6-month Euribor.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The selected method to test the effectiveness, retrospectively and prospectively, of Fair Value Hedge derivatives is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

Table 2 - Cash Flow Hedge Derivatives

Description	Notional Amount (millions of Euro)	Mark-to-Market (Clean Price) (millions of Euro)
	Unaudited
Forward purchase transactions of U.S.$ 1 million put into place by Telecom Media News S.p.A. maturing up to December 2008	1	—
U.S.$ Call / EUR Put options purchased by Telecom Media News S.p.A. maturing December 2009, December 2010 and February 2011	3	—
Forward purchase transactions of U.S.$ 6 million maturing June 2013 put into place by Elettra TLC S.p.A.	4	—
U.S.$/EUR collar options purchased by Elettra TLC S.p.A. to hedge contractual flows of U.S.$ 68 million maturing up to June 2013	38	1
Commodity swap transaction on energy indexes put into place by Telenergia S.r.l. maturing December 2008 for a total of 700 thousand MWh (equivalent amount of €45 million)	45	2
IRS transactions put into place by Telecom Italia S.p.A. maturing March 2009 on bonds of €110 million issued by Telecom Italia S.p.A. (2004-2009)	110	2
CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2013 on the 10-year tranche of U.S.$ 2,000 million (equivalent amount of €1,269 million at 6/30/2008) on the bonds issued by Telecom Italia Capital S.A. in October 2003 for a total amount of U.S.$ 4,000 million	1,709	(391)
IRS transactions put into place by Telecom Italia S.p.A. maturing November 2015 on bonds of €120 million issued by Telecom Italia S.p.A. (2004-2015)	120	12
CCIRS transactions put into place by Telecom Italia S.p.A. maturing December 2015 on bonds of GBP 500 million (equivalent amount of €631 million at 6/30/2008) issued by Telecom Italia S.p.A. in June 2005	751	(96)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2019 on bonds of GBP 850 million (equivalent amount of €1,073 million at 6/30/2008) issued by Telecom Italia S.p.A. in June 2004	1,258	(168)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2023 on bonds of GBP 400 million (equivalent amount of €505 million at 6/30/2008) issued by Telecom Italia S.p.A. in May 2006	587	(82)
IRS transaction put into place by Telecom Italia S.p.A. maturing December 2010 on floating-rate bonds of €1,000 million issued by Telecom Italia S.p.A. in December 2005 and maturing December 2012	1,000	31
CCIRS transactions put into place by Telecom Italia S.p.A. maturing October 2029 related to the “Dual-Currency” loan with a notional principal of JPY 20 billion (equivalent amount of €120 million at 6/30/2008) originally received by Olivetti International Finance N.V. and now carried by Telecom Italia Finance S.A.	174	(67)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2033 on the 30-year tranche of U.S.$ 1,000 million (equivalent amount of €634 million at 6/30/2008) on the bonds issued by Telecom Italia Capital S.A. in October 2003 for a total amount of U.S.$ 4,000 million	849	(210)
CCIRS transactions put into place by Telecom Italia Capital S.A. maturing July 2036 on the 30-year tranche of U.S.$ 1,000 million (equivalent amount of €634 million at 6/30/2008) on the bonds issued by Telecom Italia Capital S.A. in July 2006 for a total amount of U.S.$ 2,600 million	791	(50)
IRS transactions put into place by Telecom Italia S.p.A. maturing July 2013 on floating-rate bonds of €500 million issued by Telecom Italia S.p.A. in July 2007	500	17
CCIRS transactions put into place by Telecom Italia Capital S.A. maturing June 2018 on the 10-year tranche of U.S.$ 1,000 million (equivalent amount of €634 million at 6/30/2008) on the bonds issued by Telecom Italia Capital S.A. in June 2008 for a total of U.S.$ 2,000 million	642	(3)
CCIRS transactions put into place by Telecom Italia Capital S.A. maturing June 2038 on the 30-year tranche of U.S.$ 1,000 million (equivalent amount of €634 million at 6/30/2008) on the bonds issued by Telecom Italia Capital S.A. in June 2008 for a total of U.S.$ 2,000 million	645	(10)

Total Cash Flow Hedge Derivatives	9,227	(1,012)

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

•

Forward purchase transactions in U.S.$, for an equivalent amount of €1 million, put into place by Telecom Media News S.p.A. to hedge the exchange rate risk on the commitment to make monthly payments in U.S.$ originally from January 2007 to December 2008.

•

U.S.$ call / EUR put options, for an equivalent amount of €3 million, purchased by Telecom Media News S.p.A. to hedge the exchange rate risk on the commitment to make monthly payments in U.S.$ from January 2009 to February 2011.

•

Forward purchase transactions for U.S.$ 6 million (maturing June 2013) for an equivalent of a total of €4 million, put into place by Elettra TLC S.p.A. to hedge the exchange rate risk on its contractual flows from ship charter activities.

•

U.S.$/EUR collar options purchased by Elettra TLC S.p.A. to hedge the exchange rate risk of its contractual flows from ship charter activities equal to U.S.$ 50 million maturing up to June 2013 (monthly maturities); by virtue of these hedging transactions the equivalent amount is set in range of between €33 and €38 million.

•

On the supply contract for electricity contracted by Telenergia with the counterparts Edison and Eni for the year 2008, for a notional amount of €45 million, two Commodity Swaps were put into place converting the variable PE and Et energy prices to fixed annual prices, respectively, equal to €66.10/MWh and €61.80/MWh.

•

On the bonds 2004-2009 of €110 million at a quarterly floating rate issued by Telecom Italia S.p.A. maturing March 2009, Telecom Italia S.p.A. put into place an IRS contract converting the 3-month Euribor to an annual fixed rate of 3.35%.

•

On the tranche maturing in November 2013 of U.S.$ 2,000 million (€1,709 million) relating to the bonds issued in October 2003 by Telecom Italia Capital S.A. for a total amount of U.S.$ 4,000 million, Telecom Italia S.p.A. put in place CCIRS contracts converting the coupon rate of 5.25% in U.S.$ to a fixed rate of 5.035% in euro.

•

On the bonds of €120 million at a quarterly floating rate issued by Telecom Italia S.p.A. maturing in November 2015, Telecom Italia S.p.A. put in place IRS contracts converting the 3-month Euribor to an annual fixed rate of 4.161%.

•

On the bonds 2005-2015 of GBP 500 million (€751 million) issued by Telecom Italia S.p.A. in June 2005, Telecom Italia S.p.A. put in place CCIRS contracts converting a rate of 5.625% in GBP to a fixed rate of 4.34% in euro.

•

On the GBP 850 million bonds issued by Telecom Italia S.p.A. in June 2004, Telecom Italia S.p.A. put into place CCIRS contracts for €1,258 million, maturing June 2019, converting the fixed rate of 6.375% in GBP to a fixed rate of 5.31% in euro.

•

On the bonds 2006-2023 of GBP 400 million (€587 million) issued by Telecom Italia S.p.A. in May 2006, Telecom Italia S.p.A. put into place CCIRS contracts converting a rate of 5.875% in GBP to a fixed rate of 5.53% in euro.

•

On the bonds 2005-2012 of €1,000 million issued by Telecom Italia S.p.A. in December 2005, Telecom Italia S.p.A. put into place IRS contracts converting the Euribor +0.53% coupon rate to a fixed rate of 4.54% in euro up to December 2010.

•

With reference to the “Dual Currency” loan with a notional principal of JPY 20 billion (U.S.$ 186 million) and a 5% fixed interest rate with a step-up of +0.45% in U.S.$ maturing October 2029, originally received by Olivetti International Finance N.V., now carried by Telecom Italia Finance S.A., the following was put into place for €174 million:

-	by Telecom Italia Finance S.A., an IRS contract converting the 5% fixed rate in U.S.$ to the 6-month Libor in JPY;

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

-	by Telecom Italia S.p.A., a CCIRS contract with which Telecom Italia S.p.A., with regard to the intragroup loan in JPY, receives 6-month Libor in JPY and pays 6-month Euribor;

-	by Telecom Italia S.p.A. an IRS contract converting the semiannual floating rate in euro to a 6.94% fixed rate up to maturity.

•

On the tranche of U.S.$ 1,000 million (€849 million) maturing in November 2033 relating to the bonds issued in October 2003 by Telecom Italia Capital S.A. for a total amount of U.S.$ 4,000 million, CCIRS contracts were put into place converting the coupon rate of 6.375% in U.S.$ to the fixed rate of 6% in euro.

•

On the tranche of U.S.$ 1,000 million (€791 million) maturing in July 2036 on bonds issued in July 2006 by Telecom Italia Capital S.A. for a total of U.S.$ 2,600 million, CCIRS contracts were put into place converting the coupon rate of 7.20% in U.S.$ to the fixed rate of 5.88% in euro.

•

On the bonds of €500 million issued by Telecom Italia S.p.A. at a quarterly variable rate maturing July 2013, an IRS was put into place converting the quarterly Euribor rate to an annual fixed rate of 4.334%.

•

On the tranche of USD 1,000 million (€642 million) maturing June 2018 on bonds issued in June 2008 by Telecom Italia Capital S.A. for a total amount of USD 2,000 million, CCIRS contracts were put into place converting the coupon rate of 6.999% in USD to a fixed rate of 7.0123% in euro.

•

On the tranche of USD 1,000 million (€645 million) maturing June 2038 on bonds issued in June 2008 by Telecom Italia Capital S.A. for a total amount of USD 2,000 million, CCIRS were put into place converting the coupon rate of 7.721% in USD to a fixed rate of 7.4512% in euro.

The hedge of cash flows by derivatives designated as Cash Flow Hedges at June 30, 2008 was highly effective and led to:

•	recognition of an unrealized gain in equity of €18 million;

•	the transfer from equity to the income statement of net losses from exchange rate adjustments of €375 million.

Furthermore, in the first half of 2008, movements in the Reserve for fair value adjustments of hedging instruments included transactions put into place and concluded during the period. In particular, in relation to the Term Loan secured in December 2004 and due in January 2010, during the first half the Group put into place interest rate swaps for a total notional amount of €1.5 billion. These derivatives were closed early in the month of March 2008 and the Group terminated the related cash flow hedging transaction. This transaction will produce its effects on the income statement when financial amortization is taken on the underlying hedge. At June 30, 2008, the total gain of the hedging instrument remaining recognized in the Reserve for fair value adjustments of hedging instruments amounts to €4 million. The positive impact released to the income statement in the first half of 2008 amounts to €1 million.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The transaction hedged by Cash Flow Hedges generate cash flows and will produce economic effects on the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination	Start of period	End of period	Rate applied	Interest period
Unaudited
	(million)
EURO	110	Jul-08	Mar-09	3-month Euribor +0.60%	QUARTERLY
U.S.$	2,000	Jul-08	Oct-13	5.25%	SEMIANNUALLY
EURO	120	Jul-08	Nov-15	3-month Euribor +0.66%	QUARTERLY
GBP	500	Jul-08	Jun-15	5.63%	ANNUALLY
GBP	850	Jul-08	Jun-19	6.38%	ANNUALLY
GBP	400	Jul-08	May-23	5.88%	ANNUALLY
EURO	1,000	Jul-08	Dec-10	3-month Euribor +0.53%	QUARTERLY
U.S.$	186	Jul-08	Oct-29	5.45%	SEMIANNUALLY
U.S.$	1,000	Jul-08	Nov-33	6.38%	SEMIANNUALLY
U.S.$	1,000	Jul-08	Jul-36	7.20%	SEMIANNUALLY
EURO	500	Jul-08	Jul-13	3-month Euribor + 0.63%	QUARTERLY
U.S.$	1,000	Jul-08	Jun-18	6.999%	SEMIANNUALLY
U.S.$	1,000	Jul-08	Jun-38	7.721%	SEMIANNUALLY
EURO	1,500	Jul-08	Jan-10	EURIBOR + 0.30%	VARIABLE

The selected method to test the effectiveness, retrospectively and prospectively, of Cash Flows Hedge derivatives, whenever the main terms do not fully coincide, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The ineffective portion recognized in the income statement from designated Cash Flow Hedges in the first half of 2008 is immaterial.

Table 3 – Non-Hedge Accounting Derivatives

Description	Notional amount (millions of Euro)	Mark-to-Market (Clean Price) (millions of Euro)
	Unaudited
IRS transactions maturing July 2011 put into place on bonds of USD 850 million issued by Telecom Italia Capital S.A. (2006-2011)	100	(2)
IRS transactions maturing November 2012 put into place by Telecom Italia Finance S.A.	100	—
FRA transaction maturing between October 2008 and March 2009 put into place by Telecom Italia Finance S.A.	600	—
Interest rate and foreign exchange contracts put into place by Group companies	722	(33)

Total Non-Hedge Accounting Derivatives	1,522	(35)

•

On the 2006-2011 bonds of USD 850 million maturing July 2011 issued by Telecom Italia Capital S.A., Telecom Italia Finance S.A. put into place IRS for a total of €100 million under which Telecom Italia Finance S.A. receives the floating rate in euro plus a spread if the 10-year USD rate is higher than the 2-year USD rate and pays a semiannual floating rate in euro.

•

IRS transactions maturing November 2012 put into place by Telecom Italia Finance S.A. for €100 million under which Telecom Italia Finance S.A. pays the difference between the 2-year USD swap rate and the 2-year U.S. government rate and receives an average fixed rate of 0.8225%. The company is not exposed to any foreign currency exchange risk.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

•	Forward Rate Agreement transactions with maturities between October 2008 and March 2009 put into place by Telecom Italia Finance S.A. for €600 million.

•	Interest rate and foreign exchange rate contracts of €722 million comprise:

-	foreign exchange rate transactions of Telecom Italia S.p.A. for €18 million;

-	foreign exchange rate transactions of Telecom Italia Finance S.A. for €133 million;

-	foreign exchange rate transactions of Telecom Italia Capital S.A. for €5 million;

-	foreign exchange rate transactions of Telecom Italia Sparkle S.p.A. for €9 million;

-	interest rate and foreign exchange rate transactions of Tim Celular S.A. for €515 million;

-	interest rate and foreign exchange rate transactions of Tim Nordeste S.A. for €42 million.

The following table presents the derivatives of the Telecom Italia Group by type:

Type	Hedged risk	Notional amount as of June 30, 2008	Notional amount as of December 31, 2007	Mark to Market Spot (Clean Price) as of June 30, 2008	Mark to Market Spot (Clean Price) as of December 31, 2007
		Unaudited		Unaudited
		(millions of Euro)
Cross Currency and Interest Rate Swaps	Interest Rate Risk and Foreign Currency Exchange Rate Risk	7,185	7,185	(1,670)	(1,266)

Total Fair Value Hedge Derivatives		7,185	7,185	(1,670)	(1,266)

Interest Rate Swaps	Interest Rate Risk	1,730	1,230	62	26
Cross Currency and Interest Rate Swaps	Foreign Currency Exchange Rate Risk	7,406	6,119	(1,077)	(686)
Commodity Swap	Commodity Risk	45	—	2	—
Forward and Forex Options	Foreign currency exchange rate risk	46	60	1	—

Total Cash Flow Hedge Derivatives		9,227	7,409	(1,012)	(660)

Non–Hedge Accounting Derivatives		1,522	724	(35)	3

Total Telecom Italia Group Derivatives		17,934	15,318	(2,717)	(1,923)

NOTE 17—ASSETS PLEDGED AS COLLATERAL FOR FINANCIAL LIABILITIES

The contracts for easy-term loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to certain operating companies of the Tim Brasil group for a total equivalent amount of €429 million are guaranteed by a part of the receipts of those companies which pass

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

through bank accounts that are pledged in favor of BNDES. The bank will have access to such amounts only in the case of default by the company, otherwise the funds are automatically transferred to accounts on which the company has full access.

NOTE 18—POTENTIAL LIABILITIES AND ASSETS, COMMITMENTS AND OTHER GUARANTEES

The main legal, arbitration and tax proceedings in which companies of the Telecom Italia Group were involved at June 30, 2008 are described below. For the disputes considered likely to have an adverse outcome, the Group has made provisions totaling €370 million; for those where an adverse outcome is considered unlikely or for which a reliable estimate cannot be made of the amount, no provisions have been made.

In addition to the potential liabilities reported below, this note also describes the potential asset in connection with the restitution of the 1998 licence fee, amounting to €529 million plus interest.

a) Potential liabilities

FASTWEB

In June 2008 Telecom Italia and Fastweb signed an agreement for the out-of-court settlement of various disputes between the parties, pending or threatened, discussed in the Annual Report for 2007 and the first Quarterly Report for 2008.

In particular, the settlement covered:

•	Fastweb’s claim for damages in connection with allegedly anti-competitive conduct by Telecom Italia, sanctioned by the Antitrust Authority at the conclusion of Case A/351;

•	the arbitration proceeding initiated by Fastweb in December 2006 concerning the mobile termination fees charged by Telecom Italia up to December 31, 2006; and

•

the arbitration proceeding initiated by Telecom Italia in December 2005 concerning the fixed termination fees charged by Fastweb from December 2003 onwards, in part decided and in part suspended by an arbitration award issued on May 15, 2007.

***

Still pending before the Milan Court of Appeal is the action brought for damages of €970 million by Fastweb in October 2007 in relation to the alleged abusiveness of Telecom Italia’s win-back strategy in the markets for the supply of fixed voice telephony services to residential users and non-residential users and retail broadband Internet access.

The action brought by Fastweb on the merits of the case is based on the order issued on May 16, 2006 in which the Milan Court of Appeal, upholding an urgent appeal by Fastweb, had prohibited Telecom Italia from continuing with allegedly abusive conduct consisting in the use of information on former clients by its marketing departments for targeted win-back activities, the encouragement of its sales network through increased commissions with a view to excluding Fastweb from the markets concerned, and the denigration of Fastweb. Telecom Italia has defended the case, contesting Fastweb’s claims.

It should also be noted that in July 2008 the Antitrust Authority extended the deadline for assessing the undertakings proposed by Telecom Italia in connection with the investigation of win-back activities from June 15, 2008 to December 15, 2008.

WIND

Following Antitrust Authority Case A/351, which ended with Telecom Italia being ordered to pay a fine of €115 million for alleged abuses of dominant position, in November 2007 Wind initiated an action against Telecom Italia before the Milan Court of Appeal with a request for damages of €545 million for anti-competitive conduct.

Wind alleged that Telecom Italia’s abusive conduct had prevented it from increasing its sales of fixed communication services (voice telephony and value-added services, data transmission, Internet access and services to other operators) and mobile telephony services to business customers.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Telecom Italia defended the case, arguing that Wind’s assertions and claims for damages were unfounded. In August 2008 Telecom Italia and Wind reached an out-of-court settlement of the dispute.

***

In January 2008 Wind brought an action for damages of approximately €600 million under Article 82 of the EC Treaty before the Milan Court as a result of allegedly abusive conduct by Telecom Italia in the market for the supply of wholesale services and in the market for retail services to residential and micro-business customers.

In particular, Wind asserted that Telecom Italia had engaged in illegitimate conduct consisting in aggressive retention and win-back campaigns aimed at retaining customers who were about to switch to Wind or recovering former customers who had already switched to Wind, including by means of the use of confidential commercial information, and in systematically preparing irregular commercial offers which often could not be promptly replicated by competitors. Telecom Italia has defended the case, contesting Wind’s assertions and claims for damages.

It should be noted that in July 2008 the Antitrust Authority extended the deadline for assessing the undertakings proposed by Telecom Italia in connection with the investigation of win-back activities from June 15, 2008 to December 15, 2008.

VODAFONE

Proceedings are still under way before the Milan Court of Appeal in the action brought under Article 33 of Law 287/1990 by Vodafone against Telecom Italia in July 2006 for damages, initially quantified at approximately €525 million and subsequently revised to €759 million, in relation to Telecom Italia’s alleged abuse of dominant position consisting in the exploitation of its position in fixed telephony markets to strengthen its position in the contiguous market for mobile communication services, with exclusionary effects to the detriment of its competitor.

According to Vodafone, Telecom Italia had abused its dominant position in the fixed telephony market and taken advantage of its market power in the supply of mobile telephony services and the restructuring of the Group with the organizational and functional integration of Telecom Italia and Tim by: (a) exploiting the information it held as the incumbent fixed telephony operator to create client profiles and offer targeted mobile communication services and combined fixed/mobile services; (b) using strategic information regarding fixed telephony to compete in the mobile telephony market with offers that competitors could not replicate; (c) offering discounts for fixed telephony services to take clients away from Vodafone in the mobile telephony market; and (d) using the 187 service to promote mobile communication services.

The conduct in question is alleged to have concerned business customers as well as residential customers and to have also involved violation of the law on the protection of personal data.

Telecom Italia has defended the case, contesting Vodafone’s assertions and the admissibility of its claims.

H3G

The two disputes with H3G reported in the Annual Report for 2007 were the subject of an out-of-court settlement reached between the parties in April 2008.

Under the agreement the actions for damages brought by H3G before the Milan Court, based respectively on allegedly anti-competitive conduct by Telecom Italia against H3G referred to in the Antitrust Authority Case A/357 and allegedly illegitimate retention and win-back practices used in campaigns aimed at H3G mobile customers, have been dropped. The settlement has also made it possible to conclude a dispute pending before the Communications Regulatory Authority concerning texts originating on the Telecom Italia network and terminating on the H3G network and to close a number of questions involving commercial matters.

APPEALS AGAINST THE LICENCE FEE

Some appeals are still pending before the Lazio Regional Administrative Court in which judgment is not expected in the near future. They were filed by Telecom Italia and Tim and concern the base for calculating the licence fee. In particular:

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

•

the appeal submitted by Telecom Italia in 2003 for the annulment of the letter dated July 9, 2003 ordering the Company to pay €72 million as the balance of the licence fees for the years 1997-98, of which €31 million for 1997 and €41 million for 1998;

•

the appeal submitted by Tim in 2003 for the annulment of the letter dated May 23, 2002, in which the Ministry of Communications had requested payment of the balance of the licence fees for the years 1996-98 amounting to €14 million.

TAX DISPUTES

•

Between October and November 2007 the Company received four reports from the Finance Police for the tax periods from 2002 to 2006 concerning Telecom Italia and the companies merged into it (Old Telecom Italia, Tim and Tim Italia). The most important objections concerned the write-down of the Old Telecom Italia shares held by Olivetti (2002 financial statements), the criteria for deducting the levy on telephony (2002 financial statements of Old Telecom Italia and Tim) and for the taxation of the prior-year profit stated in the 2004 financial statements after the Lazio Regional Administrative Court ruled that such levy was not due for the year 1999, and the tax treatment applied in 2003 to the disposal of the equity interest in the so-called “new Seat”, fruit of the spin-off of Seat Pagine Gialle (now Telecom Italia Media).

The competent offices of the tax authorities have decided not to pursue the objection concerning the deduction of the levy on mobile telephony in 2002 and are still examining the others.

On January 29, 2008 the Revenue Agency’s Milan 1 Office sent a request for clarifications under the fourth paragraph of Article 37-bis of Presidential Decree 600/1973 concerning the merger of Old Telecom Italia into Olivetti and the spin-off of Seat Pagine Gialle.

On March 6, 2008 the Company filed an exhaustive response to the above questionnaire.

The objections set out in the reports, except for that concerning the deduction of the levy on mobile telephony in 2002, would involve additional income taxes of €2.5 billion.

The Company considers that it can prove that it interpreted and applied the rules correctly.

•

As already stated in the financial reports for 2006 and 2007, on January 26, 2007 the Company received the report containing the Revenue Agency’s conclusions with regard to the tax audit of the 2002 merger of BLU into Tim.

On December 12, 2007 it received the consequent notice of assessment.

This calls for the payment of €436 million additional corporate income tax and regional tax on productive activities, plus fines and interest amounting to about €492 million. The Company has filed an appeal before the Turin Provincial Tax Commission.

Lastly, on May 7, 2008 the Company received the call for payment based on the assessment notice of half the tax in relation to the main complaint (use of BLU’s tax losses) plus legal additions, for a total of €182 million. On May 13, 2008 the Company applied for the suspension of the collection of the above amount and on June 26, 2008 the Turin Provincial Tax Commission issued an order in Telecom Italia’s favour, granting a suspension until the judgment on the appeal against the assessment notice.

It should be noted that the disputes described above are the subject of technical meetings between the Company and the Revenue Agency to verify the possibility of arriving at a settlement of the questions still open, using the instruments available under the law currently in force (especially assessment with adhesion and judicial settlement). The allocations made to tax provisions have been determined partly on the basis of a reasonable estimate of the amount that could result from such a settlement.

***

It should also be noted that in 2007 Telecom Italia Sparkle received various requests for information from the judicial authorities in connection with an investigation of one of its suppliers for an alleged value-added-tax fraud perpetrated in complicity with other (Italian and foreign) persons operating in the market for “Premium” telecommunications services. In brief, Telecom Italia Sparkle had concluded standard Virtual Transit Service contracts under which it collected traffic generated by Premium services and aggregated by its EU customers abroad and then routed it towards the terminal destinations managed by the supplier.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

As a precaution, Telecom Italia Sparkle has interrupted business relationships with the persons under investigation. The Company, among other things on the basis of the opinions of outside advisors, considers that it acted in compliance with the legislation in force.

COMMITAL FOR TRIAL OF TELECOM ITALIA S.P.A. UNDER LEGISLATIVE DECREE 231/2001

In July 2008 Telecom Italia S.p.A. was notified of the filing of the concluding documents of the investigation, and the simultaneous notification of the Company’s being under investigation for administrative offences under Legislative Decree 231/2001 following the inquiry carried out by the public prosecutor at the Milan court into the matters that involved the Company’s Security Function. In this case some former employees and collaborators of the Company are under investigation – among other things – for allegedly having committed the crime under Legislative Decree 231/2001 of corruption of public officials.

It should be noted that in the meantime Telecom Italia has declared itself a victim of the conduct of some of the persons under investigation and, on the one hand, will continue to cooperate with the judicial authorities while preparing an appropriate defense with regard to its liability under Legislative Decree 231/2001 and, on the other, has instructed its lawyers to take all the steps necessary against the persons who in various ways are responsible for the material and reputational harm suffered by the Group. In this context the Company will intervene as a civil party in the criminal proceeding.

At all events, without prejudice to the possibility of having recourse to the alternative plea bargaining procedure, the risk Telecom Italia runs, if its responsibility under Legislative Decree 231/2001 is confirmed, is to incur a fine of up to about €1.5 million, increasable by a maximum of three times. In the case in question the application of interdictive sanctions is considered to be highly unlikely.

There is instead a different risk of potential liabilities, not connected with the Company’s responsibility under Legislative Decree 231/2001, deriving from persons who deem themselves to have been harmed by the matters under investigation bringing actions against the Company’s former employees and requesting payment of damages by the Company as well in view of its civil liability. Telecom Italia considers this risk to be possible but not quantifiable, so that under IAS 37 it has not set aside a provision in its accounts in this respect.

ENTEL BOLIVIA

On March 29, 2007, as part of its plans to nationalize various private firms, the Bolivian government issued a legislative measure creating a ministerial committee to start, conduct and conclude, within 30 days of the publication of the measure, negotiations aimed at “recovering” to the Bolivian state the company Entel Bolivia S.A. (acquired in 1995 for USD 610 million by the Telecom Italia Group by means of the Dutch vehicle company ETI, wholly owned by Telecom Italia International N.V.). The measure accuses Entel Bolivia and ETI of a series of administrative and tax irregularities. Telecom Italia took part in the meetings with the committee for the sole purpose of learning the position of the government on the “recovery” of Entel Bolivia and declared it was not guilty of any of the alleged irregularities.

Subsequently, on April 23, 2007 the Bolivian government adopted two other measures abrogating all the legislative acts on the basis of which the previous executive had recognized Entel Bolivia’s fulfilment of the undertakings entered into at the time of the privatization and declaring all the initiatives performed under the abrogated acts (especially the reduction of Entel Bolivia’s capital at the end of 2005) to have been illegitimate. At the same time the Bolivian government annulled a series of administrative measures, including the acts adopted in 1995 to prepare the way for the privatization of Entel Bolivia.

On October 12, 2007, after an unsuccessful attempt to reach an agreement, ETI filed a request for arbitration with the International Centre for Settlement of Investment Disputes (ICSID), a World Bank institution located in Washington, citing the violation of the international treaty for the protection of foreign investment in Bolivia and applying for damages to compensate for the losses incurred as a result of the measures adopted by the Bolivian government.

On October 31, 2007 ICSID announced the registration of the request for arbitration filed by ETI against the Bolivian government. At present the arbitration board is in the process of being set up in accordance with ICSID’s arbitration rules.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

On May 1, 2008 a decree was published providing for the nationalization of the shares in Entel Bolivia held by the Telecom Italia Group. The decree also provided for a price to be determined for the nationalized shares within 60 days of its publication, deducting all the reported and potential liabilities of Entel S.A. shown in the annual financial statements for 2007 and the quarterly report for the three months ended on March 31, 2008.

To date the Bolivian government has not implemented the provisions regarding the determination of the price.

In view of the entirely arbitrary nature of the nationalization measure and of the violation of the international agreements between Bolivia and the Netherlands, ETI, the company directly controlling Entel Bolivia, applied to the US and English courts and obtained the precautionary sequestration of Entel Bolivia assets held on foreign accounts amounting to more than €50 million. At the same time it declared that it would take all possible steps to protect its investment. Subsequently Entel Bolivia and the Bolivian government applied for the release of the amounts sequestered. On July 28, 2008 London’s Court of Appeal revoked the English sequestration on procedural grounds; in the US proceeding the court revoked the sequestration on July 30, 2008. ETI is taking all the steps necessary to defend its position in the US case.

ARGENTINA

On June 27, 2008 W de Argentina - Inversiones SL (“Los W”), partner of Telecom Italia S.p.A. and Telecom Italia International N.V. in Sofora Telecomunicaciones S.A., brought an action against Telecom Italia International N.V. before the Buenos Aires commercial court for the call option signed by Telecom Italia International N.V. and Los W in 2003 to be declared null and void because it allegedly violated law. On the same date a precautionary injunction, granted inaudita altera parte, was notified, requiring to Sofora Telecomunicaciones S.A. to note the existence of the proceeding in its share registers. Telecom Italia will take all the steps necessary to have the case dismissed as unfounded and remains firm in its intention to obtain control of the company.

On June 26, 2008 Secom (the Argentine telecommunications authority) sent Telecom Italia S.p.A. and Telecom Italia International N.V. a “Note” requiring the two companies to obtain advance authorization from Secom before signing any contract or performing any act that would have the effect of: (i) increasing, in any way, their direct or indirect holdings in companies belonging to the Telecom Argentina group; (ii) transferring Telecom Italia/Telecom Italia International’s rights in respect of Sofora shares or call options on Sofora shares to third parties; and (iii) making transfers to third parties with distortionary effects on competition or harmful effects on the general economic interest.

***

OTHER LIABILITIES CONNECTED WITH DISPOSALS OF ASSETS AND EQUITY INTERESTS

As part of the major disposals of assets and companies in prior years, the Telecom Italia Group undertook to indemnify the buyers, normally up to a percentage of the purchase price, in respect of contingent liabilities arising from guarantees contained in the contracts and disputes in the legal, tax, social security and labour law fields.

At June 30, 2008, in respect of these potential liabilities totaling about €700 million, provisions have been set aside only for the cases where a disbursement is deemed likely and they amount to €110 million.

The Telecom Italia Group also undertook to indemnify buyers in other cases for which no maximum amount was fixed, and in these cases it is not possible to estimate how much the Telecom Italia Group might be called upon to pay.

b) Potential assets

LICENCE FEE FOR 1998

On February 21, 2008 the European Court of Justice issued a ruling in favour of the Telecom Italia Group on the question of the incompatibility with Community law of the provisions of Italian law (Article 20 of Law 488/1998) that, in an already liberalized market, had extended the obligation to pay the licence fee to 1998.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

As is well known, in May 2006 the Lazio Regional Administrative Court, acting on appeals submitted by Telecom Italia and Tim regarding their right to restitution of the licence fee they paid for 1998 (€386 million for Telecom Italia and €143 million for Tim, plus interest) had suspended the national proceeding and applied to the European Court of Justice for a ruling on the preliminary question, considering the above-mentioned provisions of Italian law to be potentially in conflict with Directive 97/13 regarding rights and charges for individual licences.

It is now expected that the Lazio Regional Administrative Court, upon resuming the administrative proceeding, will rule - in the sense indicated by the European Court of Justice – on the incompatibility of the provisions of national law challenged by the Telecom Italia Group with the provisions of Community law referred to above.

c) Commitments and other guarantees

Guarantees provided amounted to €279 million net of €165 million of counter-guarantees received, and consisted mainly of sureties provided by Telecom Italia on behalf of related companies (€91 million) and for other medium and long-term financial transactions.

In addition, the 47.80% equity interest in Tiglio I has been pledged to the banks that financed the related company.

Purchase and sale commitments at June 30, 2008 amounted to €450 million and €2 million respectively and referred to the part of commitments not falling within the normal “operating cycle” of the Company still to be fulfilled.

The purchase commitments referred mainly to:

-	€121 million of orders to suppliers of Telenergia in relation to the electricity supply agreements reached with Endesa for the three-year period 2006-08, with Edison Energia for the three-year period 2007-09, and with Eni for the year 2008;

-	€307 million of DVB-H contracts concluded by Telecom Italia with the main Italian television operators, in particular the Mediaset Group and Sky Italia, to provide the “Tim-TV” service;

-	€6 million in respect of the commitment to subscribe for units of the Clessidra fund.

The companies’ included in the consolidated accounts issued “weak” letters of patronage for a total of €133 million, mainly on behalf of related companies, to guarantee insurance policies and credit lines and facilities.

Guarantees provided by third parties for €2,983 million of obligations of Group companies referred to loans (€1,802 million) and the performance of contracts (€1,181 million).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The detail of the major sureties at June 30, 2008 is as follows:

As of June 30, 2008
Unaudited
(millions of euro)
Sureties issued by:
BBVA - Banco Bilbao Vizcaya Argentaria	716
Intesa San Paolo	190
Sumitomo	129
Banca Nazionale del Lavoro	242
Bank of Tokyo—Mitsubishi UFJ	200
Banco Santander	86
Other banks in respect of EIB (1)	145
Others for guarantees referred to the acquisition of 3G licences in Brazil	330

(1)    related to EIB loans for the following projects: Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network, Telecom Italia Broadband France and Telecom Italia Banda Larga Mezzogiorno.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 19—FINANCE INCOME

Finance income amounts to €1,515 million an increase of €259 million compared to the first half of 2007.

Details are as follows:

		Six months ended June 30,
		2008	2007
		Unaudited
		(millions of Euro)
Income from investments	(A)	2	4
Other finance income:
Income from financial receivables classified as non—current assets		5	7
Income from securities other than investments, classified as non—current assets		1	2
Income from securities other than investments, classified as current assets		9	6
Income other than the above:
- Interest income		140	112
- Foreign exchange gains		340	147
- Income from fair value hedging derivatives		189	237
- Reversal of the Reserve for fair value adjustment of cash flow hedge derivatives (interest rate component) to the income statement		255	241
- Income from non—hedging derivatives		16	18
- Miscellaneous finance income		72	43

	(B)	1,027	813

Positive fair value adjustments to:
Fair value hedge derivatives		20	40
Underlying financial assets and liabilities of fair value hedge derivatives		444	296
Non—hedging derivatives		22	103

	(C)	486	439

Total	(A+B+C)	1,515	1,256

Foreign exchange gains amount to €340 million and increased by €193 million compared to the first half of 2007 (€147 million). This amount was reduced by €376 million for the foreign exchange losses originating from the Reversal of the Reserve for cash flow hedge derivatives to the income statement (€88 million in the first half of 2007). The counterpart of foreign exchange gains is represented by foreign exchange losses (€321 million in the first half of 2008, €143 million in the first half of 2007). Additional information is provided in the Note “Finance expenses”.

Income from fair value hedge derivatives (€189 million) decreased by €48 million compared to the first half of 2007 (€237 million) and refers to CCIRS contracts for €121 million and IRS contracts for €68 million.

The positive effect of the Reversal of the Reserve for fair value adjustment of cash flow hedge derivatives (interest rate component) to the income statement (€255 million) increased by €14 million compared to the first half of 2007 (€241 million). It refers to CCIRS contracts for €136 million and IRS contracts for €119 million which include €10 million for the positive effect of the early closing of cash flow hedge derivatives on €1,500 million of underlying debt relating to the term loan totaling €3,000 million expiring in 2010.

Income from non-hedging derivatives (€16 million) decreased by €2 million compared to the first half of 2007 (€18 million) and refers to IRS contracts for €15 million and other derivative contracts for €1 million.

Miscellaneous finance income (€72 million) increased by €29 million compared to the first half of 2007 (€43 million) and includes higher income arising from the purchase of own bonds (€46 million).

Positive fair value adjustments to fair value hedge derivatives of €20 million decreased by €20 million compared to the first half of 2007 (€40 million). The counterpart of this amount is represented by negative fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to €55 million (€49 million in the first half of 2007).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives of €444 million increased by €148 million compared to the first half of 2007 (€296 million). The counterpart of this amount is represented by negative fair value adjustments to the corresponding fair value hedge derivatives equal to €436 million (€297 million in the first half of 2007).

Positive fair value adjustments to non-hedging derivatives of €22 million decreased by €81 million compared to the first half of 2007 (€103 million) due to the elimination of the positive effect of the valuation of the Sofora Telecomunicaciones option (€93 million in the first half of 2007).

NOTE 20—FINANCE EXPENSES

Finance expenses amount to €2,731 million, an increase of €506 million compared to the first half of 2007.

Details are as follows:

		Six months ended June 30,
		2008	2007
		Unaudited
		(millions of Euro)
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		837	906
Interest expenses to banks		178	177
Interest expenses to others		102	113

		1,117	1,196
Commissions		8	11
Foreign exchange losses		321	143
Charges from fair value hedge derivatives		247	219
Reversal of the Reserve for fair value adjustment of cash flow hedge derivatives (interest rate component) to the income statement		261	192
Charges from non—hedging derivatives		28	21
Miscellaneous finance expenses		86	85

	(A)	2,068	1,867

Negative fair value adjustments to:
Fair value hedge derivatives		436	297
Underlying financial assets and liabilities of fair value hedge derivatives		55	49
Non—hedging derivatives		171	11

	(B)	662	357

Impairment losses on financial assets	(C)	1	1

Total	(A+B+C)	2,731	2,225

Interest expenses and other financial expenses (€1,117 million) decreased by €79 million compared to the first half of 2007 (€1,196 million).

Foreign exchange losses (€321 million) increased by €178 million compared to the first half of 2007 (€143 million). This amount was reduced by €1 million for the foreign exchange gains originating from the Reversal of the Reserve for cash flow hedge derivatives to the income statement. The counterpart of foreign exchange losses is represented by foreign exchange gains (€340 million in the first half of 2008; €147 million in the first half of 2007).

Charges from fair value hedge derivatives (€247 million) increased by €28 million compared to the first half of 2007 (€219 million), and refer to CCIRS contracts for €194 million and IRS contracts for €53 million.

The negative effect of the reversal of the Reserve for fair value adjustment of cash flow hedge derivatives to the income statement for the interest rate component (€261 million) increased by €69 million compared to the first half of 2007 (€192 million), and refer to CCIRS contracts for €184 million and IRS contracts for €77 million.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Charges from non-hedging derivatives (€28 million) increased by €7 million compared to the first half of 2007 (€21 million) and refer to IRS contracts for €26 million and other derivative contracts for €2 million.

Negative fair value adjustments to fair value hedge derivatives (€436 million) increased by €139 million compared to the first half of 2007 (€297 million). The counterpart of this amount is represented by the positive fair value adjustments to the underlying hedged financial assets and liabilities of fair value hedge derivatives (€444 million; €296 million in the first half of 2007).

Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives (€55 million) increased by €6 million compared to the first half of 2007 (€49 million). The counterpart of this amount is represented by the positive fair value adjustments to the corresponding fair value hedge derivatives (€20 million in the first half of 2008; €40 million in the first half of 2007).

Negative fair value adjustments to non-hedging derivatives of €171 million increased by €160 million compared to the first half of 2007 (€11 million) and are mainly due to the negative effect of the valuation of the Sofora Telecomunicaciones option (€110 million in the first half of 2008).

NOTE 21—SEGMENT INFORMATION

a) Information by business segment

The Telecom Italia Group is organized by business segment as follows:

-	Domestic

-	European BroadBand

-	Brazil Mobile

-	Media

-	Olivetti

-	Other operations

In order to facilitate the comparability of the data, the segment information of prior periods has been restated.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENTS BY BUSINESS SEGMENT

	Domestic		European Broadband		Brazil Mobile		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	Six months ended June 30,
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	Unaudited
	(millions of Euro)
Third—party revenues	11,331	12,124	635	512	2,533	2,318	130	116	157	165	52	102	—	—	14,838	15,337

Intragroup revenues	89	58	7	—	4	4	18	9	23	27	46	7	(187)	(105)	—	—

Revenues by segment	11,420	12,182	642	512	2,537	2,322	148	125	180	192	98	109	(187)	(105)	14,838	15,337
Other income	120	130	9	10	26	16	1	5	6	5	1	7	(5)	(9)	158	164

Total operating revenues and other income	11,540	12,312	651	522	2,563	2,338	149	130	186	197	99	116	(192)	(114)	14,996	15,501

Acquisition of goods and services	(4,540)	(4,901)	(461)	(329)	(1,427)	(1,274)	(137)	(107)	(154)	(173)	(42)	(57)	151	102	(6,610)	(6,739)

Employee benefits expenses	(1,976)	(1,641)	(65)	(59)	(121)	(107)	(44)	(38)	(39)	(38)	(30)	(12)	1	2	(2,274)	(1,893)

of which charges for accruals to employee severance indemnities	(27)	(84)	—	—	—	—	(1)	(2)	—	—	(2)	—	—	—	(30)	(86)

Other operating expenses	(352)	(416)	(16)	(13)	(486)	(378)	(3)	(7)	(4)	(5)	(3)	(6)	(1)	1	(865)	(824)

of which bad debts expenses and charges for accruals to provisions	(220)	(269)	(16)	(10)	(203)	(134)	(1)	(1)	(4)	(4)	—	(1)	—	—	(444)	(419)

Changes in inventories	26	13	1	—	(8)	6	—	1	(1)	2	(1)	—	—	(1)	17	21

Internally generated assets	233	252	9	7	—	—	—	—	—	—	—	—	29	10	271	269

Depreciation and amortization	(2,278)	(2,175)	(117)	(76)	(522)	(515)	(34)	(31)	(4)	(8)	(9)	(16)	12	28	(2,952)	(2,793)

Gains (losses) on disposals of non—current assets	27	12	—	—	(1)	(1)	—	—	—	1	—	—	—	—	26	12
Impairment reversals (losses) on non—current assets	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—	(1)	—

Operating profit	2,679	3,456	2	52	(2)	69	(69)	(52)	(16)	(24)	14	25	—	28	2,608	3,554

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(7)	20	—	—	—	—	—	—	—	—	44	38	—	—	37	58

Finance income															1,515	1,256

Finance expenses															(2,731)	(2,225)

Profit before tax from continuing operations															1,429	2,643
Income tax expense															(173)	(1,018)

Profit from continuing operations															1,256	1,625
Profit (loss) from Discontinued operations /Non—current assets held for sale															(148)	(123)

Profit for the period															1,108	1,502
of which:
Profit attributable to equity holders of the Parent															1,140	1,500
Profit (loss) attributable to Minority Interest															(32)	2

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

CAPITAL EXPENDITURES BY BUSINESS SEGMENT

	Domestic		European Broadband		Brazil Mobile		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	Six months ended June 30,
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	Unaudited
	(millions of Euro)
Purchase of intangible assets	719	725	97	60	624	180	20	38	—	—	—	—	(28)	—	1,432	1,003
Purchase of tangible assets	1,233	1,170	92	130	200	91	7	8	1	5	1	5	(10)	—	1,524	1,409

Total	1,952	1,895	189	190	824	271	27	46	1	5	1	5	(38)	—	2,956	2,412

EMPLOYEES AT THE PERIOD END BY BUSINESS SEGMENT

	Domestic		European Broadband		Brazil Mobile		Media		Olivetti		Other Operations		Consolidated Total
	As of June 30, 2008	As of December 31, 2007 (restated)	As of June 30, 2008	As of December 31, 2007 (restated)	As of June 30, 2008	As of December 31, 2007 (restated)	As of June 30, 2008	As of December 31, 2007 (restated)	As of June 30, 2008	As of December 31, 2007 (restated)	As of June 30, 2008	As of December 31, 2007 (restated)	As of June 30, 2008	As of December 31, 2007 (restated)	As of December 31, 2007 (historical)
	Unaudited
	(number of employees)
Employees(*)	64,234	64,362	3,081	3,191	10,239	10,030	1,032	1,016	1,239	1,279	683	2,191	80,508	82,069	83,429

(*)	Employees at period end do not take account the number of employees relating to Discontinued operations/Non—current assets held for sale.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

OTHER INFORMATION BY BUSINESS SEGMENT

	Domestic		European Broadband		Brazil Mobile		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total
	As of June 30, 2008	As of Decem- ber 31, 2007 (restated)	As of June 30, 2008	As of Decem- ber 31, 2007 (restated)	As of June 30, 2008	As of Decem- ber 31, 2007 (restated)	As of June 30, 2008	As of Decem- ber 31, 2007 (restated)	As of June 30, 2008	As of Decem- ber 31, 2007 (restated)	As of June 30, 2008	As of Decem- ber 31, 2007 (restated)	As of June 30, 2008	As of Decem- ber 31, 2007 (restated)	As of June 30, 2008	As of Decem- ber 31, 2007 (restated)	As of Decem- ber 31, 2007 (historical)
	Unaudited
	(millions of Euro)
Operating assets by segment	68,681	69,056	1,785	1,696	6,428	5,919	659	653	239	249	222	595	(248)	(245)	77,766	77,923	78,600
Investments accounted for using the equity method	120	129	1	1	—	—	—	—	1	1	350	353	—	—	472	484	484
Discontinued operations/Non—current assets held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	731	768	—
Unallocated assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6,899	9,001	8,341

Total assets															85,868	88,176	87,425

Operating liabilities by segment	12,707	13,041	365	397	1,225	1,648	194	194	191	225	67	157	(199)	(196)	14,550	15,466	15,637
Liabilities directly associated with Discontinued operations/Non—current assets held for sale															1,040	932	—
Unallocated liabilities															43,820	44,793	44,803
Equity															26,458	26,985	26,985

Total equity and liabilities															85,868	88,176	87,425

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

b) Information by geographical segment

Geographical segment information on revenues by geographical location of the Group’s customers

	Six months ended June 31,
	2008	2007
	Unaudited
	(millions of Euro)
Italy	10,570	11,088
Europe (excluding Italy)	1,257	1,328
Latin America	2,639	2,463
Other countries	372	458

Total	14,838	15,337

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 22— RELATED PARTY TRANSACTIONS

Related party transactions, including intragroup transactions, are neither unusual nor exceptional but fall under the normal business operations of the companies of the Group. Such transactions, when not concluded at standard conditions or dictated by specific laws, are in any case conducted at arm’s length.

The following tables present the balance relating to transactions with related parties and the effects of such amounts on the unaudited interim consolidated income statement, balance sheet and cash flow statement.

The income statement and capital expenditure figures are compared with those of the first half of 2007, while the balance sheet figures are compared with those at December 31, 2007.

(millions of Euro)	Transactions with related—parties in the six months ended June 30,		Corresponding captions in consolidated financial statements in the six months ended June 30,		% impact of related parties in the six months ended June 30,
	2008	2007	2008	2007	2008	2007
	Unaudited
Revenues
Of which attributable to transactions with:
• associates and joint—ventures	80	142
• subsidiaries of associates and joint—ventures	10	9
• other related parties through Directors, Statutory Auditors and key managers	430	18
• pension funds	—	—

	520	169	14,838	15,337	3.5	1.1

Other income
Of which attributable to transactions with:
• associates and joint—ventures	2	1
• subsidiaries of associates and joint—ventures	4	—
• other related parties through Directors, Statutory Auditors and key managers	—	—
• pension funds	—	—

	6	1	158	164	3.8	0.6

Acquisition of goods and services
Of which attributable to transactions with:
• associates and joint—ventures	53	47
• subsidiaries of associates and joint—ventures	14	9
• other related parties through Directors, Statutory Auditors and key managers	302	34
• pension funds	—	—

	369	90	6,610	6,739	5.6	1.3

Employee benefits expenses
Of which attributable to transactions with:
• associates and joint—ventures	—	—
• subsidiaries of associates and joint—ventures	—	—
• other related parties through Directors, Statutory Auditors and key managers	2	1
• pension funds	46	14
• remuneration to key managers	22	13

	70	28	2,274	1,893	3.1	1.5

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

(millions of Euro)	Transactions with related—parties in the six months ended June 30,		Corresponding captions in consolidated financial statements in the six months ended June 30,		%impact of related parties in the six months ended June 30,
	2008	2007	2008	2007	2008	2007
	Unaudited
Finance income
Of which attributable to transactions with:
• associates and joint—ventures	1	1
• subsidiaries of associates and joint—ventures	—	—
• other related parties through Directors, Statutory Auditors and key managers	30	6
• pension funds	—	—

	31	7	1,515	1,256	2.0	0.6

Finance expenses
Of which attributable to transactions with:
• associates and joint—ventures	17	15
• subsidiaries of associates and joint—ventures	—	—
• other related parties through Directors, Statutory Auditors and key managers	52	9
• pension funds	—	—

	69	24	2,731	2,225	2.5	1.1

Capital expenditure for intangible and tangible assets
Of which attributable to transactions with:
• associates and joint—ventures	1	37
• subsidiaries of associates and joint—ventures	150	145
• other related parties through Directors, Statutory Auditors and key managers	22	51
• pension funds	—	—

	173	233	2,956	2,412	5.9	9.7

Dividends paid
Of which attributable to transactions with:
• associates and joint—ventures	—	—
• subsidiaries of associates and joint—ventures	—	—
• other related parties through Directors, Statutory Auditors and key managers	267	344
• pension funds	—	—

	267	344	1,664	2,830	16.0	12.2

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

(millions of Euro)	Balances with related parties		Corresponding captions in consolidated financial statements		% impact of related parties
	As of June 30, 2008	As of December 31, 2007	As of June 30, 2008	As of December 31, 2007	As of June 30, 2008	As of December 31, 2007
	Unaudited		Unaudited		Unaudited
Securities, financial receivables and other financial assets
Of which attributable to relationships with:
• associates and joint—ventures	26	25
• subsidiaries of associates and joint—ventures	—	—
• other related parties through Directors, Statutory Auditors and key managers	5	—
• pension funds	—	—

	31	25	741	695	4.2	3.6

Securities other than investments (Current assets)
Of which attributable to relationships with:
• associates and joint— ventures	—	—
• subsidiaries of associates and joint—ventures	—	—
• other related parties through Directors, Statutory Auditors and key managers	—	7
• pension funds	—	—

	—	7	166	390	0.0	1.8

Financial receivables and other current financial assets
Of which attributable to relationships with:
• associates and joint—ventures	—	—
• subsidiaries of associates and joint—ventures	—	—
• other related parties through Directors, Statutory Auditors and key managers	10	13
• pension funds	—	—

	10	13	1,124	377	0.9	3.4

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

(millions of Euro)	Balances with related parties		Corresponding captions in consolidated financial statements		% impact of related parties
	As of June 30, 2008	As of December 31, 2007	As of June 30, 2008	As of December 31, 2007	As of June 30, 2008	As of December 31, 2007
	Unaudited		Unaudited		Unaudited
Cash and cash equivalents
Of which attributable to relationships with:
• associates and joint—ventures	5	1
• subsidiaries of associates and joint—ventures	—	—
• other related parties through Directors, Statutory Auditors and key managers	332	277
• pension funds	—	—

	337	278	4,413	6,473	7.6	4.3

Discontinued operations/Non-current assets held for sale
• of a financial nature	—	—	30	—	—	—

Non—current financial liabilities
Of which attributable to relationships with:
• associates and joint— ventures	272	279
• subsidiaries of associates and joint— ventures	—	—
• other related parties through Directors, Statutory Auditors and key managers	621	581
• pension funds	—	—

	893	860	37,226	37,051	2.4	2.3

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

(millions of Euro)	Balances with related parties		Corresponding captions in consolidated financial statements		% impact of related parties
	As of June 30, 2008	As of December 31, 2007	As of June 30, 2008	As of December 31, 2007	As of June 30, 2008	As of December 31, 2007
	Unaudited		Unaudited		Unaudited
Current financial liabilities
Of which attributable to relationships with:
• associates and joint—ventures	138	141
• subsidiaries of associates and joint—ventures	—	—
• other related parties through Directors, Statutory Auditors and key managers	288	164
• pension funds	—	—

	426	305	5,597	6,585	7.6	4.6

Discontinued operations/Non-current assets held for sale
• of a financial nature	—	—	823	—	—	—

Total net financial debt
Of which attributable to relationships with:
• associates and joint—ventures	379	394
• subsidiaries of associates and joint—ventures	—	—
• other related parties through Directors, Statutory Auditors and key managers	562	448
• pension funds	—	—

	941	842	37,172	35,701	2.5	2.4

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

(millions of Euro)	Balances with related parties		Corresponding captions in consolidated financial statements		% impact of related parties
	As of June 30, 2008	As of December 31, 2007	As of June 30, 2008	As of December 31, 2007	As of June 30, 2008	As of December 31, 2007
	Unaudited		Unaudited		Unaudited
Miscellaneous receivables and other non-current assets
Of which attributable to relationships with:
• associates and joint—ventures	6	7
• subsidiaries of associates and joint—ventures	—	—
• other related parties through Directors, Statutory Auditors and key managers	—	—
• pension funds	—	—

	6	7	786	866	0.8	0.8

Trade and miscellaneous receivables and other current assets
Of which attributable to relationships with:
• associates and joint—ventures	124	156
• subsidiaries of associates and joint—ventures	7	9
• other related parties through Directors, Statutory Auditors and key managers	366	369
• pension funds	—	—

	497	534	8,953	9,088	5.6	5.9

Miscellaneous payables and other non- current liabilities
Of which attributable to relationships with:
• associates and joint—ventures	—	—
• subsidiaries of associates and joint—ventures	23	23
• other related parties through Directors, Statutory Auditors and key managers	3	1
• pension funds	—	—

	26	24	1,629	1,587	1.6	1.5

Trade and miscellaneous payables and other current liabilities
Of which attributable to relationships with:
• associates and joint—ventures	55	54
• subsidiaries of associates and joint—ventures	78	56
• other related parties through Directors, Statutory Auditors and key managers	331	200
• pension funds	31	31
	495	341
Transaction of discontinued operations with related parties	(1)	—

Net of discontinued operations	494	341	11,183	12,380	4.4	2.8

The following tables present the major economic, balance sheet and financial transactions and balances between companies consolidated line-by-line on one hand and associates and jointly controlled companies on the other.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Transactions with related parties in the six months ended June 30,
Items	2008	2007	Main transactions
Unaudited
Revenues	€80 million	€142 million

These refer to revenues from: Teleleasing S.p.A. €72 million (€122 million in first half 2007), LI.SIT. S.p.A. €5 million (€6 million in first half 2007), ETECSA €2 million (€3 million in first half 2007) and other minor revenues €1 million.

In first half 2007 there were revenues from Telbios S.p.A. €1 million and Shared Service Center S.r.l. (consolidated line-by-line from October 1, 2007) €9 million.

Other income	€2 million	€1 million	This mainly refers to cost recoveries for off-site personnel by certain subsidiaries and associates.

Acquisition of goods and services	€53 million	€47 million

These refer to: costs for rent from Tiglio I S.r.l. €2 million (€3 million in first half 2007), TLC services from ETECSA €29 million (€3 million in first half 2007), TLC equipment from Teleleasing S.p.A. €18 million (€7 million in first half 2007), remote medicine services from Telbios S.p.A. €2 million (€4 million in first half 2007), software services from NordCom S.p.A. €1 million (€1 million in first half 2007) and other minor costs €1 million.

In first half 2007 there were: costs for rent from Tiglio II S.r.l. €1 million, sponsorship costs from Luna Rossa Challenge 2007 S.L. €12 million, accessories and consumables costs from Baltea S.r.l. €2 million, and costs from Shared Service Center S.r.l. (consolidated line-by-line from October 1, 2007) €14 million.

Finance income	€1 million	€1 million	These refer to interest income on loans granted to Aree Urbane S.r.l..

Finance expenses	€17 million	€15 million	These refer to interest expenses on finance leases from Teleleasing S.p.A..

Capital expenditures in tangible and intangible assets (on an accrual basis)	€1 million	€37 million	These refer to the acquisition of computer solutions from Movenda S.p.A. €1 million. In first half 2007 there were purchases of computer projects and equipment from Shared Service Center S.r.l. (consolidated line-by-line from October 1, 2007) €35 million and from Telbios S.p.A. €2 million.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Balances with related parties as of
Items	June 30, 2008	December 31, 2007	Main transactions
Unaudited

Securities, financial receivables and other non–current financial assets	€26 million	€25 million	These refer to medium/long-term loans made to Aree Urbane S.r.l..

Miscellaneous receivables and other non–current assets	€6 million	€7 million	These refer to receivables from LI.SIT S.p.A. for residual paid-in capital paid.

Trade and miscellaneous receivables and other current assets	€124 million	€156 million	These refer to receivables from:: LI.SIT. S.p.A. €71 million (€94 million at 12/31/2007), Teleleasing S.p.A. €33 million (€56 million at 12/31/2007), ETECSA €16 million (€3 million at 12/31/2007), Telbios S.p.A. €1 million (€2 million at 12/31/2007), Nord.Com S.p.A. €1 million (€1 million at 12/31/2007), Asscom S.r.l. €1 million and Im.Ser S.p.A. €1 million.

Cash and cash equivalents	€5 million	€1 million	These refer to the current account balance for the treasury account service with Teleleasing S.p.A. €3 million and Perseo S.r.l. €2 million (€1 million at 12/31/2007).

Non–current financial liabilities	€272 million	€279 million	These refer to non-current financial payables (i) to Teleleasing S.p.A. €269 million (€271 million at 12/31/2007) for finance leases e (ii) to Tiglio I S.r.l. €2 million (€7 million at 12/31/2007) and Tiglio II S.r.l. €1 million (€1 million at 12/31/2007) for building rent.

Current financial liabilities	€138 million	€141 million	These refer to current financial payables to Teleleasing S.p.A. for finance leases.

Trade and miscellaneous payables and other current liabilities	€55 million	€54 million	These refer to payables, for supply contracts connected with operating and investment activities to: Teleleasing S.p.A. €9 million (€10 million at 12/31/2007), ETECSA €20 million (€16 million at 12/31/2007), Telbios S.p.A. €2 million (€3 million at 12/31/2007), Im.Ser S.p.A. € 1 million, Asscom S.r.l. €1 million (€1 million at 12/31/2007), NordCom S.p.A. €1 million (€3 million at 12/31/2007), Movenda S.p.A. €1 million (€1 million at 12/31/2007) and Tiglio I S.r.l. €3 million (€2 million at 12/31/2007), and deferred income from LI.SIT. S.p.A. €17 million relating to the accrued portion of investment income (€16 million at 12/31/2007). At 12/31/2007 there were also trade payables to Baltea S.r.l. €1 million and other minor payables €1 million.

The following tables present the major economic, balance sheet and financial transactions and balance between companies consolidated line-by-line on one hand and companies controlled by associates and companies controlled by jointly controlled companies on the other (the companies of the Italtel group, a related party through the investment in the parent Italtel Group S.p.A. and the companies of the Telecom Argentina group related through Sofora Telecomunicaciones S.A.).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Transactions with related parties in the six months ended June 30,
Items	2008	2007	Main transactions
Unaudited

Revenues	€10 million	€9 million	These refer to revenues from the Telecom Argentina group €9 million (€8 million in first half 2007) and from the Italtel group €1 million (€ 1 million in first half 2007).

Other income	€4 million	—	This refers to income from the Italtel group.

Acquisition of goods and services	€14 million	€9 million	These refer to costs for maintenance and assistance contracts from the Italtel group €11 million (€6 million in first half 2007) and TLC services from the Telecom Argentina group €3 million (€3 million in first half 2007).

Capital expenditures in tangible and intangible assets (on an accrual basis)	€150 million	€145 million	These refer to the purchase of telephone equipment from the Italtel group.

Balances with related parties as of
Items	June 30, 2008	December 31, 2007	Main transactions
Unaudited
Trade and miscellaneous receivables and other current assets	€7 million	€9 million	These refer to receivables for telecommunications services from the Telecom Argentina group €7 million (€8 million at 12/31/2007). At 12/31/2007 there were trade receivables from the Italtel group €1 million.

Miscellaneous payables and other non–current liabilities	€23 million	€23 million	These refer to the medium/long-term portion of the deferred revenues relating to the supply of “IRU” transmission capacity to Telecom Argentina S.A..

Trade and miscellaneous payables and other current liabilities	€78 million	€56 million	These refer to payables for the supply contracts connected with investment and operating activities to the Italtel group €75 million (€52 million at 12/31/2007), for telecommunications activities to the Telecom Argentina group €3 million (€4 million at 12/31/2007) of which 2 million represents the short-term portion of the deferral relating to the supply of “IRU” transmission capacity to Telecom Argentina S.A..

The Telecom Italia Group has also provided guarantees on behalf of associates and companies controlled by associates for a total of €91 million (€95 million at December 31, 2007) of which, on behalf of Tiglio I S.r.l. €54 million (€54 million at December 31, 2007), Aree Urbane S.r.l. €11 million (€11 million at December 31, 2007), Italtel group €16 million (€19 million at December 31, 2007) and other minor companies for €10 million (€11 million at December 31, 2007).

The following tables present the major economic, balance sheet and financial transactions and balance between companies consolidated line-by-line on one hand and parties related to Telecom Italia S.p.A. through Directors, Statutory Auditors and Key Managers on the other.

With the election of the board of directors approved by the shareholders’ meeting held on April 14, 2008 and with the expiry of the term of office of the directors Stefano Cao and Renzo Capra, the companies of the Eni and Asm groups are no longer considered related parties; accordingly, the economic and capital expenditure transactions with those companies refer to the period to March 31, 2008.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Instead, beginning April 1, 2008, the companies reporting to the new directors Tarak Ben Ammar, Roland Berger, Elio Cosimo Catania and Berardino Libonati have been considered related parties.

With regard to the subsidiaries or other investee companies held by FB Group S.r.l., the majority shareholder, Franco Bernabè, resigned from all positions held in those companies from the time of his appointment in Telecom Italia and immediately commenced the sale (which has now been perfected) of Xaltia and Net Team.

Transactions with related parties in the six months ended June 30,
Items	2008	2007	Main transactions
Unaudited
Revenues	€430 million	€18 million

These refer to revenues: (i) for TLC services and leased movable property from the Eni group €8 million (€2 million in first half 2007), (ii) TLC services from: the Telefónica group €326 million, the Intesa SanPaolo group €63 million, the Edizione Holding group €5 million (€4 million in first half 2007), the Generali group €25 million (€4 million in first half 2007) and the Mediobanca group €3 million (€1 million in first half 2007).

In first half 2007 there were revenues for a total of €7 million from the Pirelli group, F.C. Internazionale Milano S.p.A. and the Merloni group.

Acquisition of goods and services	€302 million	€34 million

These refer to sponsorships and commissions paid for the sale of prepaid telephone cards to Autogrill S.p.A. (Edizione Holding group) (Edizione Holding group) €1 million (€1 million in first half 2007), supply of fuel by the Eni group €22 million (€8 million in first half 2007), insurance premiums and building leases by the Generali group €12 million (€4 million in first half 2007), TLC services by the Telefónica group €252 million, costs for credit recovery activities and factoring commissions by the Intesa SanPaolo group €11 million and services and applications for document management for final customers for €4 million by Net Team.

In first half 2007 there were costs for a total of €21 million from the Pirelli group, F.C. Internazionale Milano S.p.A. and Camfin S.p.A..

Employee benefits expenses	€2 million	€1 million	These refer to non-obligatory insurance for employees from the Generali group.

Finance income	€30 million	€6 million	This refers to income from the Intesa SanPaolo group €26 million and income from derivative contracts with the Mediobanca group €4 million (€6 million in first half 2007).

Finance expenses	€52 million	€9 million	These refer to expenses on derivative contracts from the Mediobanca group €19 million (€9 million in first half 2007) and interest expenses on short-term payables, finance leases and the sale of receivables with the Intesa SanPaolo group €33 million.

Capital expenditures in tangible and intangible assets (on an accrual basis)	€22 million	€51 million	These refer to the capitalization of costs in connection with (i) unbundling from the Telefónica group €21 million and (ii) the supply of hardware and software development relating to the operation of mini-sites accessible on the Mobile portal from Xaltia €1 million. In first half 2007 there were expenditures of €51 million for the purchase of modems and ADSL equipment from the Pirelli group.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Balances with related parties as of
Items	June 30, 2008	December 31, 2007	Main transactions
Unaudited

Securities, financial receivables and other financial assets	€5 million	—	These refer to fair value hedge derivatives put into place with the Intesa SanPaolo group.

Trade and miscellaneous receivables and other current assets	€366 million	€369 million	These mainly refer to the above-mentioned services under revenues from the Telefónica group €88 million (€91 million at 12/31/2007), from the Edizione Holding group €2 million (€2 million at 12/31/2007), from the Generali group €34 million (€9 million at 12/31/2007), from the Intesa SanPaolo group €242 million € 262 million at 12/31/2007). At 12/31/2007 there were receivables from the Eni group €4 million and the Mediobanca group €1 million.

Securities other than investments (current assets)	—	€7 million	At 12/31/2007 these referred to securities issued by the Mediobanca group.

Financial receivables and other current financial assets	€10 million	€13 million	These refer to fair value hedge derivatives put into place with the Intesa SanPaolo group €9 million (€12 million at 12/31/2007) and with the Mediobanca group €1 million (€1 million at 12/31/2007).

Cash and cash equivalents	€332 million	€277 million	These refer to current accounts and bank deposits with the Intesa SanPaolo group.

Non-current financial liabilities	€621 million	€581 million	These refer to non-current financial payables relating to the Term Loan Facility €68 million (€68 million at 12/31/2007), the Revolving Credit Facility €62 million (€62 million at 12/31/2007) and cash flow hedge derivatives €2 million with the Mediobanca group. They also refer to non-current financial payables relating to the Term Loan Facility €272 million (€259 million at 12/31/2007), the Revolving Credit Facility €136 million (€126 million at 12/31/2007) and fair value hedge derivatives €55 million (€41 million at 12/31/2007), loans €14 million (€9 million at 12/31/2007) and finance lease liabilities €12 million (€16 million at 12/31/2007) with the Intesa SanPaolo group.

Miscellaneous payables and other non-current liabilities	€3 million	€1 million	These refer to the deferral relating to the supply of “IRU” transmission capacity to the Telefónica group.

Current financial liabilities	€288 million	€164 million	These refer to fair value hedge derivatives put into place with the Mediobanca group €56 million (€44 million at 12/31/2007). These also refer to current accounts €180 million (€66 million at 12/31/2007), fair value hedge derivatives €5 million (€5 million at 12/31/2007), finance lease liabilities €7 million (€6 million at 12/31/2007) and financial payables €40 million (€43 million al 212/31/2007) with the Intesa SanPaolo group.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Balances with related parties as of
Items	June 30, 2008	December 31, 2007	Main transactions
Unaudited
Trade and miscellaneous payables and other current liabilities	€331 million	€200 million	These refer to payables to: the Telefónica group €127 million (€103 million at 12/31/2007), the Intesa SanPaolo group €198 million (€80 million at 12/31/2007), the Mediobanca group €1 million (€2 million at 12/31/2007), the Generali group €2 million and Net Team €3 million. At 12/31/2007 there were trade payables to the Eni group €14 million and the Edizione Holding group €1 million.

The following tables present the major economic, balance sheet and financial transactions and balances between companies consolidated line-by-line on one hand and pension funds for employees of the companies of the Telecom Italia Group on the other.

Transactions with related parties in the six months ended
Items	June 30, 2008	June 30, 2007	Main transactions
Unaudited
Employee benefits expenses	€46 million	€14 million	These refer to the contribution made to pension funds of which €35 million for Telemaco (€9 million in first half 2007), €7 million for Fontedir (€3 million in first half 2007) and €4 million for other Italian and foreign pension funds (€2 million in first half 2007).

Balances with related parties as of
Items	June 30, 2008	December 31, 2007	Main transactions
Unaudited
Trade and miscellaneous payables and other current liabilities	€31 million	€31 million	These refer to contributions payable to pension funds of which €24 million for Telemaco (€24 million al 12/31/2007), €5 million for Fontedir (€5 million al 12/31/2007) and €2 million for other Italian and foreign pension funds (€2 million al 12/31/2007).

The following is a brief description of the contents of the main contracts between the Telecom Italia Group and related parties.

Contracts with:

Aree Urbane S.r.l.

Revenue related

These refer to a medium/long-term loan made and regulated by the shareholders’ agreements.

Asscom Insurance Brokers S.r.l.

Revenue related/Expense related

This refers to an insurance broker and consulting contract regarding the policies of the Italian and foreign companies of the Group, transactions with insurance companies and the transfer of a portion of the sales commissions on the insurance premiums to Telecom Italia.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

ETECSA

Revenue related

The main contracts relate to:

•	international telecommunications and roaming services;

•	technical assistance supplied by Telecom Italia S.p.A.;

•	recovery of costs for off-site personnel.

Expense related

The main contracts relate to international telecommunications and roaming services.

LI.SIT S.p.A.

Revenue related

The contract refers to the information network for the social health system of the Lombardy Region, rendering online services available to all the regional health structures, by supplying:

•	cards with microchips for all citizens and health operators in Lombardy;

•	outsourcing services for the management of the Internet Data Center and hardware and software system;

•	professional consulting and applications for the implementation and management of the system.

Movenda S.p.A.

Expense related

The main contracts refer to:

•	purchase and development of computer solutions;

•	SIM card analyses, development and certification;

•	applications software development for SIM card laboratories and mobile handsets.

NordCom S.p.A.

Revenue related

The main contracts refer to the supply of data network connections and software applications, call center services and the recovery of costs for off-site personnel.

Expense related

The main contract refers to the purchase and development of computer solutions.

Telbios S.p.A.

Revenue related

The main contracts cover the supply of telephone services, ADSL lines, the recovery of cost for off-site personnel and the sale of a building.

Expense related

The main contracts refer to the supply of call center services, professional services, audio/video products and hardware systems and software for the remote medicine offering.

Teleleasing S.p.A.

Revenue related

The contracts relate to the application of the cooperation agreement signed in 2000. By virtue of this agreement, Telecom Italia assigned Teleleasing the role of financial partner for its commercial offerings to customers that purchase by lease instead of by outright purchase. Telecom Italia sells the equipment to Teleleasing which, in turn, signs the lease contract with the customer; Telecom Italia sees to the collection of the lease payments.

Expense related

The main contracts refer both to the finance lease of telephone systems to Telecom Italia and its subsidiaries, the purchase cost of assets sold under leasing arrangements to Telecom Italia customers which did not exercise the purchase option and the finance lease of a building.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Tiglio I S.r.l.

Revenue related

The main contracts call for the supply of telephone services.

Expense related

The main contracts refer to:

•

lease of buildings (also premises housing telecommunications equipment) with an expiration date in 2021 and the possibility of tacit renewal, unless notice of termination is given by Telecom Italia, for successive periods of six years, at the same terms and conditions as originally agreed;

•	lease of buildings solely for office use, for standard lease periods.

Tiglio II S.r.l.

Expense related

The main contracts refer to the lease of buildings (also premises housing telecommunications equipment) with an expiration date of 2021 and the possibility of tacit renewal, unless notice of termination is given, by Telecom Italia for successive periods of six years, at the same terms and conditions as originally agreed.

* * *

Telecom Argentina Group

Revenue related

The main contracts refer to:

•	technical assistance provided by Telecom Italia for broadband development and for the study and implementation of Value Added Services;

•	supply of evolved platforms;

•	data and voice services and the supply of “IRU” transmission capacity;

•	international telecommunications and roaming services.

Expense related

The main contracts relate to international telecommunications and roaming services.

Italtel Group

Revenue related

The main contracts provide for the supply of telephone, data transmission and contact center services and the sale of LAN and MAN networks.

Expense related

The main contracts provide for:

•	supply and maintenance of traditional switching and innovative switching (VoIP) equipment and the relative installation services;

•	supply of innovative equipment and their maintenance for the data networks using CISCO technology;

•	software upgrades to meet security and changes in data transfer standards;

•	development and upgrades for legacy and innovative platforms;

•	supply of products and services for expansion of the network.

* * *

Asm Group

Revenue related

The main contracts refer to the supply of telephone services.

Expense related

The main contracts provide for the supply of gas and electricity.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

A.T.M. Group

Revenue related

The main contracts refer to the supply of the company data network and personalized services.

Edizione Holding Group

Revenue related

The main contracts provide for the supply of telephone and data transmission services that are operated by outsourcing with dedicated assistance.

Expense related

The main contracts refer to:

•	company sponsorships and sports events;

•	television rights and internet rights connected with sports events;

•	commissions paid to Autogrill S.p.A. for the sale of prepaid telephone cards;

•	occupancy charges for the public telephones located at structures;

•	remuneration for the post of director held in Telecom Italia.

Eni Group

Revenue related

The main contracts provide for the supply of telephone and data transmission services, remote control satellite services and leasing of registered movable assets.

Expense related

The main contracts provide for the supply of fuel for cars, gas for heating, air transportation services and news information services.

FB Group

Revenue related

The main contracts refer to the sale of devices, the supply of connections (ADSL, ISDN, etc.) and telecommunications services.

Expense related

The main contracts refer to:

•	supply of services and applications for document management to the end customers of Telecom Italia S.p.A. by the company Net Team;

•	consulting and “pre-sale” design projects of security solutions, including the relative installation and maintenance, provided to end customers of Telecom Italia S.p.A. by Net Team;

•	supply of hardware and software development relating to the operation of mini-sites accessible on the Telecom Italia S.p.A.’s mobile portal by the Xaltia.

Generali Group

Revenue related

The main contracts provide for the supply of:

•	peripheral data networks;

•	high-speed data access and internet;

•	WAN and MAN fiber connections;

•	outsourcing of data networks and central and peripheral telephone systems;

•	telephone services and marketing of devices;

•	applications storage and services (security, certified e-mailing, call center management, applications software assistance).

It should be noted that as a result of an agreement signed in 2007, Telecom Italia is the sole supplier of telecommunications products and services for all of Generali’s foreign affiliates (in France, Portugal, Germany, Belgium, Austria and Spain); the contract is for five-year period.

Expense related

The main contracts refer to:

•	insurance policies to cover company risks through ASSCOM;

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

•	property leases through Società Generali Properties S.p.A.;

•	telephone assistance for social services campaign.

Intesa SanPaolo Group

Revenue related

The main contracts refer to:

•	current accounts, bank deposits and the sale of receivables by companies of the Telecom Italia Group;

•	fair value hedge derivatives on Telecom Italia Capital S.A. USD 1,000 million 6% bonds maturing 9/30/2034;

•	telephone services;

•	MPLS data network;

•	router rental;

•	applications platform and specialist services for managing the contact center;

•	LAN network management and security services;

•	Web hosting sites and text messaging;

•	ICT services.

Expense related

The contracts refer to the following:

•	Term Loan Facility (expiring 1/28/2010) and a Revolving Credit Facility (expiring 8/4/2014);

•	loans, current accounts and finance lease liabilities;

•	credit recovery activities;

•	sale of trade receivables;

•	offering of mobile banking services (account balances, account movements, securities movements, etc.) and top-up services through ATMs, internet, mobile banking;

•	trade payables taken over by Mediofactoring following the sale by the original creditor;

•	remuneration for the posts of directors held in Telecom Italia.

Mediobanca Group

Revenue related

The main contracts refer to:

•	fair value hedge derivatives relating to hedged items classified in current financial assets of a financial nature put into place by Telecom Italia S.p.A.;

•	telephone services, marketing of data and VoIP devices, risk management platform, MPLS national and international network outsourcing, internet access and SSL security solutions.

Expense related

The main contracts refer to the following:

•	Term Loan facility (expiring 1/28/2010) and Revolving Credit Facility (expiring 8/4/2014) where Mediobanca is one of the Initial Mandated Lead Arrangers and Bookrunners;

•	fair value hedge derivatives relating to CCIRS on Telecom Italia Capital S.A. bonds for USD 1,000 million, 4%, maturing 11/15/2008;

•	credit recovery and management of receivables arising from damages caused by third parties to Telecom Italia S.p.A. structures;

•	remuneration for the posts of directors held in Telecom Italia.

Telefónica Group

Revenue related

The main contracts refer to:

•	supply of software for vocal synthesis and recognition, integrated within the solutions that the companies sell to large public and private companies;

•	supply of “IRU” transmission capacity;

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

•	interconnection and roaming services;

•	broadband access fees.

Expense related

The main contracts refer to:

•	interconnection, roaming services, site sharing and co-billing arrangements;

•	broadband linesharing and unbundling;

•	remuneration for the posts of directors held in Telecom Italia.

***

Pension funds

Transactions regarding supplementary pension funds refer to payment of contributions for employer portion and employee portion.

***

Remuneration to key managers

“Key managers”, that are those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia, from January 1 to June 30, 2008 are the following:

Directors:
Gabriele Galateri di Genola	Chairman
Franco Bernabè	Chief Executive Officer

Managers:
Paolo Annunziato	Head of Public Affairs
Filippo Bettini [1]	Head of Strategy
Gustavo Bracco [2]	Head of Human Resources, Organization and Industrial Relations
Antonio Campo Dall’Orto [3]	Chief Executive Officer of Telecom Italia Media S.p.A. Head of Media Business Unit
Massimo Castelli [4]	Head of Domestic Fixed Services
Francesco Chiappetta	Head of General Counsel & Corporate and Legal Affairs
Oscar Cicchetti [5]	Head of Domestic Market Operations
Luca Luciani	Head of Domestic Mobile Services
Antonio Migliardi [6]	Head of Human Resources and Organization
Enrico Parazzini [7]	Head of Finance, Administration and Control
Stefano Pileri	Head of Technology & Operations
Germanio Spreafico	Head of Purchasing
Giovanni Stella [8]	Executive Deputy Chairman and Chief Executive Officer of Telecom Italia Media S.p.A. Head of Media Business Unit
Giampaolo Zambeletti [1]	Head of International Affairs

(1)	To February 3, 2008.
(2)	To April 30, 2008.
(3)	To May 8, 2008.
(4)	To March 9, 2008.
(5)	From February 4, 2008.
(6)	From May 9, 2008.
(7)	To August 8, 2008.
(8)	From May 9, 2008.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The total remuneration recorded for the period by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers, amounts to €22 million (€13 million in the first half of 2007) and can be broken down as follows:

	Six months ended June 30,
(millions of Euro)	2008		2007
	Unaudited
Short-term remuneration	8	(1)	10	(4)
Long-term remuneration	0.1	(2)	3	(5)

Employment termination benefit incentives	14	(3)	—

	22.1		13

(1)	of which €0.4 million recorded by the subsidiary TI Media S.p.A..
(2)	of which €0.1 million recorded by the subsidiary TI Media S.p.A..
(3)	of which €2 million recorded by the subsidiary TI Media S.p.A..
(4)	of which €0.4 million recorded by the subsidiary TI Media S.p.A..
(5)	of which €0.1 million recorded by the subsidiary TI Media S.p.A..

NOTE 23—STOCK OPTION PLANS OF THE TELECOM ITALIA GROUP

Telecom Italia S.p.A. Stock Option Plans

In the tables and in the descriptions of the stock option plans herein in order to render the representation of the options homogeneous with that of the underlying subscribable shares and to facilitate their measurement on the basis of the relevant subscription prices, the Group has used the concept of “equivalent options”, that means a quantity of options equal to the number of Telecom Italia ordinary shares actually subscribable following transactions which involved the Group (the merger of Telecom Italia S.p.A. in Olivetti S.p.A. in 2003 and the merger of TIM S.p.A. in Telecom Italia S.p.A. in 2005) post-merger. In this manner, the weighted average prices and the exercise prices indicated are consistent and directly comparable among each other.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The main features of the Telecom Italia stock option plans existing at December 31, 2007 and June 30, 2008 are summarized below:

						Original Grant		Exercise Period		Equivalent Options Outstanding at
Stock Option Plans (Date of Shareholders’ Meeting)	BoD Grant Date (Grantees)	Lot	Exchange Ratio (1)	Exercise Price of Options (euro) (2)	Exercise Price for Equivalent Options (euro) (3)	No. of Options	No. of Equivalent Options	from	to	12/31/2007	6/30/2008
Unaudited											Unaudited
2008 Top Plan (4/14/2008)	4/15/2008 (Executive Directors)	single	1	1.95	1.95	11,400,000	11,400,000	4/15/11	4/15/08	—	11,400,000

2002 Top Plan (6/12/2001- 5/26/2003)	2/13/2002 (16 Top Managers)	1°(*)	3.300871	9.203	2.788052	3,540,000	11,685,083	2/18/03	2/18/08	6,535,721	—
		2°	3.300871	9.203	2.788052	3,540,000	11,685,083	2/18/04	2/18/09	6,535,721	6,535,721
		3°	3.300871	9.203	2.788052	4,720,000	15,580,111	2/18/05	2/18/10	10,958,889	10,298,715

2002 Plan granted in March (12/15/1998 - 8/10/2000 - 5/3/2001- 5/26/2003)	3/26/2002 (Managers of the Group)
		1°(*)	3.300871	9.665	2.928015	8,987,400	29,666,248	3/3/03	3/3/08	13,824,437	—
		2°	3.300871	9.665	2.928015	8,987,400	29,666,248	3/3/04	3/3/09	14,713,214	13,476,384
		3°	3.300871	9.665	2.928015	11,983,200	39,554,997	3/3/05	3/3/10	21,039,616	19,390,508

2002 Plan granted in August (12/15/1998 - 8/10/2000 - 5/3/2001- 5/26/2003)	8/1/2002 (Managers of the Group)	1°(*)	3.300871	7.952	2.409061	252,000	831,819	3/3/03	3/3/08	663,473	—
		2°	3.300871	7.952	2.409061	252,000	831,819	3/3/04	3/3/09	663,473	663,473
		3°	3.300871	7.952	2.409061	336,000	1,109,093	3/3/05	3/3/10	884,631	884,631

2000-2002 Plan (12/18/1998 - 4/07/2005)	12/22/1999 (Managers of the Group)	1°	1.730000	6.420	3.710983	7,070,000	12,231,100	5/1/00	12/31/08	—	—
		2°	1.730000	6.420	3.710983	7,070,000	12,231,100	6/1/01	12/31/08	8,002,395	7,783,262
		3°	1.730000	6.420	3.710983	7,070,000	12,231,100	6/1/02	12/31/08	8,471,136	8,252,004

2002-2003 Plan (10/10/2000 - 4/07/2005)	2/12/2002 (Managers and employees of the Group )	1°	1.730000	5.670	3.277457	12,755,000	22,066,150	12/17/02	12/31/08	14,449,825	14,086,525
		2°	1.730000	5.670	3.277457	12,755,000	22,066,150	12/1/03	12/31/08	14,449,825	14,086,525

2003-2005 Plan (10/10/2000 - 4/7/2005)	5/6/2002 (Managers and employees of the Group)	1°(*)	1.730000	5.070	2.930636	16,685,667	28,866,204	5/2/03	5/31/08	725,042	—
		2°	1.730000	5.070	2.930636	16,685,666	28,866,202	5/24/04	5/31/09	920,186	920,186
		3°	1.730000	5.070	2.930636	16,685,667	28,866,204	12/22/04	5/31/10	1,271,377	1,271,377

Total										124,108,961	109,049,311

(1)	Number of Telecom Italia ordinary shares granted for the exercise of one option.
(2)	Original exercise price determined for the exercise of one option.
(3)	Subscription price of Telecom Italia ordinary shares that come from the exercise of the equivalent options.
(*)	Lot with deadlines for the exercise of the options expired in the first half of 2008.

During the first half of 2008 no options were exercised for any of the stock option plans.

The market value of Telecom Italia ordinary shares at June 30, 2008 and December 31, 2007 was respectively €1.273 and €2.13, both lower than the exercise prices per equivalent options for all the stock option plans at the respective dates.

Aggregate movements in all Telecom Italia stock option plans from December 31, 2007 to June 30, 2008 are presented in the following table:

	Number of Equivalent Options	Weighted Average Price per Equivalent Option
		(Euro)
Options outstanding at December 31, 2007	124,108,961	3.08

New grants (Unaudited)	11,400,000	1.95
Lapsed (1) (Unaudited)	5,445,746	3.02
Expired (2) (Unaudited)	21,013,904	2.87

Options outstanding at June 30, 2008 (Unaudited)	109,049,311	3.00

(1)	These options lapsed since they could no longer be exercised as a result of the termination of employment and/or for other reasons (e.g. relinquished by the interested party).
(2)	These equivalent options expired since they were not exercised during the stated period.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The following tables present, with reference to the Telecom Italia stock option plans existing at June 30, 2008 and December 31, 2007, grouped by the range of exercise price, the residual weighted average life and the weighted average grant price of the equivalent options:

	Equivalent options outstanding at June 30, 2008			Equivalent options exercisable at June 30, 2008
Range of Prices (Euro)	Equivalent Options	Residual Weighted Average Life	Weighted Average Grant Price	Equivalent Options	Weighted Average Grant Price
Unaudited
		(years)	(Euro)		(Euro)
1.95	11,400,000	5.79	1.95
2.41	1,548,104	1.24	2.40	1,548,104	2.40
2.78-2.94	51,892,891	1.27	2.88	51,892,891	2.88
3.27-3.72	44,208,316	0.50	3.43	44,208,316	3.43

	109,049,311			97,649,311

Range of Prices	Equivalent Options Outstanding and Exercisable at December 31, 2007
(Euro)	Equivalent Options	Residual Weighted Average Life	Weighted Average Grant Price
		(years)	(Euro)
2.41	2,211,577	1.27	2.41
2.78-2.94	76,524,203	1.33	2.88
3.27-3.72	45,373,181	1.00	3.43

	124,108,961

Additional information on the stock option plan approved by the shareholders’ meeting and introduced in the first half of 2008 is presented below.

The ordinary shareholders’ meeting of Telecom Italia S.p.A. held on April 14, 2008 approved the “2008 Top Plan” and the related transaction for the purchase and disposal of treasury shares to service the plan, conferring every power necessary and required to implement the purchase and the plan to the board of directors of the Company. The board, in its meeting held on April 15, 2008 approved the implementation of the plan, granting 3,000,000 options in favor of the chairman and 8,400,000 in favor of the chief executive officer, at an exercise price of €1.95 per option.

The options can be exercised at the end of the vesting period, which will be for a period of three years starting from the grant date, on condition that the grantees remain as directors of the Company up to the date of the shareholders’ meeting called to approve the financial statements for the year 2010 and except in the case of pre-set hypotheses for early vesting of part of the options granted.

The exercisability of 75% of the options granted is not dependent on performance parameters while the remaining 25% of the options granted are subject to the relative performance of the Total Shareholder Return (TSR) of Telecom Italia compared to the Total Shareholder Return of the 10 major companies (in terms of their weight in the index) in the DJ STOXX TLC.

At the moment of vesting, the following can be exercised:

-	100% of the options subject to performance indicators if the TSR of Telecom Italia reaches the third quartile of the panel of reference;

-	50% of the options subject to performance indicators if the TSR of Telecom Italia reaches the mid-point of the panel of reference.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The options subject to performance indicators will lapse if the TSR of Telecom Italia does not reach the mid-point of the panel of reference.

The number of options exercisable will be ascertained at the end of the performance measuring period.

The exercisability of the options is valid for a period of three years starting from the end of the vesting date (or from the time of the early vesting date). Options that are not exercised by end of the exercisability period will lapse. Subject to maintenance of the directorships, for one year from the Vesting date a maximum of 50% of the Shares acquirable by exercising the exercisable Options will be available to the Beneficiaries.

The fair value of the options of the 2008 Top Plan was determined by reference to the grant date (April 15, 2008), applying the Montecarlo method and using the following calculation parameters:

•	exercise price: €1.95 per share;

•

current price: in relation to the performance targets set in the Plan, the market prices at the grant date of Telecom Italia and other shares of leading companies in the telecommunications sector were considered;

•

volatility: in relation to the performance targets set in the Plan, the volatility values were considered for Telecom Italia and other shares of leading companies in the telecommunications sector; at the measurement date, the implicit volatility of the relevant shares was assumed to be that observed on options negotiated for maturities of one year and where not available the volatility of the options closest to that maturity; finally, in the absence of options for that period, the volatility values were assumed to be the historical volatility of one year;

•	option period: three years for the vesting period (from April 15, 2008 to April 15, 2011) and three years for the exercise period (from April 15, 2011 to April 15, 2014);

•	expected dividends: dividends were assumed to be constant over the life of the options on the basis of the latest dividends paid;

•

risk-free interest rate: this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with maturities commensurate with the life of the option.

The fair value of the options of the 2008 Top Plan was determined at €2.6 million in total and will be recognized in equity over the vesting period of the options with a corresponding entry to “Employee benefits expenses” in the income statement. The amount recorded for the first half of 2008 refers to the period April 15 to June 30, 2008.

Share Granting Performance Plan

The Telecom Italia board of directors in its meeting of August 8, 2008 passed a resolution to implement the ordinary shares bonus granting plan “Performance Share Granting” approved by the shareholders’ meeting held on April 16, 2007. The plan consists of granting the beneficiaries (identified as resources with key roles in Telecom Italia or its subsidiaries) the right to the bonus granting of shares for a pre-set maximum and variable number according to the period of each single grantee’s effective participation in the plan and the extent to which the pre-set share performance targets have been reached (reference should be made to the specific prospectus published on August 9, 2008).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Telecom Italia Media S.p.A. Stock Option Plans

The main features of the Telecom Italia Media stock option plans existing at December 31, 2007 and June 30, 2008 are summarized below:

							Exercise period		Options outstanding at
Stock Option Plans (Date of shareholders’ meeting)	BoD Grant Date (Grantees)	Lot		Exchange ratio (1)	Exercise Price of Options (euro)	No. of Options Originally granted	from	to	12/31/2007	6/30/2008
Unaudited										Unaudited
2002 Key People Plan (11/20/2000 and additions of 5/10/2001, 7/30/2001 and 12/11/2001)	5/17/2002 (Managers and employees of the Group)	1	°(*)	1.000	0.8532	13,920,000	5/1/03	5/31/08	675,000	—
		2	°(*)	1.000	0.8532	13,920,000	5/1/04	5/31/08	675,000	—
		3	°(*)	1.000	0.8532	18,560,000	5/1/05	5/31/08	900,000	—
2005 Plan (11/20/2000 and additions of 5/10/2001, 7/30/2001 and 12/11/2001)	2/23/2005 (Managers and employees of the Group)	1	°	1.000	0.3826	15,890,000	7/11/05	12/31/08	2,114,830	2,114,830
		2	°	1.000	0.3826	11,917,500	1/5/06	12/31/08	5,237,500	5,080,000
		3	°	1.000	0.3826	11,917,500	1/8/07	12/31/08	9,450,000	8,767,500

Total									19,052,330	15,962,330

(1)	Number of Telecom Italia Media ordinary shares granted for the exercise of one option.
(*)	During the first half of 2008, the stated period expired for the exercise of the options of the “2002 Key People Plan”.

During the first half of 2008, no new stock option plans were introduced and no options were exercised for the existing stock option plans.

The market value of Telecom Italia Media ordinary shares at June 30, 2008 and December 31, 2007 was equal respectively to €0.0984 and €0.24, both lower than the exercise price for the options of each stock option plan.

Aggregate movements in all Telecom Italia Media stock option plans from December 31, 2007 to June 30, 2008 are presented in the following table:

	Number of Options	Weighted Average Price per Option
		(Euro)
Options outstanding at December 31, 2007	19,052,330	0.44
Lapsed (1) (Unaudited)	840,000	0.38
Expired (2) (Unaudited)	2,250,000	0.85

Options outstanding at June 30, 2008 (Unaudited)	15,962,330	0.38

(1) These options lapsed since they could no longer be exercised as a result of the termination of employment and/or for other reasons (e.g. relinquished by the interested party).
(2) These equivalent options expired since they were not exercised during the stated period.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The following tables present, with reference to the Telecom Italia Media stock option plans existing at June 30, 2008 and December 31, 2007, grouped by the range of exercise price, the residual weighted average life and the weighted average grant price of the options:

Range of Prices	Options Outstanding and Exercisable at June 30, 2008
(Euro)	Options	Residual Weighted Average Life	Weighted Average Grant Price
Unaudited
		(years)	(Euro)
0.38	15,962,330	0.5	0.38

	15,962,330

Range of Prices	Options Outstanding and Exercisable at December 31, 2007
(Euro)	Options	Residual Weighted Average Life	Weighted Average Grant Price
		(years)	(Euro)
0.38	16,802,330	1.00	0.38
0.85	2,250,000	0.42	0.85

	19,052,330

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 24—OTHER INFORMATION

	Balance sheet items— Period—end exchange rates as of		Income statement items—Average exchange rates for the six months ended
(Local Currency units for 1 Euro)	June 30, 2008	December 31, 2007	June 30, 2008	June 30, 2007
	Unaudited		Unaudited
Europe
CHF Swiss Franc	1.60560	1.65470	1.60654	1.63185
GBP Pound Sterling	0.79225	0.73335	0.77532	0.67478
TRY Turkish Lira	1.93230	1.71700	1.88989	1.81830
North America
CAD Canadian Dollar	1.59420	1.44490	1.54036	1.50842
U.S. Dollar	1.57640	1.47210	1.53061	1.32944
Central and South America
VEF Venezuelan Bolivar fuerte (*)	3.38500	—	3.28667	—
VEB Venezuelan Bolivar (*)	—	3,161.04000	—	2,858.29600
BOB Bolivian	11.31330	11.22480	11.39702	10.54273
PEN Peruvian Nuevo Sol	4.67041	4.40894	4.36040	4.22759
ARS Argentine Peso	4.76603	4.63693	4.80150	4.10782
CLP Chilean Peso	827.61700	733.03200	714.78984	709.05585
COP Colombian Peso	2,993.82000	2,969.59000	2,809.03803	2,818.13421
MXN Mexican Peso	16.22980	16.05470	16.24081	14.55307
BRL Brazilian Real	2.50947	2.60753	2.59480	2.71896
Other countries
HKD Hong Kong Dollar	12.29430	11.48000	11.93458	10.38598
SGD Singapore Dollar	2.14460	2.11630	2.12275	2.03155
ILS Israeli Shekel	5.28239	5.66514	5.38726	5.51534
JPY Japanese Yen	166.44000	164.93000	160.63433	159.62760

Source: data processed by the European Central Bank, Reuters and major Central Banks.

(*)	Beginning 1/1/2008, the Venezuelan bolivar (VEB) was replaced by the Venezuelan bolivar fuerte (VEF) with a ratio of 1 to 1,000.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 25—EVENTS SUBSEQUENT TO JUNE 30, 2008

TELECOM ITALIA S.p.A. UNDER INVESTIGATION PURSUANT TO LEGISLATIVE DECREE 231/2001

In July 2008, Telecom Italia was notified of a summons to appear and was simultaneously advised that it was under investigation for unfair administrative practices under Legislative Decree 231/2001. Additional information is provided in the “Note 18—Potential liabilities and assets, commitments and other guarantees”.

PLACEMENT OF “SCHULDSCHEIN” DEBT CERTIFICATES

On July 31, 2008, Telecom Italia Finance S.A. placed an issue of 5-year debt certificates denominated “Schuldschein” with a value date of August 7, 2008 for a nominal amount of euro 250,000,000, at an annual coupon rate of 6.25% with an issue price of 99.23%; the certificates are guaranteed by Telecom Italia S.p.A..

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 26—LIST OF COMPANIES OF THE TELECOM ITALIA GROUP

The list is divided by type of investment, consolidation method and business segment.

The following is indicated for each company: name, head office, country and share capital in the original currency, in addition to the percentage holding of share capital, the percentage of voting rights in the ordinary shareholders’ meeting if different than the percentage holding of share capital, and which companies hold the investment.

Telecom Italia Group

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
PARENT COMPANY
TELECOM ITALIA S.p.A.	MILAN	EUR	10,673,803,325
	(ITALY)

Companies consolidated on a line-by-line basis

DOMESTIC BUSINESS UNIT
ELETTRA TLC S.p.A.	ROME	EUR	10,329,200	70.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
(services rendered in connection with submarine cable systems for telecommunications)	(ITALY)
I.T. TELECOM S.r.l.	POMEZIA	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
(software development and software consulting)	(ROME – ITALY)
LATIN AMERICAN NAUTILUS ARGENTINA S.A.	BUENOS AIRES	ARS	9,998,000	95.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(ARGENTINA)			5.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
LATIN AMERICAN NAUTILUS BOLIVIA SRL	LA PAZ	BOB	6,730,600	99.9985		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
(installation and maintenance of submarine cable systems)	(BOLIVIA)			0.0015		LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS BRASIL Ltda	RIO DE JANEIRO	BRL	6,850,598	99.9999		LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda
(installation and maintenance of submarine cable systems)	(BRAZIL)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda	RIO DE JANEIRO	BRL	8,844,866	99.9999		LATIN AMERICAN NAUTILUS Ltd
(holding company)	(BRAZIL)			0.0001		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
LATIN AMERICAN NAUTILUS CHILE S.A.	SANTIAGO	CLP	12,048,300,586	100.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(CHILE)
LATIN AMERICAN NAUTILUS COLOMBIA Ltda	BOGOTA’	COP	240,225,000	99.9996		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(COLOMBIA)
LATIN AMERICAN NAUTILUS Ltd	DUBLIN	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
(installation and maintenance of submarine cable systems)	(IRELAND)
LATIN AMERICAN NAUTILUS MEXICO S.A.	MEXICO D.F.	MXN	100,000	99.9900		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(MEXICO)			0.0100		LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS PANAMA S.A.	PANAMA	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)
LATIN AMERICAN NAUTILUS PERU’ S.A.	LIMA	PEN	56,865,179	100.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(PERÙ)
LATIN AMERICAN NAUTILUS SERVICE Inc.	FLORIDA	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS USA Inc.
(installation and maintenance of submarine cable systems)	(USA)
LATIN AMERICAN NAUTILUS St. Croix LLC	VIRGIN ISLANDS	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(USA)
LATIN AMERICAN NAUTILUS USA Inc.	FLORIDA	USD	20,000	100.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(USA)
LATIN AMERICAN NAUTILUS VENEZUELA C.A.	CARACAS	VEB	981,457	100.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(VENEZUELA)

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
LOQUENDO S.p.A.	TURIN	EUR	3,573,741	99.9846		TELECOM ITALIA S.p.A.
(research, development and marketing of technologies and equipment regarding voice synthesis recognition and/or interaction)	(ITALY)
MATRIX S.p.A.	MILAN	EUR	2,100,000	100.0000		TELECOM ITALIA S.p.A.
(internet services)	(ITALY)
MED-1 (NETHERLANDS) B.V.	AMSTERDAM	EUR	18,200	100.0000		MED-1 SUBMARINE CABLES Ltd
(holding company)	(HOLLAND)
MED-1 ITALY S.r.l.	ROME	EUR	548,477	100.0000		MED-1 (NETHERLANDS) B.V.
(installation and management submarine cable systems in Italian seas)	(ITALY)
MED-1 SUBMARINE CABLES Ltd	RAMAT GAN	ILS	55,886,866	99.9123		TELECOM ITALIA SPARKLE S.p.A.
(installation and management of cable Lev)	(ISRAEL)
MEDITERRANEAN NAUTILUS BV	AMSTERDAM	EUR	18,003	100.0000		MEDITERRANEAN NAUTILUS Ltd
(holding company)	(HOLLAND)
MEDITERRANEAN NAUTILUS GREECE S.A.	ATHENS	EUR	111,600	100.0000		MEDITERRANEAN NAUTILUS B.V.
(installation and maintenance of submarine cable systems)	(GREECE)
MEDITERRANEAN NAUTILUS ISRAEL Ltd	RAMAT GAN	ILS	1,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
(telecommunications services, installation and management of submarine cable systems)	(ISRAEL)
MEDITERRANEAN NAUTILUS ITALY S.p.A.	ROME	EUR	3,100,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
(installation and management of submarine cable systems)	(ITALY)
MEDITERRANEAN NAUTILUS Ltd	DUBLIN	USD	153,259	100.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
(telecommunications services, installation and management of submarine cable systems)	(IRELAND)
MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI	ISTANBUL	TRY	350,000	99.9989		MEDITERRANEAN NAUTILUS B.V.
(telecommunications services)	(TURKEY)			0.0003		MEDITERRANEAN NAUTILUS Ltd
				0.0003		MEDITERRANEAN NAUTILUS ITALY S.p.A.
				0.0003		MEDITERRANEAN NAUTILUS ISRAEL Ltd
				0.0003		MEDITERRANEAN NAUTILUS GREECE S.A.
OLIVETTI MULTISERVICES S.p.A.	MILAN	EUR	20,337,161	100.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)
PATH.NET S.p.A.	ROME	EUR	25,800,000	100.0000		TELECOM ITALIA S.p.A.
(networking systems and telecommunications)	(ITALY)
TECNOSERVIZI MOBILI S.r.l.	ROME	EUR	26,000	51.0000		TELECOM ITALIA S.p.A.
(management of movable assets)	(ITALY)
TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES- SCARL	MILAN	EUR	2,750,000	81.8182		TELECOM ITALIA S.p.A.
(internal auditing for the Telecom Italia Group)	(ITALY)			18.1818		TELECOM ITALIA MEDIA S.p.A.
TELECOM ITALIA NETHERLANDS B.V.	AMSTERDAM	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(HOLLAND)
TELECOM ITALIA SAN MARINO S.p.A.	ROVERETA- FALCIANO	EUR	1,808,000	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services in San Marino)	REPUBLIC OF SAN MARINO			0.0001		TELECOM ITALIA S.p.A.
TELECOM ITALIA SPAIN SL UNIPERSONAL	MADRID	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SPAIN)
TELECOM ITALIA SPARKLE LUXEMBOURG S.A.	LUXEMBOURG	EUR	41,625,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(holding company)	(LUXEMBOURG)
TELECOM ITALIA SPARKLE OF NORTH AMERICA INC.	NEW YORK	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications and promotional services)	(USA)
TELECOM ITALIA SPARKLE S.p.A.	ROME	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.
(public and private telecommunication services management)	(ITALY)
TELECOM ITALIA SPARKLE SINGAPORE PTE. LTD	SINGAPORE	USD	5,121,120	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)				0.0001		TELECOM ITALIA SPARKLE OF NORTH AMERICA INC.
TELECONTACT CENTER S.p.A.	NAPLES	EUR	770,000	100.0000		TELECOM ITALIA S.p.A.
(telemarketing services)	(ITALY)
TELEFONIA MOBILE SAMMARINESE S.p.A.	SAN MARINO	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
(mobile telephony services)	REPUBLIC OF SAN MARINO
TELEMEDIA INTERNATIONAL USA Inc.	NEW JERSEY	USD	154,022,889	100.0000		TMI – TELEMEDIA INTERNATIONAL Ltd
(telecommunications services)	(USA)
TELENERGIA S.r.l.	ROME	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.
(import, export, purchase, sale and exchange of electrical energy)	(ITALY)
TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A.	TURIN	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.
(manufacturing and sale of systems for encrypted telecommunications)	(ITALY)
THINX-SM TELEHOUSE INTERNET EXCHANGE S.r.l.	DOGANA	EUR	25,800	99.0000		TELECOM ITALIA SAN MARINO S.p.A.
(housing and hosting)	REPUBLIC OF SAN MARINO			1.0000		TELECOM ITALIA SPARKLE S.p.A.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TI BELGIUM S.P.R.L. – B.V.B.A	BRUSSELS	EUR	3,000,000	99.9967		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(BELGIUM)
TI GERMANY GmbH	FRANKFURT	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(GERMANY)
TI SWITZERLAND GmbH	ZURICH	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SWITZERLAND)
TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNICATIONDIESTE GMBH	VIENNA	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(AUSTRIA)
TI UNITED KINGDOM Ltd	LONDON	GBP	4,150,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(UK)
TIS France S.A.S.	PARIS	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(installation and maintenance of telecommunication services for fixed network and relating activities)	(FRANCE)
TMI – TELEMEDIA INTERNATIONAL Ltd	LONDON	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(UK)
TMI TELEMEDIA INTERNATIONAL DO BRASIL LTDA	SAO PAULO	BRL	8,909,639	100.0000		TMI – TELEMEDIA INTERNATIONAL Ltd
(telecommunications services)	(BRAZIL)

EUROPEAN BROADBAND BUSINESS UNIT
BBEYOND B.V.	HOOFDDORP	EUR	18,000	100.0000		BBNED N.V.
(telecommunications services)	(HOLLAND)
BBNED N.V.	HOOFDDORP	EUR	82,430,000	99.9939		TELECOM ITALIA INTERNATIONAL N.V.
(telecommunications services)	(HOLLAND)			0.0061		BBNED N.V.
HANSENET TELEKOMMUNIKATION GmbH	HAMBURG	EUR	91,596,500	100.0000		TELECOM ITALIA DEUTSCHLAND HOLDING GmbH
(telecommunications services)	(GERMANY)
INTERNLNET B.V.	NIJMEGEN	EUR	39,960	100.0000		BBNED N.V.
(internet services)	(HOLLAND)
TELECOM ITALIA DEUTSCHLAND HOLDING GmbH	HAMBURG	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.
(holding company)	(GERMANY)

BRAZIL MOBILE BUSINESS UNIT
TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	6,067,040,293	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
(holding company)	(BRAZIL)
TIM CELULAR S.A.	SAO PAULO	BRL	7,731,647,115	100.0000		TIM PARTICIPAÇÕES S.A.
(mobile telephony operator)	(BRAZIL)
TIM NORDESTE S.A.	JABOATÃO DOS	BRL	1,635,581,953	100.0000		TIM CELULAR S.A.
(mobile telephony operator)	GUARARAPES
	(BRAZIL)
TIM PARTICIPAÇOES S.A.	RIO DE JANEIRO	BRL	7,613,610,143	69.8513	81.3183	TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
(holding company)	(BRAZIL)

MEDIA BUSINESS UNIT
BEIGUA S.r.l.	ROME	EUR	51,480	51.0004		TELECOM ITALIA MEDIA BROADCASTING S.r.l.
(purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	(ITALY)
GIALLO VIAGGI.IT S.r.l. (in liquidation)	MILAN	EUR	10,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
(research, design, development, production of information and telematic products for tourism)	(ITALY)
MTV ITALIA S.r.l.	ROME	EUR	12,151,928	51.0000		TELECOM ITALIA MEDIA S.p.A.
(services in the field of radio and TV broadcasting. Production and sale of radio, TV and cinema programs)	(ITALY)
MTV PUBBLICITA’ S.r.l.	MILAN	EUR	10,400	100.0000		MTV ITALIA S.r.l.
(advertising agency)	(ITALY)
TELECOM ITALIA MEDIA BROADCASTING S.r.l.	ROME	EUR	15,000,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
(purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	(ITALY)
TELECOM ITALIA MEDIA S.p.A.	ROME	EUR	100,510,259	65.7069	66.7962	TELECOM ITALIA S.p.A.
(management of all activities connected with the handling of information)	(ITALY)			2.2471	2.2846	TELECOM ITALIA FINANCE S.A.
TELECOM MEDIA NEWS S.p.A.	ROME	EUR	120,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
(multimedia journalistic information)	(ITALY)

OLIVETTI BUSINESS UNIT
ADVALSO S.p.A.	IVREA	EUR	500,000	100.0000		OLIVETTI S.p.A.
(planning, production and servicing of telecommunication services and product)	(TURIN – ITALY)
OLIVETTI ARGENTINA S.A.C.e.I. (in liquidation)	BUENOS AIRES	ARS	7,590,000	100.0000		OLIVETTI INTERNATIONAL B.V.
(sale and maintenance of office equipment)	(ARGENTINA)
OLIVETTI AUSTRIA G.m.b.H (in liquidation)	VIENNA	EUR	36,336	100.0000		OLIVETTI INTERNATIONAL B.V.
(sale of office equipment and accessories)	(AUSTRIA)
OLIVETTI DE PUERTO RICO, Inc.	SAN JUAN	USD	1,000	100.0000		OLIVETTI INTERNATIONAL B.V.
(office equipment in the United States and Central America)	(PUERTO RICO)
OLIVETTI DEUTSCHLAND GmbH	NURNBERG	EUR	25,600,000	100.0000		OLIVETTI INTERNATIONAL B.V.
(sale of office equipment and holding company)	(GERMANY)

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
OLIVETTI ENGINEERING S.A.	YVERDON LES BAINS	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A.
(product research and development based on ink-jet technology)	(SWITZERLAND)
OLIVETTI ESPANA S.A.	BARCELONA	EUR	1,229,309	99.9912		OLIVETTI INTERNATIONAL B.V.
(sale and maintenance of office equipment, consulting and telematic network management)	(SPAIN)
OLIVETTI FRANCE S.A.	PUTEAUX	EUR	2,200,000	100.0000		OLIVETTI INTERNATIONAL B.V.
(sale of office equipment and software)	(FRANCE)
OLIVETTI I-JET S.p.A.	ARNAD	EUR	15,000,000	100.0000		OLIVETTI S.p.A.
(manufacture and sale of products and accessories for office equipment)	(AOSTA – ITALY)
OLIVETTI INTERNATIONAL B.V.	AMSTERDAM	EUR	355,027,092	100.0000		OLIVETTI S.p.A.
(holding company)	(HOLLAND)
OLIVETTI S.p.A.	IVREA	EUR	126,000,000	100.0000		TELECOM ITALIA S.p.A.
(manufacture and sale of products and accessories for office equipment)	(TURIN – ITALY)
OLIVETTI UK Ltd.	MILTON KEYNES	GBP	6,295,712	100.0000		OLIVETTI INTERNATIONAL B.V.
(sale of office equipment)	(UK)
TIESSE S.c.p.A.	ROME	EUR	103,292	61.0000		OLIVETTI S.p.A.
(installation and assistance for electronic, computer, telematic and telecommunications equipment)	(ITALY)
TOP SERVICE S.p.A. (in liquidation)	MODUGNO	EUR	293,618	91.2069		OLIVETTI S.p.A.
(electronic diagnostics and repairs of computer products)	(BARI – ITALY)

OTHER OPERATIONS
ASCAI SERVIZI S.r.l. (in liquidation)	ROME	EUR	73,337	64.9599		SAIAT SOCIETA’ ATTIVITA’INTERMEDIE AUSILIARIE TLC P.A.
(strategy and communication processes promotion)	(ITALY)
BRASILCO S.r.l. (in liquidation)	MILAN	EUR	10,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
(holding company)	(ITALY)
DIASPRON DO BRASIL S.A. (in liquidation)	SAO PAULO	BRL	5,135,417	100.0000		TELECOM ITALIA LATAM S.A.
(manufacture and export of typewriters and printers)	(BRAZIL)
EMSA Servizi S.p.A. (in liquidation)	ROME	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.
(real estate services management)	(ITALY)
ETI – EURO TELECOM INTERNATIONAL N.V.	AMSTERDAM	EUR	50,050	100.0000		ICH – INTERNATIONAL COMMUNICATION HOLDING N.V.
(holding company)	(HOLLAND)
ICH – INTERNATIONAL COMMUNICATION HOLDING N.V.	AMSTERDAM	EUR	50,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
(holding company)	(HOLLAND)
IRIDIUM ITALIA S.p.A. (in liquidation)	ROME	EUR	2,575,000	65.0000		TELECOM ITALIA S.p.A.
(satellite telecommunications services)	(ITALY)
MULTIDATA S/A ELETRONICA INDUSTRIA E COMERCIO (in liquidation)	MANAUS	BRL	5,583,350	100.0000		TELECOM ITALIA LATAM S.A.
(manufacture and export of typewriters and printers)	(BRAZIL)
NETESI S.p.A. (in liquidation)	MILAN	EUR	434,715	100.0000		TELECOM ITALIA S.p.A.
(telecommunications and multimedia services)	(ITALY)
OFI CONSULTING S.r.l.	IVREA	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.
(administrative consulting)	(TURIN – ITALY)
OLIVETTI GESTIONI IVREA S.r.l.	IVREA	EUR	100,000	100.0000		TELECOM ITALIA S.p.A.
(real estate services)	(TURIN – ITALY)
OLIVETTI HOLDING B.V.	AMSTERDAM	EUR	15,882,770	100.0000		TELECOM ITALIA FINANCE S.A.
(financing company)	(HOLLAND)
SAIAT SOCIETA’ ATTIVITA’ INTERMEDIE AUSILIARIE TLC P.A.	TURIN	EUR	35,745,120	100.0000		TELECOM ITALIA S.p.A.
(financing company)	(ITALY)
SHARED SERVICE CENTER S.r.l.	MILAN	EUR	1,756,612	100.0000		TELECOM ITALIA S.p.A.
(planning, design, installation running of computer services)	(ITALY)
TECO SOFT ARGENTINA S.A. (in liquidation)	BUENOS AIRES	ARS	12,000	99.9917		TELECOM ITALIA S.p.A.
(design, Development and sale of software)	(ARGENTINA)
TELECOM ITALIA CAPITAL S.A.	LUXEMBOURG	EUR	2,336,000	99.9990		TELECOM ITALIA S.p.A.
(financing company)	(LUXEMBOURG)			0.0010		TELECOM ITALIA FINANCE S.A.
TELECOM ITALIA FINANCE S.A.	LUXEMBOURG	EUR	542,090,241	99.9999		TELECOM ITALIA S.p.A.
(financing company)	(LUXEMBOURG)
TELECOM ITALIA INTERNATIONAL N.V.	AMSTERDAM	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.
(holding company)	(HOLLAND)
TELECOM ITALIA LAB S.A.	LUXEMBOURG	EUR	370,005	99.9939		TELECOM ITALIA S.p.A.
(holding company)	(LUXEMBOURG)			0.0061		TELECOM ITALIA FINANCE S.A.
TELECOM ITALIA LATAM S.A.	SAO PAULO	BRL	118,925,804	100.0000		TELECOM ITALIA S.p.A.
(telecommunications and promotional services, manufacture and sale of typewriters, accessories, spare parts and assistance)	(BRAZIL)
TIAUDIT LATAM S.A.	SAO PAULO	BRL	1,500,000	69.9996		TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES– SCARL
(internal auditing)	(BRAZIL)			30.0000		TIM BRASIL SERVICOS E PARTICIPACOES S.A.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
Subsidiaries held for sale

INTERCALL S.A.	PARIS	EUR	807,060	88.6342		LIBERTY SURF GROUP S.A.S
(sale of prepaid phone cards and audiotex services)	(FRANCE)
LIBERTY SURF GROUP S.A.S.	PARIS	EUR	282,559,451	100.0000		TELECOM ITALIA S.p.A.
(holding company)	(FRANCE)
LIBERTY SURF NETWORK B.V. (in liquidation)	AMSTERDAM	EUR	20,001	100.0000		LIBERTY SURF GROUP S.A.S.
(telecommunications services)	(HOLLAND)
TELECOM ITALIA S.A.S.	PARIS	EUR	3,478,234	100.0000		LIBERTY SURF GROUP S.A.S.
(Internet access provider)	(FRANCE)

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
Companies accounted for by using the equity method

AREE URBANE S.r.l.	MILAN	EUR	307,717	31.6508		TELECOM ITALIA S.p.A.
(real estate)	(ITALY)			0.9720		TELECOM ITALIA MEDIA S.p.A.
ASSCOM INSURANCE BROKERS S.r.l.	MILAN	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.
(insurance mediation)	(ITALY)
BALTEA S.r.l.	IVREA	EUR	2,220,000	49.0000		OLIVETTI S.p.A.
(manufacture and sale of office equipment and computer and telecommunications services)	(TURIN – ITALY)
BROAD BAND SERVICE S.p.A.	SERRAVALLE	EUR	77,000	20.0000		TELECOM ITALIA SAN MARINO S.p.A.
(production and sales of multimedia services)	REPUBLIC OF SAN MARINO
CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITARIA FEDERICO II (in liquidation)	NAPLES	EUR	127,500	20.0000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)
CONSORZIO E O (in liquidation)	ROME	EUR	15,482	50.0000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)
CONSORZIO NAUTILUS S.c.a.r.l.	ROME	EUR	30,000	20.0000		MEDITERRANEAN NAUTILUS Ltd
(professional training)	(ITALY)
CONSORZIO TEMA MOBILITY	TURIN	EUR	850,000	50.0000		TELECOM ITALIA S.p.A.
(marketing and development of the products jointly realized by Telecom Italia and Magneti Marelli)	(ITALY)
CONSORZIO TURISTEL (in liquidation)	ROME	EUR	77,460	33.3333		TELECOM ITALIA S.p.A.
(online tourism services)	(ITALY)
Empresa de Telecomunicaciones de Cuba S.A. ETEC-SA	HAVANA	USD	1,749,313,080	27.0030		TELECOM ITALIA INTERNATIONAL N.V.
(telecommunications services)	(CUBA)
IM.SER S.p.A.	MILAN	EUR	21,165	40.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)
INTERCALL HELLAS S.A.	ATHENS	EUR	496,696	29.4099		INTERCALL S.A.
(sale of prepaid telephone cards)	(GREECE)
ITALTEL GROUP S.p.A.	MILAN	EUR	115,459,344	19.3733		TELECOM ITALIA FINANCE S.A.
(holding company)	(ITALY)
LI.SIT. – LOMBARDIA INTEGRATA SERVIZI INFOTELEMATICI PER IL TERRITORIO S.p.A.	MILAN	EUR	6,500,000	24.2000		TELECOM ITALIA S.p.A.
(information, TLC services and products for the local public administration)	(ITALY)
LUNA ROSSA CHALLENGE 2007 S.L.	VALENCIA	EUR	4,000,000	49.0000		TELECOM ITALIA S.p.A.
(promotion, organization of sailboat races include the America’s Cup)	(SPAIN)
LUNA ROSSA TRADEMARK SARL	LUXEMBOURG	EUR	20,000,000	49.0000		TELECOM ITALIA S.p.A.
(purchase, management, development of intellectual property rights)
MIAECONOMIA S.r.l.	ROME	EUR	1,000,000	30.0000		MATRIX S.p.A.
(publishing in the field of personal finance)	(ITALY)
MOVENDA S.p.A.	ROME	EUR	133,333	24.9998		TELECOM ITALIA LAB SA
(technological platforms for the development of mobile Internet services)	(ITALY)
NORDCOM S.p.A.	MILAN	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.
(application service provider)	(ITALY)
OCN-TRADING S.r.l. (in liquidation)	IVREA	EUR	40,800	40.0000		TELECOM ITALIA S.p.A.
(trading company)	(TURIN – ITALY)
PERSEO S.r.l.	MILAN	EUR	20,000	50.0000		TELECOM ITALIA S.p.A.
(purchase, sale, exchange, rent, administration, maintenance of movable goods registered for any use and destination)	(ITALY)
RETAIL NETWORK SERVICES B.V. (in liquidation)	AMSTERDAM	EUR	15,129,484	37.2691		OLIVETTI S.p.A.
(holding company)	(HOLLAND)
SOFORA TELECOMUNICACIONES S.A.	BUENOS AIRES	ARS	439,702,000	32.5000		TELECOM ITALIA S.p.A.
(holding company)	(ARGENTINA)			17.5000		TELECOM ITALIA INTERNATIONAL N.V.
TELBIOS S.p.A.	MILAN	EUR	1,899,384	32.8600		TELECOM ITALIA S.p.A.
(technological services supporting the health sector)	(ITALY)
TELELEASING – LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A.	MILAN	EUR	9,500,000	20.0000		SAIAT SOCIETA’ ATTIVITA’INTERMEDIE AUSILIARIE TLC P.A.
(financial leasing of real estate and other assets)	(ITALY)
TIGLIO I S.r.l.	MILAN	EUR	5,255,704	45.6991		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)			2.1027		TELECOM ITALIA MEDIA S.p.A.
TIGLIO II S.r.l.	MILAN	EUR	6,185,288	49.4700		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)
WEMACOM TELEKOMMUNIKATION GmbH	SCHWERIN	EUR	60,000	25.0000		HANSENET TELEKOMMUNIKATION GmbH
(telecommunications services)	(GERMANY)
XTRA MEDIA SERVICES B.V.	NIJMEGEN	EUR	18,000	49.0000		INTERNLNET B.V.
(internet services)	(HOLLAND

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
Other significant investments

CEFRIEL S.r.l.	MILAN	EUR	100,000	11.6000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)
CELL-TEL S.p.A.	IVREA	EUR	500,000	15.0000		OLIVETTI S.p.A.
(telecommunications equipment, plant and systems)	(TURIN - ITALY)
FIN.PRIV. S.r.l.	MILAN	EUR	20,000	14.2900		TELECOM ITALIA S.p.A.
(financing company)	(ITALY)
IFM INFOMASTER S.p.A.	GENOA	EUR	161,765	12.0000		TELECOM ITALIA LAB S.A.
(planning and development of call center solutions)	(ITALY)
INNOVIS S.p.A.	IVREA	EUR	325,000	15.0000		OLIVETTI S.p.A.
(computer, online and telecommunications equipments and services)	(TURIN - ITALY)
ITALBIZ.COM Inc.	CALIFORNIA	USD	4,720	19.5000		TELECOM ITALIA MEDIA S.p.A.
(Internet services)	(USA)
LEGACY LLH LIMITED (EX LEISURE LINK Ltd)	STAFFORDSHIRE	GBP	7,809,179	11.4700		TELECOM ITALIA FINANCE S.A.
(manufacture of gaming and leisure-time machines)	(UK)
MIX S.r.l.	MILAN	EUR	99,000	10.8500		TELECOM ITALIA S.p.A.
(internet services provider)	(ITALY)
NEW SATELLITE RADIO S.r.l.	MILAN	EUR	10,000	12.7200		TELECOM ITALIA S.p.A.
(production and realization of radio-tv channel and program)	(ITALY)
PIEDMONT INTERNATIONAL S.A.	LUXEMBOURG	USD	10,507,500	17.1300	10.3000	TELECOM ITALIA FINANCE S.A.
(financing company)	(LUXEMBOURG)

Signature Page

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.
(Registrant)

By:	/s/ Marco Patuano
Name:	Marco Patuano
Title:	Chief Financial Officer

Date: November 19, 2008